   As filed with the Securities and Exchange Commission on December 30, 1999
                                                          Registration No.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                                  ALCOA INC.
            (Exact Name of Registrant as Specified in its Charter)
      Pennsylvania                   3334                   25-0317820
     (State or Other           (Primary Standard         (I.R.S. Employer
      Jurisdiction                Industrial          Identification Number)
   of Incorporation or        Classification Code
      Organization)                 Number)

                              201 Isabella Street
                        Pittsburgh, Pennsylvania 15212
                                (412) 553-4545
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               ---------------
                              Lawrence R. Purtell
                 Executive Vice President and General Counsel
                                  Alcoa Inc.
                              201 Isabella Street
                        Pittsburgh, Pennsylvania 15212
                                (412) 553-4545
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               ---------------
                                  Copies to:

        J. Michael Schell, Esq.              Andrew R. Brownstein, Esq.
        Margaret L. Wolff, Esq.            Wachtell, Lipton, Rosen & Katz
 Skadden, Arps, Slate, Meagher & Flom            51 West 52nd Street
                  LLP                         New York, New York 10019
           919 Third Avenue                        (212) 403-1000
       New York, New York 10022
            (212) 735-3000

                               ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger (the "Merger") of a subsidiary of the Registrant with and into Reynolds Metals Company ("Reynolds") pursuant to the Agreement and Plan of Merger, dated as of August 18, 1999, described in the enclosed proxy statement and prospectus.

                               ---------------

   If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        Calculation of Registration Fee

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of Each Class of                          Proposed            Proposed        Amount of
     Securities Being       Amount To     Maximum Offering Price Maximum Aggregate Registration
      Registered(1)      Be Registered(2)      Per Share(3)      Offering Price(4)    Fee(5)
------------------------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share.......     72,382,585            $66.21         $4,792,450,952.85 $1,265,207.05
------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) The Registration Statement relates to the Common Stock, par value $1.00 per share, of the Registrant (the "Alcoa Common Stock") issuable to holders of the Common Stock, no par value per share, of Reynolds (the "Reynolds Common Stock") in connection with the Merger.
(2) The number of shares to be registered pursuant to this Registration Statement is based on the maximum number of shares of Alcoa Common Stock issuable to stockholders of Reynolds in the Merger.
(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low prices of Reynolds Common Stock on December 22, 1999, as reported on the New York Stock Exchange, Inc., at an exchange ratio of 1.06 shares of Alcoa Common Stock per share of Reynolds Common Stock.
(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act, based on the product of the estimated maximum number of shares of Reynolds Common Stock to be acquired in the Merger multiplied by the proposed maximum offering price per share calculated as described in (3) above.
(5) Calculated by multiplying 0.000264 by the proposed maximum aggregate offering price. $760,154.20 of such amount is offset pursuant to Rule 457(b) by fees previously paid.
                               ---------------

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            Reynolds Metals Company
                             6601 West Broad Street
                            Richmond, Virginia 23230

              YOUR VOTE ON OUR PROPOSED MERGER IS VERY IMPORTANT!

To Our Stockholders:

   You are cordially invited to attend a special meeting of stockholders of Reynolds Metals Company to be held at the offices of Reynolds Metals Company, 6601 West Broad Street, Richmond, Virginia, on February 11, 2000, at 3:00 p.m., local time.

   At the meeting you will be asked to approve and adopt a merger agreement among Reynolds, Alcoa Inc. and RLM Acquisition Corp., a newly formed, wholly owned subsidiary of Alcoa. If our stockholders approve and adopt the merger agreement, RLM Acquisition Corp. would merge with Reynolds and Reynolds would become wholly owned by Alcoa. In the merger you would receive 1.06 shares of common stock of Alcoa for each Reynolds share you currently own. More information about the merger is contained in the materials that accompany this letter.

   The board of directors of Reynolds has approved the merger and recommends that Reynolds stockholders vote for the merger proposal as described in the attached materials.

   Your vote is important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special meeting. To vote your shares, please complete and return the enclosed proxy card. You also may cast your vote in person at the special meeting.

                                          Very truly yours,


                                          /s/ Jeremiah J. Sheehan

                                          Jeremiah J. Sheehan
                                          Chairman of the Board and
                                          Chief Executive Officer


 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This proxy statement and prospectus is dated December 30, 1999, and is first being mailed to stockholders on or about January 7, 2000.

                            REYNOLDS METALS COMPANY

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               FEBRUARY 11, 2000

                                                              Richmond, Virginia
                                                               December 30, 1999

   A special meeting of stockholders of Reynolds Metals Company will be held at the offices of Reynolds Metals Company, 6601 West Broad Street, Richmond, Virginia, on February 11, 2000, at 3:00 p.m., local time, for the following purposes:

     1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 18, 1999, among Alcoa Inc., RLM Acquisition Corp. and Reynolds Metals Company, and to approve the transactions contemplated thereby. We have included a copy of the merger agreement as Annex A to the attached proxy statement and prospectus.

     2. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

   Only stockholders of record at the close of business on December 29, 1999 will be entitled to vote at the special meeting. To vote your shares, please complete and return the enclosed proxy card. You also may cast your vote in person at the special meeting. Please vote promptly whether or not you expect to attend the special meeting.

By order of the Board of Directors,



/s/ Donna C. Dabney
Donna C. Dabney
Secretary

   PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   3
  The Companies...........................................................   3
  Alcoa Inc...............................................................   3
  Reynolds Metals Company.................................................   3
  Vote Required to Approve the Merger.....................................   3
  What You Will Receive in the Merger.....................................   3
  Reynolds' Reasons for the Merger........................................   4
  Our Recommendation to Stockholders......................................   4
  Opinions of Financial Advisors..........................................   4
  Interests of Certain Persons in the Merger..............................   4
  Conditions to the Merger................................................   4
  Alternative Transactions................................................   5
  Termination of the Merger Agreement.....................................   5
  Termination Fees........................................................   5
  Regulatory Matters......................................................   5
  United States Federal Income Tax Consequences of the Merger.............   6
  Accounting Treatment....................................................   6
  No Appraisal Rights.....................................................   6
  Comparative Per Share Market Price Information..........................   6
  Selected Historical Financial Information...............................   7
  Alcoa Inc. Selected Historical Financial Information....................   7
  Reynolds Metals Company Selected Historical Financial Information.......   8
  Unaudited Selected Pro Forma Condensed Consolidated Financial
   Information............................................................   9
  Comparative Per Share Information.......................................  11
RISK FACTORS..............................................................  12
  Merger Consideration Is Fixed Despite Potential Changes in Stock
   Prices.................................................................  12
  Integration of Alcoa and Reynolds Operations May Be Difficult...........  12
  Commodity Price Risks...................................................  12
  Fluctuations in Foreign Exchange and Interest Rates.....................  13
  Environmental Contingencies.............................................  13
  Year 2000 Issue.........................................................  14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  18
THE REYNOLDS SPECIAL MEETING..............................................  20
  When and Where the Special Meeting Will be Held.........................  20
  What Will be Voted Upon.................................................  20
  Only Reynolds Common Stockholders of Record as of December 29, 1999 Are
   Entitled to Vote.......................................................  20
  A Majority of Outstanding Shares Must be Represented For a Vote to be
   Taken..................................................................  20
  Vote Required for Approval..............................................  20
  Voting Your Shares and Changing Your Vote...............................  20
  How Proxies Are Counted.................................................  21
  Cost of Solicitation....................................................  21
THE MERGER................................................................  22
  The Companies...........................................................  22
  Background of the Merger................................................  22
  Reasons for the Merger and Recommendations of the Reynolds Board........  29

                                                                           Page
                                                                           ----
  Opinions of Reynolds' Financial Advisors................................  31
  Management and Operations of Reynolds After the Merger..................  43
  Accounting Treatment....................................................  43
  United States Federal Income Tax Consequences of the Merger.............  43
  Antitrust...............................................................  44
  Other Regulatory Matters................................................  46
  No Appraisal Rights.....................................................  46
  Federal Securities Laws Consequences; Stock Transfer Restriction
   Agreements.............................................................  47
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION...............  48
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS...........  50
INTERESTS OF CERTAIN PERSONS IN THE MERGER................................  59
  Severance Agreements....................................................  59
  Reynolds Nonqualified Stock Option Plans................................  59
  Reynolds Restricted Stock Plan for Outside Directors....................  60
  Reynolds Long-Term Performance Share Plan...............................  60
  Reynolds Deferral Plans.................................................  60
  Reynolds Grantor Trust..................................................  60
  Indemnification and Insurance...........................................  61
THE MERGER AGREEMENT......................................................  62
  Form of Merger..........................................................  62
  Consideration to be Received in the Merger..............................  62
  Exchange Agent; Procedures for Exchange of Certificates.................  62
  Representations and Warranties in the Merger Agreement..................  63
  Covenants in the Merger Agreement.......................................  64
  Solicitation of Alternative Takeover Proposals..........................  66
  Stock Options...........................................................  67
  Benefits Matters........................................................  67
  Indemnification; Directors' and Officers' Insurance.....................  68
  Conditions Precedent to the Merger......................................  68
  Termination.............................................................  69
  Termination Fees........................................................  70
  Costs and Expenses......................................................  70
  Amendment...............................................................  70
  Waiver..................................................................  70
OWNERSHIP OF REYNOLDS COMMON STOCK........................................  71
  Beneficial Ownership of Directors and Management of Reynolds............  71
  Beneficial Ownership of Certain Stockholders............................  72
DESCRIPTION OF ALCOA CAPITAL STOCK........................................  73
  Authorized Capital Stock................................................  73
  Alcoa Common Stock......................................................  73
  Alcoa Preferred Stock...................................................  74
  Transfer Agent and Registrar............................................  76
COMPARISON OF STOCKHOLDER RIGHTS..........................................  77
  Board of Directors......................................................  77
  Limitation of Director Liability........................................  77
  Indemnification of Directors and Officers...............................  78
  Amendments to Charter...................................................  79

                                                                           Page
                                                                           ----
  Mergers and Other Fundamental Transactions..............................  80
  Authorized Capital Stock................................................  80
  Dividends...............................................................  80
  Stock Repurchases.......................................................  81
  Election of Directors...................................................  81
  Appraisal or Dissenters' Rights.........................................  81
  Amendments to Bylaws....................................................  82
  Action by Written Consent...............................................  82
  Stockholder Meetings....................................................  82
  Rights of Inspection....................................................  84
  Case Law................................................................  84
  Court Systems...........................................................  84
  Fiduciary Duties of Directors...........................................  85
  Anti-Takeover Laws......................................................  87
STOCK EXCHANGE LISTING; DELISTING AND DEREGISTRATION
 OF REYNOLDS COMMON STOCK.................................................  89
INDEPENDENT ACCOUNTANTS...................................................  89
LEGAL MATTERS.............................................................  89
WHERE YOU CAN FIND MORE INFORMATION.......................................  90
ANNEX A--AGREEMENT AND PLAN OF MERGER
ANNEX B--OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
ANNEX C--OPINION OF GOLDMAN, SACHS & CO.

                    QUESTIONS AND ANSWERS ABOUT THE MERGER
Q: Why are the companies proposing the merger?

A: We believe that combining our two companies should result in a company that is better positioned to address the ongoing globalization of the metals industry and the new competitive landscape that globalization is creating. We believe that combining will permit us to achieve greater efficiencies and cost reductions required to compete effectively in our industry. The combined company would be the world leader in aluminum manufacturing with over 300 operating locations in 36 countries. The businesses in which Reynolds is strong are complementary to Alcoa's, enabling us to deliver a better, more well-rounded product line to customers. We believe that combining Reynolds' complementary product lines and operations with Alcoa's technology and know-how will create an enterprise with the ability to provide value to our customers, employees and stockholders.

Q: What will I receive in exchange for my shares of Reynolds common stock?

A: Stockholders will receive 1.06 shares of Alcoa common stock in exchange for each share of Reynolds common stock owned. Stockholders will receive cash instead of any resulting fraction of a share, in an amount reflecting the market value of the fraction of a share.

  Example: If you currently own 10 shares of Reynolds common stock, after the merger you will be entitled to receive 10 shares of Alcoa common stock and a check for the market value of six-tenths of a share of Alcoa common stock.

Q: Will I receive a certificate representing the shares of Alcoa common stock that I receive in the merger?

A: You will receive your shares of Alcoa common stock in uncertificated book-entry form through Alcoa's direct registration system, unless you elect to receive a certificate representing those shares. Under the direct registration system, First Chicago Trust Company of New York, Alcoa's transfer agent, will establish a book-entry account for each Reynolds stockholder who has delivered his or her Reynolds stock certificates to the exchange agent under the merger agreement. Instead of certificates representing shares of Alcoa common stock, those stockholders will receive account statements reflecting their holdings of Alcoa common stock. Book-entry shares will be held with the transfer agent, who will serve as the record keeper for all holders of Alcoa common stock. However, if you want to receive a physical certificate evidencing your shares of Alcoa common stock, you will be able to elect to obtain one at no charge.

Q: When do the companies expect to complete the merger?

A: We are working to complete the merger as quickly as possible. In addition to obtaining the approval of the Reynolds stockholders, we must satisfy the specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We hope to complete the merger in the first half of 2000. However, no assurances can be made that we will complete the merger by then.

Q: What are the U.S. federal tax consequences of the merger to Reynolds stockholders?

A: In general, holders of Reynolds common stock will not be required to pay any U.S. federal income tax as a result of the merger until they sell their shares, except for tax, if any, imposed on cash Reynolds stockholders receive instead of fractions of shares.

Q: Do Reynolds stockholders have appraisal rights?

A: No. Under applicable law, appraisal rights are not available to the holders of Reynolds common stock in connection with the merger.

Q: What vote is required to approve the merger?

A: For the merger to occur, the holders of at least a majority of all the outstanding stock of Reynolds entitled to vote must approve and adopt the merger agreement at the special meeting.

Q: Who is entitled to vote on the merger?

A: Only holders of record of Reynolds common stock as of the close of business on December 29, 1999 will be entitled to notice of and to vote at the special meeting to approve and adopt the merger agreement. Beneficial holders as of that date who are not holders of record will only be allowed to vote in person at the special meeting if they present a letter signed by the record holder indicating the number of shares such beneficial holder is entitled to vote.

Q: When and where is the special meeting?

A: The special meeting will be held on February 11, 2000, at 3:00 p.m., local time, at the offices of Reynolds Metals Company, 6601 West Broad Street, Richmond, Virginia.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. Just send in a written revocation or a later dated, signed proxy card before the special meeting or simply attend the special meeting and vote in person.

Q: What do I need to do now?

A: Please vote your shares as soon as possible, so that your shares may be represented at the special meeting. You may vote by signing your proxy card and mailing it in the enclosed return envelope, or you may vote in person at the special meeting. Since a majority of the outstanding Reynolds shares is required to approve the merger, your failure to vote is the same as your voting against the merger.

Q: Should I send in my stock certificates now?

A: No. Soon after the merger is completed, you will receive written instructions for sending in your stock certificates and creating a book-entry account reflecting your holdings of Alcoa common stock.

Q: Whom should I call if I have questions?

A: If you have questions about the merger or the merger proposal you may call our proxy solicitor, Morrow & Co., Inc., at 1-800-566-9061.

                                    SUMMARY

   This section summarizes particular selected information about the merger from this proxy statement and prospectus and may not contain all of the information that is important to you. To understand the merger fully, we strongly encourage you to read carefully this entire proxy statement and prospectus and the documents that Alcoa and Reynolds have filed with the Securities and Exchange Commission. We have included a copy of the merger agreement in this proxy statement and prospectus as Annex A. For information on how to obtain the documents that have been filed with the Securities and Exchange Commission, see "Where You Can Find More Information" on page 90.
The Companies (See Page 22)

Alcoa Inc.
201 Isabella Street
Pittsburgh, Pennsylvania 15212
(412) 553-4545
website: http://www.alcoa.com

   Alcoa Inc., a Pennsylvania corporation, is the world's leading producer of primary aluminum, fabricated aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa serves customers worldwide primarily in the packaging, transportation (including aerospace, automotive, rail and shipping), building and industrial markets with a great variety of fabricated and finished products. Alcoa is organized into 24 independently managed business units and has over 215 operating locations in 31 countries.

   For additional information about Alcoa and its business, see "The Merger-- The Companies--Alcoa Inc." and "Where You Can Find More Information."

Reynolds Metals Company
6601 West Broad Street
Richmond, Virginia 23230
(804) 281-2000
website: http://www.rmc.com

   Reynolds Metals Company, a Delaware corporation, is the world's third-largest aluminum producer and the world's leading aluminum foil producer. Reynolds serves customers in growing world markets including the alumina and primary aluminum, packaging and consumer, commercial construction, distribution, and automotive markets, with a wide variety of aluminum, plastic and other products. Reynolds employs approximately 18,000 people. Reynolds has operations or interests in operations at more than 100 locations in 24 countries.

   For additional information about Reynolds and its business, see "The Merger--The Companies-- Reynolds Metals Company" and "Where You Can Find More Information."

Vote Required to Approve the Merger
(See Page 20)

   Reynolds stockholders will vote on a proposal to approve and adopt the merger agreement and approve the merger and the other transactions described in the merger agreement. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of all shares of Reynolds common stock that are outstanding and entitled to vote at the special meeting. Each share of Reynolds common stock is entitled to one vote. Reynolds directors and executive officers as a group own and are entitled to vote approximately 1.0% of the outstanding shares of Reynolds common stock. If a stockholder does not vote at the special meeting, either in person or by proxy, it will have the same effect as a vote against the merger.

What You Will Receive in the Merger
(See Page 62)

   As a result of the merger, each share of Reynolds common stock will be converted into 1.06 shares of Alcoa common stock. You will receive cash instead of any resulting fraction of a share, in an amount reflecting the market value of the fraction of a share.

   We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

Reynolds' Reasons for the Merger (See Page 29)

   In reaching its decision, the Reynolds Board consulted with its financial and legal advisors and considered a variety of factors, including possible alternatives to a negotiated merger with Alcoa, the improvements that had been made in the Alcoa proposal versus the initial $65.00 per share offer and the initial form of merger agreement, the recent trend of consolidation in the aluminum and packaging industries, the premium represented by the merger consideration, the opportunity for Reynolds stockholders to participate in the combined company and the tax consequences of the merger to Reynolds stockholders.

Our Recommendation to Stockholders
(See Page 31)

   The Reynolds Board of Directors believes that the terms of the merger are advisable, fair to and in the best interests of Reynolds and its stockholders and recommends that you vote FOR the merger proposal.

Opinions of Financial Advisors (See Page 31)

   In connection with the merger, the Reynolds Board of Directors received opinions from its financial advisors. The opinions of the financial advisors are directed to the Board of Directors of Reynolds and are not recommendations to stockholders with respect to any matter relating to the merger.

   Reynolds received written opinions dated August 18, 1999 from its financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., to the effect that, as of the date of such opinions, and based upon and subject to the matters described in such opinions, the exchange ratio was fair from a financial point of view to the stockholders of Reynolds. We have included these opinions in this proxy statement and prospectus as Annexes B and
C. Reynolds urges its stockholders to read the opinions of Merrill Lynch and Goldman Sachs in their entirety.

Interests of Certain Persons in the Merger
(See Page 59)

   In addition to their interests as stockholders, the directors and executive officers of Reynolds have interests in the merger that are different from, or in addition to, your interests. These interests exist because of rights they have pursuant to the terms of benefit and compensation plans maintained by Reynolds and pursuant to the terms of severance agreements.

   Some of the compensation and benefit plans provide for the accelerated vesting or lapse of restrictions on stock-based rights and the distribution of certain specified benefits in connection with the merger. The severance agreements provide the executive officers with severance benefits if their employment is terminated under specified circumstances following the merger.

   In addition, Alcoa will indemnify the officers and directors of Reynolds for events occurring before the merger.

   The members of the Reynolds Board of Directors knew about these additional interests and considered them when approving the merger.

Conditions to the Merger (See Page 68)

Completion of the merger requires:

  . approval of the merger proposal by Reynolds stockholders;

  . absence of any law or injunction preventing the merger;

  . expiration of any applicable waiting period under the Hart-Scott-Rodino
    Antitrust Improvements Act of 1976;

  . approval for listing of the Alcoa common stock to be issued in the merger on the New York Stock Exchange;

  . receipt of legal opinions from counsel to Alcoa and to Reynolds, respectively, stating that the merger will qualify as a reorganization under the Internal Revenue Code;

  . compliance in all material respects with all agreements and obligations of each of Alcoa and Reynolds that are required to be complied with before the consummation of the merger; and

  . absence of breaches of representations and warranties contained in the merger agreement which have or are reasonably expected to have a material adverse effect on Alcoa or Reynolds.

   Other than the conditions pertaining to stockholder approval, the Hart-Scott-Rodino waiting period and the legality of the merger, both Alcoa and Reynolds could elect to waive conditions to their own performance and complete the merger. However, the parties may not waive the condition relating to the receipt of the tax opinions from counsel after the Reynolds stockholders approve the merger proposal unless further stockholder approval is obtained with appropriate disclosure.

Alternative Transactions (See Page 66)

   The merger agreement permitted Reynolds to solicit a transaction with a third party until September 17, 1999. After that date, the merger agreement limits the ability of the Board of Directors of Reynolds to solicit or participate in discussions with any third party about alternative transactions. However, Reynolds may engage in discussions with or provide information to a third party who makes an unsolicited bona fide written acquisition proposal, so long as its Board of Directors concludes in good faith that the acquisition proposal is reasonably capable of being completed and would result in a transaction more favorable to Reynolds' stockholders than the proposed merger with Alcoa. In addition, the Reynolds Board may terminate the merger agreement if it determines to accept a superior proposal from a third party and follows certain procedures summarized below.

Termination of the Merger Agreement
(See Page 69)

   Alcoa and Reynolds may mutually agree to terminate the merger agreement at any time. In addition, either company may terminate the merger agreement if specified events do or do not occur. These include:

  . if the merger is not completed by August 30, 2000, unless at that time the waiting period under the Hart-Scott-Rodino Act has not ended or the merger is prohibited by any court order or other government action, in which case the date will be extended to February 28, 2001;

  . if a law, court order or other government action prohibits the merger; or

  . if the stockholders of Reynolds vote against the merger proposal.

   In addition, Reynolds may terminate the merger agreement if the Reynolds Board determines that it intends to enter into an agreement with a third party for a superior alternative transaction. Reynolds may only terminate under this circumstance as long as Reynolds complies with the requirements specified in the merger agreement, including providing Alcoa with the opportunity to make a revised offer to Reynolds.

Termination Fees (See Page 70)

   The merger agreement requires Reynolds to pay Alcoa a termination fee of $100 million if the merger agreement terminates and specified events occur. This fee is payable by Reynolds if:

  . Reynolds terminates the merger agreement in order to enter into a superior alternative transaction with a third party; or

  . An alternative acquisition proposal is publicly announced, the merger agreement is terminated because the Reynolds stockholders vote against approval of the merger, and within 12 months of termination of the merger agreement Reynolds completes such alternative transaction.

Regulatory Matters (See Page 44)

   The Hart-Scott-Rodino Act prohibits Alcoa and Reynolds from completing the merger until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and until certain waiting period requirements have been satisfied. Alcoa filed a Hart-Scott-Rodino Premerger Notification and Report Form on August 24, 1999, and Reynolds filed such a Form on August 30, 1999. On September 29, 1999, the Antitrust Division issued a request for additional information and documentary material (a "second request"). Under the applicable provisions of the Hart-Scott-Rodino Act, the merger may not be consummated until the expiration of a statutory waiting period, which expires 20 days after both Alcoa and Reynolds substantially comply with the second request.

   In Europe certain regulations require that Alcoa file a premerger notification form with the Commission of the European Communities prior to consummation of the proposed merger. Alcoa filed such notification on November 18, 1999. This filing began an initial one-month review period in which the European Commission was required to determine whether there are sufficiently "serious doubts" about the proposed merger's compatibility with the common market to require a more complete review. The initial one-month period expired on December 20, 1999, whereupon the European Commission issued a determination that the proposed merger did require a more complete review. The European Commission must complete its investigation and make a final determination with respect to the proposed merger no later than four months after December 20, 1999. Because EU holidays, which have not yet been determined for the upcoming year, automatically extend timetables under the merger regulations, a final determination regarding the proposed merger must be made no later than the first half of May 2000.

   Alcoa and Reynolds have also made filings under the competition laws of Canada, Australia and certain other countries.

United States Federal Income Tax Consequences of the Merger (See Page 43)

   The parties have structured the merger so that it is anticipated that the merger will be a reorganization for U.S. federal income tax purposes. The parties will not be obligated to complete the merger unless they receive legal opinions to that effect. The condition related to those opinions is not waivable after receipt of stockholder approval unless further stockholder approval is obtained with appropriate disclosure. If the merger is a reorganization, stockholders will not recognize gain or loss for U.S. federal income tax purposes in the merger (except for gain or loss recognized because of cash received instead of fractional shares).

Accounting Treatment (See Page 43)

   The merger will be accounted for using the purchase method of accounting as such term is used under U.S. generally accepted accounting principles. The purchase method accounts for a merger as an acquisition of one company by another. See "Pro Forma Condensed Consolidated Financial Information" and "The Merger--Accounting Treatment."

No Appraisal Rights (See Page 46)

   Under the law of Delaware, where Reynolds is incorporated, holders of Reynolds common stock do not have the right to receive an appraisal of the value of their shares in connection with the merger.

Comparative Per Share Market Price Information (See Page 48)

   Reynolds common stock is listed on the New York Stock Exchange under the symbol "RLM." Alcoa common stock is listed on the New York Stock Exchange under the symbol "AA."

   Set forth below are the closing stock prices of Reynolds common stock and Alcoa common stock on the New York Stock Exchange on the following dates:

  . August 10, 1999, the last full trading day before the announcement by Alcoa of its $65.00 per share 50/50 cash and stock proposal;

  . August 13, 1999, the last full trading day before the announcement by Alcoa of its intention to commence an all cash tender offer for all of the outstanding Reynolds common stock at $65.00 per share;

  . August 18, 1999, the last full trading day before the public announcement of the merger; and

  . December 29, 1999, the latest practicable date before the effective date of the registration statement of which this proxy statement and prospectus is a part.

                                                               Reynolds  Alcoa
                                                                Common   Common
                                                                Stock    Stock
                                                               -------- --------
August 10, 1999............................................... $55.8750 $66.4375
August 13, 1999...............................................  69.3750  66.5000
August 18, 1999...............................................  68.2500  66.8750
December 29, 1999.............................................  76.5625  81.7500

                   Selected Historical Financial Information

   The selected consolidated financial data of Alcoa as of and for the years ended December 31, 1998 and 1997 and the income statement data for the year ended December 31, 1996 have been derived from the consolidated financial statements of Alcoa which have been audited by PricewaterhouseCoopers LLP, independent accountants, and incorporated by reference into this proxy statement and prospectus. The balance sheet and other financial data as of December 31, 1996 and the selected consolidated financial data of Alcoa as of and for the years ended December 31, 1995 and 1994 have been derived from the audited consolidated financial statements of Alcoa previously filed with the SEC but not incorporated by reference in this proxy statement and prospectus. The consolidated financial data of Alcoa as of and for the nine months ended September 30, 1998 and 1999 have been derived from the unaudited consolidated financial statements of Alcoa for those periods contained in Alcoa's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1998 and 1999, respectively. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Alcoa incorporated by reference in this proxy statement and prospectus.

                                   Alcoa Inc.
                   Selected Historical Financial Information
                (Dollars in millions, except per share amounts)

                          Nine Months Ended
                            September 30,
                             (Unaudited)              Year Ended December 31,
                          ----------------- -------------------------------------------
                            1999     1998     1998     1997     1996     1995    1994
                          -------- -------- -------- -------- -------- -------- -------
Sales...................  $ 12,070 $ 11,141 $ 15,340 $ 13,319 $ 13,061 $ 12,500 $ 9,904
Income before
 extraordinary
 loss/2/ ...............       720      635      853      805      515      791     443
Extraordinary loss/3/ ..       --       --       --       --       --       --      (68)
Net income/2/ ..........       720      635      853      805      515      791     375
Basic earnings per
 common share/1/:
  Before extraordinary
   loss/3/ .............      1.96     1.84     2.44     2.33     1.47     2.22    1.24
  Net income............      1.96     1.84     2.44     2.33     1.47     2.22    1.05
Diluted earnings per
 common share/1/:
  Before extraordinary
   loss/3/ .............      1.91     1.83     2.42     2.31     1.46     2.20    1.23
  Net income............      1.91     1.83     2.42     2.31     1.46     2.20    1.04
Cash dividends paid per
 common share/1/ .......   0.60375   0.5625     0.75    0.488    0.665     0.45    0.40
Total assets............    16,865   17,893   17,463   13,071   13,450   13,643  12,353
Long-term debt
 (noncurrent)...........     2,669    2,921    2,877    1,457    1,690    1,216   1,030

--------
1 All per share amounts have been restated to reflect the two-for-one stock split declared on January 8, 1999.
2 Includes a net after-tax gain of $44 in 1997, and net after-tax charges of $122 in 1996, $10 in 1995 and $50 in 1994. Also included in 1994 is a gain of $300 related to the Alcoa/WMC transaction.
3  The extraordinary loss relates to the early retirement of debentures.

   The selected consolidated financial data of Reynolds as of and for the years ended December 31, 1998 and 1997 and the income statement data for the year ended December 31, 1996 have been derived from the consolidated financial statements of Reynolds which have been audited by Ernst & Young LLP, independent auditors, and incorporated by reference into this proxy statement and prospectus. The balance sheet and other financial data as of December 31, 1996 and the selected consolidated financial data of Reynolds as of and for the years ended December 31, 1995 and 1994 have been derived from the audited consolidated financial statements of Reynolds previously filed with the SEC but not incorporated by reference in this proxy statement and prospectus. The consolidated financial data of Reynolds as of and for the nine months ended September 30, 1998 and 1999 have been derived from the unaudited consolidated financial statements of Reynolds for those periods contained in Reynolds' Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1998 and 1999, respectively. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Reynolds incorporated by reference in this proxy statement and prospectus.

                            Reynolds Metals Company
                   Selected Historical Financial Information
                (Dollars in millions, except per share amounts)

                          Nine Months Ended
                            September 30,
                             (Unaudited)             Year Ended December 31,
                          -----------------  -----------------------------------------
                            1999     1998     1998     1997    1996     1995    1994
                          -------- --------  -------  ------- -------  ------- -------
Sales...................  $  3,438 $  4,479  $ 5,859  $ 6,900 $ 7,016  $ 7,252 $ 5,925
Income before income
 taxes, extraordinary
 loss and cumulative
 effects of accounting
 changes................        80      286      197      240     153      548     190
Income before
 extraordinary loss and
 cumulative effects of
 accounting
 changes/1/ ............        61      197      152      136     104      389     122
Extraordinary loss/2/ ..       --       (63)     (63)     --      --       --      --
Cumulative effects of
 accounting
 changes/3/ ............       --       (23)     (23)     --      (15)     --      --
Net income/1/ ..........        61      111       66      136      89      389     122
Basic earnings per
 share:
  Income before
   extraordinary loss
   and cumulative
   effects of accounting
   changes..............      0.95     2.76     2.18     1.86    1.06     5.60    1.42
  Net income............      0.95     1.55     0.94     1.86    0.82     5.60    1.42
Diluted earnings per
 share:
  Income before
   extraordinary loss
   and cumulative
   effects of
   accounting changes...      0.95     2.76     2.18     1.84    1.06     5.25    1.41
  Net income............      0.95     1.55     0.94     1.84    0.82     5.25    1.41
Cash dividends declared
 per common share.......      1.05     1.05     1.40     1.40    1.40     1.20    1.00
Total assets............     5,968    6,118    6,134    7,226   7,516    7,740   7,461
Long-term debt..........     1,009      996    1,035    1,501   1,793    1,853   1,848

--------
1 Includes net after-tax gain/(charges) for operational restructuring of $5 in the nine months ended September 30, 1998, $(90) in 1998, $(78) in 1997 and $(23) in 1996. Also includes after tax merger-related expenses of $9 in the nine months ended September 30, 1999.
2  The extraordinary loss was for the early retirement of debt.
3 The accounting changes were for the adoption of Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities" in 1998 and Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996.

   Unaudited Selected Pro Forma Condensed Consolidated Financial Information

   The following Unaudited Selected Pro Forma Condensed Consolidated Financial Information is based on and should be read in conjunction with the historical consolidated financial statements of Alcoa and Reynolds, including the notes thereto, which are incorporated by reference in this proxy statement and prospectus. This financial information has been adjusted to give effect to (1) Alcoa's merger with Alumax Inc., which was completed in July 1998, (2) Reynolds' sale of its North American aluminum beverage can operations in August 1998 and (3) the proposed merger with Reynolds. The Income Statement Data presented below does not (a) purport to represent what the results of operations actually would have been if the above transactions had occurred as of the date indicated or what such results will be for any future periods or
(b) give effect to certain nonrecurring charges expected to result from the Reynolds acquisition.

   The Unaudited Income Statement Data for the nine-month period ended September 30, 1999 and for the year ended December 31, 1998 give effect to the Reynolds merger and related transactions as if such transactions had occurred on January 1, 1998. The Unaudited Income Statement Data for the year ended December 31, 1998 also gives effect to (1) the Alumax merger and (2) Reynolds' disposition of its North American can operations, as if such transactions had occurred on January 1, 1998. The Unaudited Balance Sheet Data as of September 30, 1999 gives effect to the Reynolds merger and related transactions as if such transactions had occurred on that date.

   The pro forma adjustments are based upon available information and include certain assumptions and adjustments which the managements of Alcoa and Reynolds believe to be reasonable. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on Alcoa's business, results of operations and financial position. Alcoa and Reynolds are currently awaiting approval for the merger transaction from various government authorities. Therefore, at the present time, the amount of information that the two companies can share is limited. Reynolds has certain severance plans, agreements and policies applicable to its executive management and salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the completion of the merger. The maximum amount payable under such arrangements is in the range of $200 to $225 million. The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. In addition, Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, for the reasons noted above, these studies cannot be completed. Based on these facts, an estimate of the potential benefit from synergies or the amount of restructuring costs is not yet available. However, it is possible that the amounts involved related to the effects of restructuring could have a material impact on the purchase price allocation.

   The acquisition of Reynolds will be accounted for using the purchase method of accounting, so the total purchase costs of the acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to the companies. Alcoa and Reynolds are not aware of any significant unrecorded obligations or contingencies, other than the severance arrangements referred to above, and do not believe that the final purchase price allocation will materially differ from that included in the pro forma financial information contained herein. The final allocation of the purchase price will be made based upon valuation and other studies that have not been completed.

   You should not rely on the Unaudited Selected Pro Forma Condensed Consolidated Financial Information as being indicative of the historical results that Alcoa would have had or the future results that Alcoa will experience after the merger. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 50.

                                        Nine Months Ended September 30, 1999
                                     ------------------------------------------
                                          Historical
                                     --------------------  Pro Forma  Pro Forma
                                      Alcoa    Reynolds   Adjustments Combined
                                     -------- ----------- ----------- ---------
                                        (in millions, except per share data)
Income Statement Data
  Sales............................. $12,070    $ 3,434     $  (101)  $ 15,403
  Net Income........................     720         61         (39)       742
  Basic earnings per common share...    1.96        .95         --        1.69
  Diluted earnings per common
   share............................    1.91        .95         --        1.65
  Cash dividends per common share...  .60375       1.05       (1.05)    .60375
                                            Year Ended December 31, 1998
                                     ------------------------------------------
                                       Pro
                                      Forma    Pro Forma   Pro Forma  Pro Forma
                                     Alcoa/1/ Reynolds/2/ Adjustments Combined
                                     -------- ----------- ----------- ---------
                                        (in millions, except per share data)
Income Statement Data
  Sales............................. $16,766    $ 5,067     $  (173)  $ 21,660
  Income before extraordinary loss
   and the cumulative effect of
   accounting change................     876        (82)        (61)       733
  Basic earnings per common share
   before extraordinary loss and the
   cumulative effect of accounting
   change...........................    2.36      (1.24)        --        1.65
  Diluted earnings per common share
   before extraordinary loss and the
   cumulative effect of accounting
   change...........................    2.35      (1.24)        --        1.65
  Cash dividends per common share...     .75       1.40       (1.40)       .75
--------
1  Includes the effects of the Alumax merger as if such merger had occurred on
   January 1, 1998. See "Unaudited Pro Forma Condensed Consolidated Financial
   Statements" on page 50.
2  Includes the effects of Reynolds' sale of its North American Can Operations as though it occurred on January 1, 1998. See "Unaudited Pro Forma Condensed
   Consolidated Financial Statements" on page 50.

                                              As of September 30, 1999
                                     ------------------------------------------
                                          Historical
                                     --------------------  Pro Forma  Pro Forma
                                      Alcoa    Reynolds   Adjustments Combined
                                     -------- ----------- ----------- ---------
                                        (in millions, except per share data)
Balance Sheet Data
  Total assets...................... $16,865    $ 5,968     $ 3,401   $ 26,234
  Total cash and marketable
   securities.......................     297         62         (35)       324
  Long-term debt....................   2,669      1,009         --       3,678
  Stockholders' equity..............   5,956      2,094       2,727     10,777
  Book value per common share.......   16.11      33.12         --       24.42

   For further discussion of the pro forma adjustments and more detailed pro forma financial statements, see "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                       Comparative Per Share Information

   We have summarized below certain earnings, dividend and book value per share information for Alcoa and Reynolds on an historical and on an historical equivalent basis. You should read the comparative per share information below in conjunction with the selected historical financial data on pages 7 and 8 and the unaudited pro forma condensed consolidated financial statements appearing on pages 50 through 58 of this proxy statement and prospectus.

                                         At or For the Nine At or For the Year
                                            Months Ended    Ended December 31,
                                         September 30, 1999        1998
                                         ------------------ ------------------
                                            (Unaudited)
Alcoa Historical
Earnings per common share:
  Basic.................................      $   1.96            $ 2.44
  Diluted...............................          1.91              2.42
  Cash dividends declared per common
   share................................       0.60375              0.75
  Book value per common share...........         16.11             16.36
Reynolds Historical
Earnings per common share:
  Basic.................................      $   0.95            $ 0.94
  Diluted...............................          0.95              0.94
  Cash dividends declared per common
   share................................          1.05              1.40
  Book value per common share...........         33.12             34.03
Equivalent Pro Forma per share data for
 Reynolds stockholders (a)
Earnings per common share:
  Basic.................................      $   1.79            $ 1.75
  Diluted...............................          1.75              1.75
  Cash dividends declared per common
   share (b)............................       0.63998              .795
  Book value per common share...........         24.42               --

--------
(a) Represents pro forma information multiplied by the exchange ratio of 1.06.
(b) Equivalent pro forma cash dividends per share have been computed by multiplying the historical cash dividend paid by Alcoa by the exchange ratio of 1.06.

                                  RISK FACTORS

   In addition to the other information included in this proxy statement and prospectus (including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" at page 18), you should consider the following in determining whether to vote in favor of the merger.

Merger Consideration Is Fixed Despite Potential Changes in Stock Prices

   When the merger is completed, each share of Reynolds common stock will be converted into 1.06 shares of Alcoa common stock. The merger agreement does not contain any provision that would adjust this exchange ratio based on fluctuations in the price of either company's common stock. The value of the consideration you receive depends on the market price of Alcoa common stock at the time the merger is completed. All required regulatory approvals for the merger have not yet been obtained. Under the terms of the merger agreement (which could be amended to extend the time further), it is possible that completion of the merger could be delayed as late as February 2001, or twelve months after the special meeting. In addition, regulatory authorities may impose conditions on the combined operations or require divestitures as a condition to approving the merger. While the parties intend to work promptly toward completion of the merger, they cannot predict with certainty whether regulatory delays will be encountered, regulatory conditions to the merger imposed or the possible effects of such actions. As of August 18, 1999, the date of the merger agreement, the exchange ratio of 1.06 shares of Alcoa common stock for each share of Reynolds common stock reflected a premium to be paid to holders of Reynolds common stock. The market price of Alcoa common stock could decline before the effective time of the merger.

Integration of Alcoa and Reynolds Operations May Be Difficult

   The merger involves the integration of two companies that have previously operated independently. Alcoa may not be able to integrate Reynolds' operations without encountering difficulties or experiencing the loss of key employees, customers or suppliers. In addition, we cannot assure you that the benefits we expect from such integration will be realized.

Commodity Price Risks

   Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. Aluminum ingot is an internationally-produced, priced and traded commodity. The principal trading market for ingot is the London Metal Exchange. Alcoa participates in this market by buying and selling future portions of its aluminum requirements and output.

   The aluminum industry is highly cyclical in nature, and Alcoa's results of operations are influenced by LME-based prices of primary aluminum. This price sensitivity impacts a portion of Alcoa's alumina sales and many of Alcoa's aluminum products, with less impact on the more specialized and value-added products. In the normal course of business, Alcoa enters into long-term contracts with a number of its fabricated products customers. In order to hedge the risk of higher prices for the anticipated metal purchases required to fulfill these long-term customer contracts, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal requirements will be met. Although Alcoa has attempted to lessen the effects of fluctuations in primary aluminum prices through such hedging programs, there can be no assurance that such price fluctuations will not have an adverse effect on Alcoa's financial condition and results of operations.

   Alcoa intends to close out the hedging positions at the time it purchases the metal from third parties, thus creating the right economic match both in time and price. The expiration dates of the options and the delivery dates of the futures contracts do not always coincide exactly with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and options positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are

"in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward. A significant cash outflow could have an adverse effect on Alcoa's financial position and results of operations.

Fluctuations in Foreign Exchange and Interest Rates

   Alcoa is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, foreign currency exchange contracts, including forwards and options, are sometimes used to limit the risk of fluctuating exchange rates. In addition, Alcoa attempts to maintain a reasonable balance between fixed and floating rate debt and uses interest rate swaps and caps to manage that risk. However, there can be no assurance that exchange or interest rate fluctuations will not have an adverse effect on Alcoa's financial condition and results of operations.

Environmental Contingencies

   Both Reynolds and Alcoa have ongoing environmental investigations at sites for which they have or are alleged to have partial or full responsibility. It is reasonably possible that following the merger results of operations for Alcoa could be materially affected by liabilities at the Massena, New York, Point Comfort, Texas and Troutdale, Oregon locations described below. With the exception of the Massena, Point Comfort and Troutdale locations discussed below, based upon available information and current reserves, management of Alcoa does not believe that it is reasonably possible that results of operations could be materially affected by other existing environmental contingencies.

 Alcoa

 Alcoa--Massena, New York/Grasse River

   Sediments and fish in the Grasse River adjacent to Alcoa's Massena, New York plant site contain varying levels of polychlorinated biphenyl, or PCB. The United States Environmental Protection agency has identified Alcoa as potentially responsible for this contamination and, since 1989, Alcoa has been conducting investigations and studies of the river under order from the EPA issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund.

   During 1999, Alcoa continued to perform studies and investigations on the Grasse River. A planned pilot test of certain sediment capping techniques, intended for 1999, could not be completed because a final scope of work could not be developed with EPA in time to complete the project before the construction season concluded. In addition, in the 1999 fourth quarter, Alcoa submitted an Analysis of Alternatives to EPA. This report identifies seven potential courses of remedial action related to the PCB contamination of the river. Alcoa has proposed to EPA that the planned pilot scale tests be conducted to assess the feasibility of performing certain sediment covering techniques before selection and approval of a remedial alternative by EPA. The costs of these pilot scale tests have been fully reserved. The results of these tests and discussions with EPA regarding all of the alternatives identified should provide additional information for the selection and approval of the appropriate remedial alternative. Alcoa intends to seek EPA approval for the pilot tests in the first half of 2000.

   The analysis report and the results of the pilot tests must be reviewed and approved by EPA. Currently, no one of the alternatives noted above is more likely to be selected than any other. The range of additional costs associated with the seven potential courses of remedial action is between zero and $53 million. Alcoa is also aware of a natural resource damage claim that certain federal, state and tribal natural resource trustees may assert at this location.

 Alcoa--Point Comfort/Lavaca Bay

   In 1990, Alcoa began discussions with certain state and federal natural resource trustees concerning alleged releases of mercury from its Pt. Comfort, Texas facility into the adjacent Lavaca Bay. In March 1994, EPA listed the "Alcoa (Point Comfort)/Lavaca Bay Site" on the National Priorities List and, shortly thereafter, Alcoa and EPA entered into an administrative order on consent under which Alcoa is obligated to conduct certain remedial investigations and feasibility studies. In accordance with this order, Alcoa recently submitted a draft remedial investigation, a draft feasibility study and a draft baseline risk assessment to EPA.

In addition, Alcoa recently commenced construction of the EPA-approved project to fortify an offshore dredge disposal island. The probable and estimable costs of these actions are fully reserved. Additional costs to complete a remedy currently cannot be estimated since they will depend on the extent of remediation required, if any, the remedial method chosen and the time frame to complete any remediation activity. Since the order with EPA, Alcoa and the natural resource trustees have continued efforts to understand natural resource injury and ascertain appropriate restoration alternatives. That process is currently expected to be complete by late 2000 or early 2001.

 Reynolds

   Reynolds has been identified as a potentially responsible party, or PRP, and is involved in remedial investigations and remedial actions under the Superfund and similar state laws regarding the past disposal of wastes at various sites in the United States. In addition, Reynolds is investigating possible environmental contamination, which may also require remedial action, at certain of its present and former United States manufacturing facilities. Two sites, which are described below, are individually significant and account for a material portion of Reynolds' accrual for known remediation requirements at December 31, 1998.

 Reynolds--Massena, New York/St. Lawrence River

   In 1988, Reynolds discovered that soils in the area of the heat transfer medium system at Reynolds' primary aluminum production plant in Massena, New York were contaminated with polychlorinated biphenyls, or PCBs, and other contaminants. At December 31, 1998, Reynolds had substantially completed remediation of the contaminated soils and other contaminated areas of the plant. Portions of the St. Lawrence River system adjacent to Reynolds' Massena plant are also contaminated with PCBs. Since 1989, Reynolds has been conducting investigations and studies of the river system under order from the EPA issued under Superfund. Reynolds is in the process of working with the EPA to better define the scope of the dredging program which is planned for 2000, including the requirements for disposal and treatment of sediments.

   Reynolds is also aware of a natural resource damage claim arising out of the discharge of PCBs and other contaminants into the St. Lawrence River system that certain federal, state and tribal natural resource trustees may assert at this location.

 Reynolds--Troutdale, Oregon

   In 1994, the EPA added Reynolds' Troutdale, Oregon primary aluminum production plant to the National Priorities List of Superfund sites. Reynolds is cooperating with the EPA and, under a September 1995 consent order, is working with the EPA in investigating potential environmental contamination at the Troutdale site and promoting more efficient cleanup at the site.

   Reynolds accrues remediation costs when it becomes probable that remedial efforts will be required and the costs can be reasonably estimated. The amount accrued from time to time reflects management's best estimate of Reynolds' ultimate liability for such costs. However, estimated costs for future environmental compliance and remediation are necessarily imprecise because of factors such as the continuing evolution of environmental laws and regulatory requirements; the numerous choices and costs associated with diverse technologies that may be used in remedial actions at such sites; the identification of presently unknown remediation requirements; and cost allocations among PRPs. Further, it is not possible to predict the amount or timing of future costs of environmental remediation that may subsequently be determined, including remediation costs for additional sites at which Reynolds may be alleged in the future to have partial or full responsibility.

Year 2000 Issue

 Alcoa

   Alcoa, like other businesses, is facing the Year 2000 issue. The Year 2000 issue arises from the past practice of utilizing two digits (as opposed to four) to represent the year in some computer programs and software. If uncorrected, this could result in computational errors as dates are compared across the century boundary.

   As a basic materials supplier, the vast majority of the products produced and sold by Alcoa are unaffected by Year 2000 issues in use or operation since they contain no microprocessors. Alcoa is addressing the Year 2000 issue through a formal program that reports to Alcoa's chief information and financial officers. Alcoa's methodology encompasses four phases:
Awareness/Inventory; Assessment; Remediation and Compliance Testing. Ongoing leadership is provided by a Global Program Office, which is directly linked into Alcoa's business units and resource units, including the acquired Alumax facilities. The Global Program Office provides processes and tools to the business units and monitors progress through systematic reporting and on-site verification reviews in cooperation with Alcoa's internal auditors. Progress is reported regularly to Alcoa's senior executives and to the Audit Committee of Alcoa's Board of Directors.

   Internally, computer and microprocessor based systems such as mainframe, mini-computer and personal computer systems and the software they utilize have been assessed. Operational support, process control, facilities, infrastructure and mechanical systems are being addressed as well. These systems assist in the control of Alcoa's operations by performing such functions as maintaining manufacturing parameters, monitoring environmental conditions and assisting with facilities management and security. Many of these systems rely on software or contain embedded electronic components that could be affected by Year 2000 compliance issues. Since many of these systems are common across operating locations, information sharing and efficiencies have been realized in the Year 2000 efforts. Priority for any required remediation efforts has been assigned based on the criticality of the system or business process affected. As of November 30, 1999, the remediation phase had been completed for 99.9% of Alcoa's critical components with 99.8% of all critical components having completed compliance testing. The majority of remaining critical systems are planned for remediation as part of scheduled maintenance and system upgrades.

   Alcoa relies on numerous third parties for a wide variety of goods and services, including raw materials, telecommunications and utilities such as water and electricity. Many of Alcoa's operating locations would be adversely affected if these supplies and services were curtailed as a result of a supplier's Year 2000 noncompliance. Alcoa has surveyed its vendors and suppliers using questionnaires and, based on the response and significance to Alcoa's operations, is conducting follow-up activities with critical and important suppliers. If Alcoa concludes that a third party presents a substantial risk of a Year 2000 based business disruption, an effort will be made to resolve the issue. If necessary, a new vendor or supplier will be qualified and secured. Communication with these third parties regarding Year 2000 issues is a continuing process.

   Alcoa and certain of its trading partners utilize electronic data interchange (EDI) to effect business communications. Alcoa's EDI system software has been upgraded to support transactions in a Year 2000 compliant format. Migration of EDI transactions to this new format will occur as Alcoa and its EDI trading partners, on a case-by-case basis, modify existing EDI transaction formats. Some Alcoa customers have indicated that they will not modify EDI transaction sets but will rely on other techniques to achieve Year 2000 capability. Alcoa does not expect Year 2000-related disruptions to occur in these situations.

   In order to minimize operational effects, Alcoa is utilizing a structured contingency planning process throughout the company to identify and analyze Year 2000 operational risks. This is in addition to disaster recovery plans that already exist for critical systems within the company. Each business unit is required to identify planning units based on key departments or business processes. Risk assessment workshops are conducted for each planning unit with cross-departmental participation. The resulting risk scenarios identified in the workshops are documented and reviewed by operational management, and detailed contingency plans are developed for scenarios of greatest risk. As of November 30, 1999, 96.3% of Alcoa's contingency plans were complete. In addition to contingency plans, Alcoa businesses are refining plans for the Year 2000 transition. These include site specific preparations to ensure a safe Year 2000 transition and communication activities to permit global sharing of transition information within Alcoa.

   Alcoa's Year 2000 program utilizes on-site verification of Year 2000 efforts at its various operating locations. Using audit-like techniques, the Year 2000 Global Program Office and Alcoa's internal auditors verify that business and resource units have followed the prescribed processes and methodologies and also sample local Year 2000 readiness. During 1998 and through the third quarter of 1999, Alcoa has conducted over 170 reviews of U.S. and non-U.S. locations and has found consistent adherence to the Alcoa Year 2000 methodology globally.

   Based on internal efforts and formal communications with third parties, Alcoa does not believe that Year 2000 issues are likely to result in significant operational problems or will have a material adverse impact on its consolidated financial position, operations or cash flow. Based on current information, Alcoa believes that the most likely worst case scenario to result from a Year 2000 failure by Alcoa, its suppliers or customers would be a short-term reduction in manufacturing capability at one or more of Alcoa's operations and a temporary limitation on Alcoa's ability to deliver products to customers. Nonetheless, failures of suppliers, third-party vendors or customers resulting from Year 2000 issues could result in a short-term material adverse effect.

   From January 1, 1999 through November 30, 1999, Alcoa incurred approximately $31.147 million of direct costs in connection with its Year 2000 program. These costs include external consulting costs and the cost of hardware and software replaced as a result of Year 2000 issues. Total direct costs for 1999 are estimated to be between $35 million and $40 million.

 Reynolds

   Left unrepaired, many of Reynolds' systems, including information and computer systems and automated equipment, could be affected by the Year 2000 issue. Failure to adequately address the issue could result in, among other things, the temporary inability to manufacture products, process transactions, send invoices and/or engage in normal business activities. Reynolds does not believe the products it sells require remediation to address the Year 2000 issue since they contain no embedded microchips or similar electronic components that are date-sensitive.

   Reynolds has a formal program to address and resolve potential exposure associated with information and non-information technology systems arising from the Year 2000 issue. Reynolds' goal is that none of its critical business operations or computer processes shared with suppliers and customers will be substantially impaired by the advent of the year 2000.

   Reynolds' program is led by its Year 2000 Program Management Office, which recommends processes and tools for year 2000 remediation to Reynolds business units and monitors progress. The Program Management Office consolidates progress information into monthly status reports for review by management, Reynolds' internal auditors and the Reynolds Board. The Audit Committee of the Reynolds Board is also given periodic briefings on progress and plans from the Program Management Office.

   Reynolds has completed preparation of its critical, date-sensitive computer systems, processes and interfacing software for the Year 2000. This preparation included five phases: (1) inventory, (2) planning, (3) conversion, (4) pre-installation testing and (5) installation. Reynolds continues to monitor its computer and software vendors' readiness statements to assure that readiness changes in their products do not negatively affect its systems.

   Reynolds has also validated its remediation efforts with additional post-installation testing of certain critical computer systems and has tested the exchange of data with certain suppliers, customers and government agencies. Most computer software package providers continue to monitor test results from their customers as part of their quality assurance programs. Reynolds anticipates that software package providers will continue to send updates through the fourth quarter and into 2000 if needed. Reynolds will perform quality assurance testing on these updates.

   A key aspect of Reynolds' contingency planning for the year 2000 focuses on assessment of the business impact on Reynolds resulting from the possible failure of its suppliers to provide needed products and services. Reynolds has surveyed those suppliers who are deemed to be critical to each of its operating locations, even though the products or services they provide may not be material to Reynolds' business as a whole, to assess their year 2000 readiness. Reynolds is currently monitoring approximately 1,500 suppliers and has completed the process of rating them low, medium or high risk in their progress toward being ready for the year 2000. Critical suppliers rated as high risk received primary attention for contingency planning or other measures such as identifying additional sources of supply for critical materials. In addition, Reynolds has identified additional sources of supply or developed other contingency plans with respect to those critical suppliers who are not ranked as low risk. Reynolds will continue monitoring these suppliers into the year 2000. Reynolds has also completed year 2000 readiness evaluations of its largest customers, none of which is material to Reynolds' operations as a whole. In addition, Reynolds is continuing to respond to customer inquiries regarding its Year 2000 program and its progress in addressing the issue.

   Reynolds currently has in place operating procedures and business continuity plans at its operating locations for responding to unusual, disruptive situations such as power shortages, failures by major suppliers and natural disasters. These existing procedures and plans provide a solid foundation for addressing many Year 2000 issues. As unique risks are identified and deemed sufficiently likely to occur, Reynolds is making necessary adaptations or additions to its existing procedures and plans.

   Contingency planning and monitoring to determine realistic Year 2000 issues beyond those already addressed will continue into the first quarter of 2000. Several reasonably likely worst case scenarios involve shortages or unanticipated outages of energy requirements. Reynolds' operations, particularly in the base materials business, require significant quantities of energy. Curtailments or disruptions of energy supplies would result in full or partial shutdowns of these operations until energy availability could be restored. In addition, an unanticipated loss of energy supply could result in damage to production equipment. Reynolds will continue to assess these and other business disruption risks.

   The total cost of Reynolds' Year 2000 remediation project is expected to be approximately $22 million. As of September 30, 1999, Reynolds had incurred approximately $21 million, which includes labor, equipment and license costs. Reynolds has not determined the potential costs of business disruptions from supplier or customer non-performance.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

   In this document (and in documents that are incorporated by reference), Reynolds and Alcoa have made forward-looking statements. These statements are based on their estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Alcoa and Reynolds (see the following captions: "Summary," "The Merger--Reasons for the Merger and Recommendations of the Reynolds Board," and "The Merger--Opinions of Reynolds' Financial Advisors"). Forward-looking statements also include those containing such words as "anticipates," "believes," "estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or similar expressions. For each of these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

   The future results of Alcoa and Reynolds could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If further events and actual performance differ from their assumptions, their actual results could vary significantly from the performance projected in the forward-looking statements.

   You should understand that the following important factors, along with those discussed elsewhere in this proxy statement and prospectus and in the documents which we incorporate by reference, could affect the future results of Alcoa and Reynolds, and could cause those results to differ materially from those expressed in the forward-looking statements:

  . materially adverse changes in economic or industry conditions generally or in the markets served by Alcoa and Reynolds;

  . political and economic risk associated with foreign activities, including political instability in relevant areas of the world and fluctuations in foreign currencies;

  . changes in the supply and demand for and the price of aluminum, aluminum products, and other products;

  .  material changes in available technology;

  . operating factors such as supply disruptions, the failure of equipment or processes to meet specifications, changes in operating conditions, substantial increases in power costs, and weather;

  . failure to complete capital projects as scheduled and within budget or failure to successfully launch new growth or strategic business programs;

  .  labor relations;

  . environmental risks and liability under federal, state and foreign environmental laws and regulations;

  . changes in laws and regulations, both U.S. and foreign, or their interpretation and application, including changes in tax laws and interpretation and application of tax laws;

  . unanticipated legal proceedings or investigations or the disposition of current proceedings other than as anticipated by the companies' managements;

  . relationships with and financial and operating conditions of customers or suppliers;

  .  the actions of competitors;

  . the timing, process of, and conditions imposed in connection with receipt of governmental permits and approvals relating to the merger;

  . the ability to integrate the businesses of Alcoa and Reynolds and to realize expected synergies and strategic benefits successfully after the merger;

  . the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the integration process;

  . opportunities that may be presented to and pursued by the combined company after the merger; and

  . the success and expense of remediation efforts of Alcoa, Reynolds and other entities with which Alcoa and Reynolds do business in achieving Year 2000 compliance.

                          THE REYNOLDS SPECIAL MEETING

   This proxy statement and prospectus is being furnished in connection with the solicitation of proxies from the holders of Reynolds common stock by the Reynolds Board relating to the merger proposal and other matters to be voted upon at the special meeting and at any adjournment or postponement of the meeting. This proxy statement and prospectus is also a prospectus for the shares of Alcoa common stock to be issued in the merger. Reynolds mailed this proxy statement and prospectus to stockholders beginning January 7, 2000. You should read this proxy statement and prospectus carefully before voting your shares.

When and Where the Special Meeting Will be Held

   The special meeting will be held at the offices of Reynolds Metals Company, 6601 West Broad Street, Richmond, Virginia, on February 11, 2000, starting at 3:00 p.m., local time.

What Will be Voted Upon

   At the special meeting, you will be asked to consider and vote upon the following items:

  . the approval and adoption of the merger agreement and the approval of the merger and the other transactions described in the merger agreement; and

  .  such other matters as may properly come before the special meeting.

Only Reynolds Common Stockholders of Record as of December 29, 1999 Are Entitled to Vote

   Reynolds common stockholders who hold their shares of record as of the close of business on December 29, 1999, are entitled to notice of and to vote at the Reynolds special meeting. On the record date, there were approximately 63.5 million shares of Reynolds common stock outstanding and entitled to vote at the special meeting. Beneficial holders as of that date who are not holders of record will only be allowed to vote in person at the special meeting if they present a letter signed by the record holder indicating the number of shares such beneficial holder is entitled to vote.

A Majority of Outstanding Shares Must be Represented For a Vote to be Taken

   In order to have a quorum, stockholders entitled to cast a majority of the votes all stockholders are entitled to cast at the special meeting must be represented in person or by proxy. If a quorum is not present, the chairman of the meeting may adjourn or postpone the meeting.

Vote Required for Approval

   The merger proposal must be approved by the affirmative vote of the holders of at least a majority of all shares of Reynolds common stock that are outstanding and entitled to vote at the special meeting. Each share of Reynolds common stock is entitled to cast one vote. As of the record date, the directors and executive officers of Reynolds owned and were entitled to vote 660,134 shares (or 1.0%) of Reynolds common stock.

Voting Your Shares and Changing Your Vote

   Voting Your Shares

   The Reynolds Board is soliciting proxies from the Reynolds stockholders. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions. If you do not either vote by proxy or attend the special meeting and vote in person, it will have the same effect as voting against the merger proposal.

   To grant your proxy by mail, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the special meeting in person, you may vote your shares by completing a ballot at the meeting.

   Changing Your Vote by Revoking Your Proxy

   You may revoke your proxy at any time before the polls close at the special meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Reynolds, by granting a later-dated proxy or by appearing in person and voting at the special meeting. You will not revoke your proxy by attending the special meeting unless you complete a ballot.

How Proxies Are Counted

   If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Reynolds Board. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the special meeting. A properly executed proxy marked "ABSTAIN" will not be voted. However, it will be counted to determine whether there is a quorum present at the special meeting. Accordingly, since the affirmative vote of a majority of the shares outstanding and entitled to vote at the special meeting is required to approve the merger proposal, a proxy marked "ABSTAIN" will have the effect of a vote against this proposal. Broker non-votes (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the special meeting. The New York Stock Exchange rules do not permit brokers and nominees to vote the shares that they hold beneficially either for or against the proposal without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker or other nominee and you do not give them instructions on how to vote your shares, this will have the same effect as voting against the merger proposal.

Cost of Solicitation

   Reynolds will pay the cost of soliciting Reynolds proxies. In addition to solicitation by mail, telephone or other means, Reynolds will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Reynolds will, upon request, reimburse these institutions for their reasonable expenses. Reynolds has retained Morrow & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation. Morrow will receive reasonable and customary compensation (estimated at $12,500) for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services.

   Reynolds stockholders should not send in their stock certificates with the proxy cards. Soon after the merger is completed, you will receive written instructions on how to exchange your Reynolds stock certificates for shares of Alcoa.

                                   THE MERGER

The Companies

   Alcoa Inc.

   Alcoa Inc., a Pennsylvania corporation, is the world's leading producer of primary aluminum, fabricated aluminum and alumina, and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa serves customers worldwide primarily in the packaging, transportation (including aerospace, automotive, rail and shipping), building and industrial markets with a great variety of fabricated and finished products. Alcoa is organized into 24 business units and has over 215 operating locations in 31 countries.

   Alcoa has its principal executive offices at 201 Isabella Street, Pittsburgh, Pennsylvania 15212 (telephone number (412) 553-4545).

   Reynolds Metals Company

   Reynolds Metals Company, a Delaware corporation, is the world's third-largest aluminum producer and the world's leading aluminum foil producer. Reynolds serves customers in growing world markets including the alumina and primary aluminum, packaging and consumer, commercial construction, distribution, and automotive markets, with a wide variety of aluminum, plastic and other products. Reynolds employs approximately 18,000 people. Reynolds has operations or interests in operations at more than 100 locations in 24 countries. Reynolds' operations are organized into four market-based, global business units: Base Materials; Packaging and Consumer; Construction and Distribution; and Transportation.

   Reynolds has its principal executive offices at 6601 West Broad Street, Richmond, Virginia 23230 (telephone number (804) 281-2000).

Background of the Merger

   Reynolds began a restructuring process in 1996 to improve the focus and profitability of the company and thereby increase shareholder value. The first three phases of that process were substantially completed by December 31, 1998. As part of that process, Reynolds raised $1.7 billion in proceeds from asset sales, achieved its $900 million debt reduction goal in the third quarter of 1998, reduced interest expense $80 million annualized, executed a stock repurchase plan (up to 18 million shares authorized through 2000, and 11.3 million shares repurchased through September 30, 1999), reduced corporate expenses by $44 million annually, reorganized into market-focused global business units and initiated enhanced segment reporting. At the end of 1998, the effects of this restructuring were beginning to be realized. Earnings per share from operations improved 144% comparing 1998 results with 1996 results. In 1999, Reynolds began the first phase of an aggressive growth plan designed to increase long term profitable growth. However, in late 1998 and early 1999 Reynolds' business was adversely affected by a downturn in the aluminum market resulting in a sharp fall in the price of Reynolds shares.

   On February 16, 1999, Highfields Capital Management LP notified Reynolds that it recently had acquired shares in Reynolds and intended to present at the Reynolds 1999 Annual Meeting a proposal that the stockholders ask the Reynolds Board to retain an investment banking firm to explore strategic alternatives for maximizing stockholder value including a sale of the company or a break-up of the company. On March 17, 1999, Highfields publicly filed a Schedule 13D announcing that it beneficially owned 3,550,700 Reynolds shares, that Highfields intended to present its proposal at the Reynolds 1999 Annual Meeting and that Highfields might consider the feasibility and advisability of various alternative courses of action with respect to its investment in Reynolds.

   In response to a request made on Friday, March 19, 1999 by Mr. Paul H. O'Neill, currently the Chairman of the Board of Alcoa, to meet with Mr. Jeremiah J. Sheehan, Chairman of the Board and Chief Executive Officer of Reynolds, on Monday, March 22, 1999 Mr. O'Neill, Mr. Alain J.P. Belda, currently the President and Chief Executive Officer of Alcoa, and Mr. Richard
B. Kelson, Chief Financial Officer of Alcoa, met with Mr. Sheehan, Mr. D. Michael Jones, Senior Vice President and General Counsel of Reynolds, and Mr. Edmund H. Polonitza, Vice President, Development and Strategic Planning of Reynolds, at Reynolds' headquarters in Richmond, Virginia. The Alcoa executives initially proposed that Alcoa acquire Reynolds in a transaction in which Reynolds' stockholders would receive $56.00 per share in value, half in cash and half in Alcoa shares. During the meeting, the offer was increased to $60.00 per share. The Alcoa executives expressed a willingness to provide more of the value in Alcoa shares if desired by Reynolds, but stated that $60.00 per share was the maximum Alcoa would be willing to offer.

   Later that same day, Mr. O'Neill sent the following letter to Mr. Sheehan:

                                          "March 22, 1999

   "Mr. Jeremiah J. Sheehan
   Chairman of the Board and
   Chief Executive Officer
   Reynolds Metals Company
   6601 West Broad Street
   Richmond, VA 23261

  "Dear Jerry:

     "Thank you again for taking the time to meet with Alain, Rick and me this morning. We appreciate your attention to our proposal to combine Reynolds and Alcoa, which we understand that you will be presenting to your Board of Directors this week. After reflecting on our meeting, there are one or two points I would like to re-emphasize, apart from what is conveyed in the "Discussion Points and Proposed Transaction Terms" we left with you.

     "First, although we proposed a transaction in which the consideration would be half cash and half Alcoa shares ($60 in cash and 1.42 Alcoa shares for each Reynolds share), we are prepared to use as much Alcoa stock as you and the Reynolds stockholders would like. This affords Reynolds stockholders the chance to retain an equity investment in the combined enterprise, without the need to pay tax on the exchange and with a premium built into the exchange ratio. Hence, your stockholders receiving Alcoa stock will continue to participate in the benefits of all synergies of the combination and any future improvements in metals prices and will enjoy the superior returns on capital Alcoa is achieving.

     "Second, as I explained on the subject of "premium" this morning-- $60 per share is, in fact, a 50% premium to the prices at which Reynolds shares were trading prior to the Highfields Schedule 13D public filing and the takeover speculation it generated. We think our $60 proposal (or 1.42 Alcoa shares) represents a full and fair price for the Reynolds stockholders, especially when we consider the impact on our ability to maintain attractive returns on equity for your shareholders who elect to take Alcoa shares.

     "There is one other point we made this morning which deserves emphasis--that is the importance of maintaining stability among employees during the transition period of a business combination. It would be our desire to integrate your employees harmoniously into the Alcoa family. We have significant experience and have achieved excellent success integrating acquired companies into our group, and we have done so on a basis which new employees have found to be an attractive and secure opportunity. We would expect to do the same for the Reynolds employees.

     "Our transaction team (including outside advisors) is fully informed and prepared to execute this transaction on a very short timetable. We would be happy to work with you to achieve a joint announcement as promptly as possible.

     "We hope that you and your Board of Directors will view this proposal as the Alcoa Board of Directors and I do--a unique opportunity for the Reynolds stockholders to realize full value for their shares while maintaining an enhanced investment in a stronger combined company with superior growth potential. If you or any of your directors have any questions about our proposal, please feel free to give me a call.

     "I look forward to hearing from you by the end of the week.

                                          Sincerely,

                                          /s/ Paul H. O'Neill"

   On Friday, March 26, 1999, Mr. Sheehan telephoned Mr. O'Neill to advise him that he had discussed Alcoa's proposal with members of the Reynolds Board and Reynolds' financial advisors, that the proposal was not acceptable and that Reynolds was not for sale at the $60.00 price offered. Neither Alcoa nor Reynolds pursued further negotiations with each other until the August 11 offer described below.

   On April 16, 1999, at a special meeting of the Reynolds Board, the Reynolds Board reviewed with management and legal and financial advisors various strategic alternatives. Mr. Sheehan advised the Board of preliminary discussions with certain other large metals and packaging companies concerning a strategic transaction. The Reynolds Board decided to pursue stockholder value through a combination of organic growth and merger-of-equals and/or acquisition transactions should such transactions be available with appropriate parties on reasonable terms. Thereafter, Mr. Sheehan renewed discussions with certain other large metals producers and metals and packaging companies concerning the possibility of a transaction. At the same time, Reynolds initiated an intensive growth planning effort and retained nationally recognized advisors to assist with that process.

   On May 20, 1999, at the annual meeting of Reynolds stockholders, Highfields Capital Management LP's proposal was defeated by a substantial margin.

   On Tuesday, August 10, 1999, Alcan, Algroup and Pechiney publicly announced that they were engaged in advanced discussions regarding a potential business combination. On Wednesday, August 11, 1999, the three companies announced that they had reached agreement on the principal terms of a proposed three-way merger to create the world's largest aluminum company. Reynolds management concluded from this announcement that its options for achieving a merger-of-equals or major acquisition transaction were substantially reduced.

   On the morning of Wednesday, August 11, 1999, Mr. Belda and Mr. Kelson called Mr. Sheehan to advise him that Mr. Belda was faxing a letter to him and releasing it to the press. The letter was as follows:

  "August 11, 1999

  "Mr. Jeremiah J. Sheehan
  Chairman of the Board and
  Chief Executive Officer
  Reynolds Metals Company
  6601 West Broad Street
  Richmond, VA 23261

  "Dear Jerry:

     "Late in March our senior management met with you and two of your colleagues to propose a merger of Reynolds and Alcoa. We confirmed the key terms of our proposal in a follow-up letter sent the same day -- March 22. As we explained, we thought the strategic logic of our proposal was compelling for Reynolds and its stockholders. We still do--indeed, we think it is even more so.

     "Our proposal today remains quite simple. We are prepared to acquire all outstanding shares of Reynolds in a transaction in which approximately half of the shares would be exchanged for $65 in cash and the remaining half of the shares would be exchanged for the equivalent value in Alcoa shares (or 0.9784 of a share of Alcoa). As we previously indicated, we are willing to permit all Reynolds stockholders to exchange all of their Reynolds shares for Alcoa shares. Stated differently, we would do the entire transaction for Alcoa shares if your Board or your stockholders find that desirable.

     "Since our meeting on March 22, both Reynolds and Alcoa announced two quarters of earnings--in the first half Alcoa earned $461.1 million or $1.25 per share and Reynolds earned $25 million or $0.40 per share--and both companies have enjoyed a substantial rise in the stock market, although Alcoa's has been more robust (approximately 60% versus approximately 20%). In that same period the ratio of Reynolds' stock price to Alcoa's has gone from 1.124 to 0.841.

     "At the beginning of June you stated publicly Reynolds' intention to "look at significant growth that can be achieved through merger and acquisition activity.' You further indicated your belief that our industry "is moving toward global consolidation' in which Reynolds plans to participate. We think those views are entirely congruent with our prior proposal and with our continued desire to negotiate a combination of our two companies using Alcoa common shares as the principal currency of exchange.

     "Indeed, we believe one of the most compelling features of our proposal is our continued willingness for your stockholders to take Alcoa shares in exchange for their Reynolds shares. According to published figures, Alcoa's five- and ten-year total shareholder returns (with 1999 annualized based on its performance through August
  10) are 269.7% and 357.6%. These compare extremely favorably with all of the following comparable figures: Reynolds--25.2% and 28.6%; S&P Industrials--191.7% and 292.7%; and S&P 500--178.4% and 267.9%. Since
  1992 Alcoa's total market capitalization has grown from $6 billion to $24.4 billion. In comparison the other U.S. market traded industry participants achieved the following increases in total market capitalization in that same period: Reynolds--$3.4 billion to $3.6 billion; Kaiser--$.56 billion to $.65 billion; and Alcan--$4.3 billion to $7.3 billion. I have enclosed a separate sheet of bullet points further supporting the proposition that every Reynolds stockholder should want to own Alcoa shares in a combined Alcoa/Reynolds enterprise.

     "Let me reiterate Alcoa's desire for a negotiated, mutually satisfactory business combination. We have offered Reynolds stockholders the opportunity to keep their equity investment in the combined enterprise, without the need to pay tax on the exchange, at a share exchange ratio which secures the very substantial run-up in the market recently enjoyed by Reynolds shares and which includes a premium to that already substantial market price. Hence, your stockholders can participate in the benefits of all synergies of the combination and any future improvements in metals prices. Moreover, they will have the chance to enjoy the superior growth and returns on capital Alcoa is achieving.

     "We cannot overemphasize the importance of maintaining stability among employees during the transition period of a business combination, nor can we overstate the attention and effort we will devote to this issue in this transaction. We will integrate your employees harmoniously into the Alcoa family. We have significant experience and have achieved excellent success integrating acquired companies into our group. Most important, we have consistently done so on a basis which new employees have found to be an attractive and secure opportunity. You may expect no less for the Reynolds employees.

     "Our objective is a transaction that is enthusiastically supported by you and your Board, as well as Reynolds employees, stockholders and your many loyal customers, communities and industry partners. In that spirit, I hope that if you or any of your directors has any questions about our offer, you and they will feel free to give me a call. I must tell you, however, that we feel strongly this is a transaction we must pursue. Accordingly, we have concluded that both our own stockholders and yours should be informed of this proposal, and we have been advised that this is the best legal course of action. Consequently, we will release the text of this letter to the business wires.

     "We also believe this to be a strategic opportunity for both Reynolds and Alcoa that should be pursued expeditiously, especially when we see the rapidly changing profile of our worldwide industry. We therefore feel it appropriate to ask you to respond definitively to this proposal by the close of business on Monday, August 16, after which time we will pursue all other avenues available to achieve a combination of our two companies.

                                          Sincerely,

                                          /s/ Alain Belda"

     "Enclosure

                      "ADDITIONAL FACTORS TO CONSIDER

  . Two-step merger transaction

    . Approximately 1/2 the outstanding Reynolds shares exchanged for $65 in cash

    . Remaining shares exchanged for $65 worth of Alcoa stock (or
      0.9784 of a share of Alcoa stock)

    Attractive premium

     $65--16.33% over yesterday's closing price

    Historical trading ratios--Reynolds/Alcoa/1/

     3 years--1.58
     2 years--1.47
     1 year--1.24
     6 months--1.03

    Alcoa's higher, more consistent margins (Operating Income/Revenues)

                                      Alcoa                                                    Reynolds
                                      -----                                                    --------
       1998                           11.6%                                                      7.8%
       1997                           12.2%                                                      6.8%
       1996                           10.8%                                                      5.0%

    Alcoa's premium price-to-earnings trading multiple

        18.7 times vs. 14.1 times estimated 2000 net income/2/
        15.8 times vs. 13.0 times estimated 2001 net income/2/

    Alcoa's greater trading liquidity

        Approximately 3.5 times the average daily dollar volume of Reynolds

    Alcoa's superior balance sheet strength

        Reynolds--Baal/BBB
        Alcoa--A1/A+

  --------
     1  Average over period.
     2  Based on First Call EPS Consensus Estimates."

   On the afternoon of August 11, 1999, Mr. Sheehan telephoned Mr. Belda to advise him that Reynolds was calling a special board meeting and would not have a response to Alcoa's proposal before that board meeting. Also that afternoon, Reynolds announced that it had scheduled a special meeting of its Board for Sunday, August 15, to consider Alcoa's proposal.

   On Friday, August 13, 1999, Michigan Avenue Partners announced that it would make a higher bid for Reynolds but did not specify a price, the timing of the transaction or the means by which it would finance such a bid. Also on August 13, 1999, a published interview with the Chairman of Viag AG reported that he had stated that Viag would not bid for Reynolds.

   On Friday, August 13, 1999, Alcoa delivered a form of merger agreement to Reynolds providing for a two-step transaction involving a tender offer for up to a majority of the Reynolds shares at $65.00 in cash to be followed by a back-end merger in which the remaining Reynolds shares would be converted into Alcoa shares valued at $65.00 based on the trading value of the Alcoa shares prior to the date of the Reynolds stockholder vote on the merger. The form of agreement contained no "fiduciary out" provision and provided that Alcoa would only be required to use "reasonable efforts" to satisfy any potential regulatory objections to the merger.

   On Sunday, August 15, 1999, the Reynolds Board held a special meeting with its legal and financial advisors to review the Alcoa proposal. Reynolds legal advisors described the terms of Alcoa's form of merger agreement and the issues it presented and discussed with the Reynolds Board alternatives available and the legal standards applicable to the Board's consideration of the Alcoa proposal. Merrill Lynch discussed various financial aspects of the Alcoa proposal and delivered its oral opinion to the Reynolds Board that the Alcoa offer was inadequate to Reynolds stockholders from a financial point of view. The Reynolds Board unanimously determined to reject the Alcoa offer as inadequate for Reynolds stockholders and to publicly announce that Reynolds would explore all alternatives to maximize stockholder value, including a sale of the company. The Reynolds Board instructed management and its advisors to determine if Alcoa's proposal could be improved upon and to pursue rapidly all likely interested third parties. Mr. Sheehan called Mr. Belda that afternoon to report the Reynolds Board's determination and to request a meeting with Mr. Belda in Pittsburgh the following morning.

   Late in the afternoon on Sunday, August 15, 1999 Reynolds issued the following press release:

     "RICHMOND, Va., August 15--Reynolds Metals Company (NYSE:RLM) announced that its Board of Directors, at a special meeting held today to consider Alcoa's offer of August 11, 1999 to acquire Reynolds, unanimously determined that the consideration offered by Alcoa is inadequate for our shareholders. In reaching its determination, the Board considered, among other things, the opinion of Reynolds' financial advisor, Merrill Lynch & Co.

     "Reynolds also announced that its Board unanimously determined that Reynolds, with the assistance of Merrill Lynch, should explore all alternatives to maximize shareholder value, including the sale of the company."

   Early Monday morning on August 16, 1999, Alcoa issued the following press release:

     "PITTSBURGH, PA, August 16, 1999 -- Alcoa Inc. (NYSE:AA) said today that while it prefers to negotiate a mutually agreeable merger with Reynolds management it will commence a cash tender offer this week for all outstanding shares of Reynolds Metals Company (NYSE:RLM) at a price of $65 per share. Alcoa said that it will file definitive tender offer materials with the U.S. Securities and Exchange Commission and will mail the materials to Reynolds shareholders promptly.

     "Alcoa also said that it will file with the SEC this week preliminary consent solicitation materials that will be used to solicit written consents from holders of Reynolds common shares. The consent solicitation would seek, among other things, removal of the current Board of Directors of Reynolds and election of an independent slate of directors that would redeem Reynolds' "poison pill" rights plan and take certain other steps to facilitate a sale of the company.

     "Alcoa further stated that it expects to file its pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act later this week and would make every appropriate resource available to assist the reviewing agency with its task of scrutinizing the transaction. As stated previously, Alcoa believes that because of the global nature of the metals marketplace, the consolidation of the metal industry now occurring throughout the world, and the complementary nature of the businesses of both companies, the proposed Alcoa-Reynolds combination is not anti-competitive. Alcoa said that it would also be making the requisite notification filing with the European Commission under applicable EU merger regulations within the next few days.

     "Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina. It is active in all major segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa has 215 operating locations in 31 countries. Revenues for 1998 were $15.3 billion with record shipments of 3.95 million metric tons of aluminum."

   On Monday, August 16, 1999, Mr. Sheehan met with Messrs. Belda and Kelson to discuss a number of issues relating to the Alcoa proposal, including the inadequacy of Alcoa's $65.00 per share offer and that (1) Reynolds would be more interested in a transaction delivering greater value to Reynolds stockholders and in which Reynolds stockholders would have the opportunity to receive exclusively Alcoa shares, (2) Reynolds would require assurances that Alcoa was committed to resolving regulatory issues with respect to a transaction, and (3) Reynolds would require appropriate "fiduciary out" provisions in any contract which would permit the Reynolds Board to accept a superior proposal. Alcoa executives informed Mr. Sheehan that, subject to Alcoa board approval and subject to satisfactory resolution of all contractual and other issues before the Alcoa board meeting, Alcoa would consider an all stock merger with the fixed exchange ratio being calculated at the end of the trading day on August 16 to achieve a value of $70.00 per Reynolds share. Mr. Sheehan replied that Alcoa's proposal was low and that, while Reynolds management would present the proposal to the Reynolds Board, Reynolds management could not recommend the proposal to the Reynolds Board.

   During the same day, Reynolds engaged Goldman, Sachs & Co. as a second financial advisor, and contacted potentially interested parties regarding the possibility of an alternative transaction. Also during the same day, Reynolds legal advisors began discussing with Alcoa's legal advisors the issues raised by Alcoa's form of merger agreement.

   In the morning of Tuesday, August 17, 1999, the Reynolds Board held a special meeting with its legal and financial advisors to review and discuss developments regarding Alcoa and other potentially interested parties. At this meeting, Reynolds legal advisors reviewed with the Reynolds Board the discussions with Alcoa's legal advisors concerning contractual issues and the terms of Alcoa's form of merger agreement as they stood at such time. The Reynolds Board instructed management and its advisors to determine if Alcoa's $70.00 proposal could be improved upon, and to continue to pursue rapidly likely interested third parties. Afterwards, Mr. Sheehan telephoned Mr. Belda to report that the Reynolds Board had met that morning. Mr. Sheehan reiterated that an all stock transaction valued at $70.00 per share was low and would not be recommended by Reynolds management, and invited representatives of Alcoa and Credit Suisse First Boston Corporation, Alcoa's financial advisor, to meet with representatives of Reynolds and its financial advisors, Merrill Lynch and Goldman Sachs, in Richmond, to discuss valuation issues.

   The meeting took place during the afternoon of August 17. Reynolds representatives informed the Alcoa representatives that Reynolds expected to exceed the then current public analysts' consensus estimates of 1999 and 2000 earnings by approximately 20% and 50% respectively, assuming a 73.3 cent per pound Metals Week U.S. transaction average metals price for the year 2000. Reynolds representatives also noted that Reynolds earnings typically are greater in the second half of the year than in the first half of the year, primarily due to seasonal factors in the packaging and consumer businesses. The Reynolds representatives reviewed Reynolds' long term strategic plans with the Alcoa representatives and pointed out opportunities for growth for 1999, 2000 and beyond.

   Also on Tuesday, August 17, Reynolds continued to make contacts with potentially interested parties regarding the possibility of an alternative transaction and Reynolds legal advisors continued discussions with Alcoa's legal advisors regarding Alcoa's form of merger agreement.

   Later on that day, Alcan publicly announced that it would not pursue a transaction for Reynolds as a whole, and Pechiney and Algroup confirmed that they would not either.

   In the morning of Wednesday, August 18, 1999, Messrs. Belda, Kelson and Sheehan had discussions by telephone during which Mr. Sheehan reiterated that Alcoa's proposal was low and would not be recommended by Reynolds management, and urged that Alcoa improve its offer both with respect to the financial terms and Reynolds ability to continue to solicit an alternative transaction. The Reynolds Board held a special meeting with its legal and financial advisors during the day to review and discuss developments regarding Alcoa and other potentially interested parties. During this meeting, Reynolds financial advisors discussed the financial implications of a transaction involving a separation of Reynolds' two major business units. This analysis indicated a break-up of the company would not likely result in a superior transaction for Reynolds stockholders. During the special board meeting, Mr. Belda telephoned Mr. Sheehan to report that Alcoa was willing to offer an all stock transaction in which (1) Reynolds stockholders would receive 1.06 Alcoa shares for each Reynolds share (which, at that time, was between $70.50 and $71.00 per share),
(2) Reynolds would be permitted to continue to solicit an alternative transaction for 30 days and (3) Reynolds would be able to terminate the merger agreement for a superior proposal with a $100 million (less than $2 per share) breakup fee. Mr. Sheehan informed the Reynolds Board of this offer. Reynolds legal advisors reviewed the terms of the merger agreement and advised the Reynolds Board that the most significant contractual issues presented by Alcoa's form of agreement had been resolved, including receipt of an appropriate commitment regarding regulatory issues. They further advised the board with respect to the legal standards applicable to consideration of the proposed transaction. Each of Merrill Lynch and Goldman Sachs delivered its oral opinion to the effect that the proposed exchange ratio was fair to Reynolds stockholders from a financial point of view. Following discussion, the Reynolds Board, by the vote of all members present, determined that the merger and the merger agreement are advisable, fair to and in the best interests of Reynolds and its stockholders and approved the merger agreement and the merger. Also on the afternoon of August 18, 1999, the board of Alcoa approved the merger agreement. Thereafter the definitive merger agreement was executed and publicly announced.

Reasons for the Merger and Recommendations of the Reynolds Board

   The Reynolds Board believes that the terms of the merger are advisable, fair to and in the best interests of Reynolds and its stockholders, has approved the merger agreement and recommends that stockholders vote FOR adoption of the merger agreement.

   In reaching its decision, the Reynolds Board consulted with its financial and legal advisors, and considered a variety of factors, including the following:

   Alternatives. The Reynolds Board reviewed possible alternatives to a negotiated merger with Alcoa, including the possibility of a restructuring, an alternative transaction with a third party with respect to all or part of Reynolds' businesses, and the prospects of continuing to operate Reynolds as an independent company. In this regard, the Reynolds Board took into account Alcoa's announcement of its intention to commence a tender offer at $65.00 per share in cash and a consent solicitation to replace the Reynolds Board, as well as the public announcements of other large metals producers as to their unwillingness to make a competing proposal. Reynolds, with its financial advisors, contacted other parties with regard to possible alternative transactions, but no superior proposal was made. The Reynolds Board considered the value to stockholders of the available alternatives and the timing and likelihood of achieving additional value from these alternatives, including continuing to operate Reynolds as an independent company. The Reynolds Board also considered the apparent change in ownership profile of the company in recent months, and particularly since the Alcoa offer was made public, and the probability that such stockholders would prefer an immediate favorable transaction rather than have Reynolds implement a long term strategic plan for profitable growth. After considering the above matters and the advice of its financial advisors, the Reynolds Board concluded that the merger with Alcoa was superior to any available alternatives.

   Improvements in Alcoa Proposal. The Reynolds Board reviewed the terms of the merger agreement and considered the improvements which had been made in the Alcoa proposal versus the initial $65.00 per share offer and the initial form of merger agreement, including with respect to price, an appropriate commitment to resolve regulatory issues, the ability to continue to solicit a superior transaction for 30 days and the ability to terminate the merger agreement for a superior proposal. See "The Merger Agreement."

   Trend of Consolidation. The Reynolds Board considered the recent trend of consolidation in the aluminum and packaging industries, including the likelihood of continuing consolidation in the aluminum and packaging industries, and the corresponding decrease in the number of available strategic partners for Reynolds. The Reynolds Board determined that participation in the industry-wide consolidation was important to Reynolds' future prospects. The Reynolds Board concluded that the combined company, with larger aluminum production, strong packaging assets and greater financial strength, would likely be better able to compete in this environment.

   Opinions of Financial Advisors. The Reynolds Board considered the respective opinions of Merrill Lynch and Goldman Sachs, Reynolds' financial advisors, that, as of the date of such opinions, and based upon and subject to the factors and assumptions set forth in the opinions, the exchange ratio was fair from a financial point of view to the stockholders of Reynolds, as described below under "--Opinions of Reynolds' Financial Advisors."

   Premium. The Reynolds Board considered the fact that the merger consideration represented a premium over the price of Reynolds shares as of the last trading day before the Reynolds Board approval of the merger agreement and the last trading day before Alcoa's $65.00 per share offer. The Reynolds Board took into account the expressions of preference on the part of certain Reynolds stockholders for a transaction that generated an immediate financial benefit to them.

   Opportunity to Participate in the Combined Company. The Reynolds Board considered the fact that a stock-for-stock transaction would allow Reynolds stockholders to participate in the growth and opportunities of the combined company, and to continue to have an investment in the metals industry through a larger and more diversified enterprise.

   Tax Consequences. The Reynolds Board considered the fact that the merger was expected to be tax-free to Reynolds' stockholders for U.S. federal income tax purposes.

   The Reynolds Board also considered certain countervailing factors in its deliberations concerning the merger, including:

   Interim Operations and Consummation Risks. The Reynolds Board reviewed the limitations upon the interim business of Reynolds imposed by the merger agreement and considered the risks to Reynolds' continuing business if the merger were not consummated.

   Limitations on Solicitation; Termination Fee. The Reynolds Board reviewed the provisions of the merger agreement that limit Reynolds' ability to solicit other offers for the company or negotiate or exchange information with potential bidders after September 17, 1999 and the requirement that Reynolds pay Alcoa a termination fee of $100 million if the merger agreement were terminated for a superior proposal. While the Reynolds Board thought that these provisions would somewhat reduce the flexibility of Reynolds in connection with proposals for alternative transactions, it concluded, together with its advisors, that collectively these provisions were reasonable under the circumstances and were unlikely to deter a credible superior proposal.

   Timing of Sale. The Reynolds Board considered that, given time to execute Reynolds' long range business and growth plans, and taking into consideration management's belief that industry fundamentals were improving and would continue to improve over the near term, additional shareholder value could be created by continuing to operate Reynolds as an independent company. The Reynolds Board also considered the stated desire of several major stockholders for an immediate sale or break-up of Reynolds and the opportunity for stockholders to participate in the benefits of Reynolds' long range business and growth opportunities after the merger by continuing to hold shares in Alcoa.

   The foregoing discussion of the information and factors discussed by the Reynolds Board is not exhaustive but does include all material factors considered by the Reynolds Board. The Reynolds Board did not quantify or attach any particular relative or specific weight to the various factors that it considered in reaching its determination that the merger agreement and the merger are fair to and in the best interests of Reynolds and its stockholders. Rather, the Reynolds Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Reynolds Board may have given different weights to different factors.

   The Reynolds Board recommends that Reynolds stockholders vote FOR the approval and adoption of the merger agreement.

Opinions of Reynolds' Financial Advisors

Opinion of Merrill Lynch

   Merrill Lynch has delivered its written opinion, dated August 18, 1999, to the Reynolds Board to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion, the exchange ratio was fair from a financial point of view to the holders of Reynolds common stock. Merrill Lynch's opinion is attached hereto as Annex B.

   The Merrill Lynch opinion attached as Annex B sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch. Each holder of Reynolds common stock is urged to read the Merrill Lynch opinion attached as Annex B in its entirety. The Merrill Lynch opinion was intended for the use and benefit of the Reynolds Board, was directed only to the fairness of the exchange ratio from a financial point of view to the holders of Reynolds common stock, did not address the merits of the underlying decision by Reynolds to engage in the merger and does not constitute a recommendation to any stockholder as to how that stockholder should vote on the proposed merger or any related matter. The merger consideration was determined on the basis of negotiations between Reynolds and Alcoa and was approved by the Reynolds Board. The summary of the Merrill Lynch opinion, dated August 18, 1999, is qualified in its entirety by reference to the full text of the opinion attached as Annex B.

   In arriving at its opinion, Merrill Lynch, among other things:

   1. Reviewed certain publicly available business and financial information relating to Reynolds and Alcoa that Merrill Lynch deemed to be relevant;

   2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Reynolds, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger furnished to Merrill Lynch by Reynolds;

   3. Conducted discussions with members of senior management and representatives of Reynolds concerning the matters described in clauses 1 and 2 above, as well as its business and prospects before and after giving effect to the merger and the amount and timing of the cost savings and related expenses and synergies expected to result from the merger, and conducted discussions with members of senior management and representatives of Alcoa concerning the matters described in clause 1 above relating to Alcoa, as well as its business and prospects before and after giving effect to the merger (in the case of the future prospects of Alcoa, Merrill Lynch was informed by Alcoa that it could rely on public analysts' consensus estimates of Alcoa's future earnings as the most reasonable estimates for purposes of its opinion);

   4. Reviewed the market prices and valuation multiples for the Reynolds common stock and the Alcoa common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

   5. Reviewed the results of operations of Reynolds and Alcoa and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

   6. Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

   7. Participated in certain discussions and negotiations among representatives of Reynolds and Alcoa and their financial and legal advisors;

   8. Reviewed the potential pro forma impact of the merger;

   9. Reviewed the merger agreement; and

    10. Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

   In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Reynolds or Alcoa and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Reynolds or Alcoa. As the Reynolds Board was aware, Alcoa did not make available to Merrill Lynch its projections of expected future performance. With respect to the financial forecast information and the amount and timing of the cost savings and related expenses and synergies expected to result from the merger furnished to or discussed with Merrill Lynch by Reynolds, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of Reynolds management as to the expected future financial performance of Reynolds and the amount and timing of the cost savings and related expenses and synergies expected to result from the merger. Merrill Lynch further assumed that the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes.

   Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

   Merrill Lynch expressed no opinion as to the prices at which shares of Reynolds common stock or Alcoa common stock would trade following the announcement or consummation of the merger, as the case may be.

   The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch in connection with the opinion, dated August 18, 1999, delivered to the Reynolds Board.

   Stock Trading History. Merrill Lynch reviewed the 52-week trading history of Reynolds common stock for the period ending August 10, 1999. The high closing price per share of Reynolds common stock during this period was $65.75 and the low closing price per share of Reynolds common stock during this period was $40.50.

   Historical Implied Exchange Ratio Analysis. Merrill Lynch reviewed the per share daily closing market price movements of Reynolds common stock and Alcoa common stock for the period beginning January 3, 1994 and ending August 11, 1999, and calculated the historical implied exchange ratios during this period by dividing the daily closing prices per share of Reynolds common stock by those of Alcoa common stock and the average of those historical trading ratios for the 30-day, 60-day, 90-day, 6-month, 1-year, 2-year and 3-year periods ending August 11, 1999. This analysis resulted in the following average implied trading ratios for the periods indicated:

                   Average Historical Implied Exchange Ratios

            Period                                Average
            ------                                -------
            Last 30 Days......................... 0.952x
            Last 60 Days......................... 0.947x
            Last 90 Days......................... 0.956x
            Last 6 Months........................ 1.025x
            Last 1 Year.......................... 1.235x
            Last 2 Years......................... 1.468x
            Last 3 Years......................... 1.584x

   Merrill Lynch also calculated the historical implied exchange ratio on August 11, 1999 and the high and low historical implied exchange ratios for the six-month period ending August 11, 1999 using the same methodology. This analysis resulted in the following implied trading ratios:

             Historical Implied Exchange Ratios on August 11, 1999
                          and for the Six-Month Period
                             Ending August 11, 1999

            August 11, 1999....................... 0.941x
            High.................................. 1.228x
            Low................................... 0.841x

   Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical and projected stock, financial and operating data and ratios for Reynolds with corresponding data and ratios of similar publicly-traded aluminum companies, which are referred to below as the Large Capitalization Comparable Companies. Merrill Lynch also compared selected historical and projected stock, financial and operation data and ratios of similar publicly-traded diversified companies that own aluminum businesses, which are referred to below as the Diversified Comparable Companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to Reynolds.

   The Large Capitalization Comparable Companies were:

  1. Alcoa,
  2. Billiton plc,
  3. Alusuisse Lonza Group Ltd.,
  4. Alcan Aluminum Limited,
  5. Pechiney S.A.,
  6. Comalco Limited, and
  7. Kaiser Aluminum Corporation.

   The Diversified Comparable Companies were:

  1. Rio Tinto plc,
  2. Anglo American plc,
  3. Viag AG,
  4. Norsk Hydro ASA, and
  5. Noranda Mines Ltd.

   Merrill Lynch compared the market value as a multiple of estimated year 2000 EPS and the market capitalization as a multiple of estimated year 2000 EBITDA of each of these companies to corresponding multiples of Reynolds. EPS means earnings per share and EBITDA means earnings before interest, taxes, depreciation and amortization. The EPS estimates were obtained from First Call, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of August 9, 1999. The EBITDA estimates were derived from selected research reports. The results of these analyses were as follows:

                   Large Capitalization Comparable Companies

Market value as a multiple of:                   Low  High  Mean  Median Reynolds
------------------------------                  ----- ----- ----- ------ --------
  Estimated 2000 EPS........................... 11.1x 18.6x 15.9x 16.4x   14.4x
Market capitalization as a multiple of:
  Estimated 2000 EBITDA........................  6.2x  9.7x  7.5x  7.0x    8.2x

                        Diversified Comparable Companies

Market value as a multiple of:                   Low  High  Mean  Median Reynolds
------------------------------                  ----- ----- ----- ------ --------
  Estimated 2000 EPS........................... 15.1x 23.1x 19.2x 19.5x   14.4x
Market capitalization as a multiple of:
  Estimated 2000 EBITDA........................  4.3x 10.4x  7.1x  7.5x    8.2x

   Using these analyses, Merrill Lynch derived reference ranges to apply to estimated 2000 EPS and EBITDA of Reynolds based upon the following three cases:

   1. research analyst consensus estimates, which is referred to below as the Street Case;

   2. Reynolds management projections assuming a trading price for aluminum of $1,400 per metric ton on the London Metal Exchange, which is referred to below as the 1400 LME Case; and

   3. Reynolds management projections assuming a trading price for aluminum of $1,500 per metric ton on the London Metal Exchange, which is referred to below as the 1500 LME Case.

   Based upon total debt of approximately $1.52 billion, cash of approximately $39 million and approximately 62.8 million shares of Reynolds common stock outstanding as of June 30, 1999, these analyses resulted in the following ranges of estimated equity value per share of Reynolds common stock:

                             Estimated Equity Value
                       Per Share of Reynolds Common Stock

                                                     Reference
                                                       Range       Low    High
                                                   -------------- ------ ------
2000 EPS of $4.03 per share of
 Reynolds common stock based on
 Street Case...................................... 14.0x to 16.0x $56.50 $64.50
2000 EPS of $5.22 per share of
 Reynolds common stock based on
 1400 LME Case.................................... 12.0x to 14.0x $62.75 $73.00
2000 EPS of $6.44 per share of
 Reynolds common stock based on
 1500 LME Case.................................... 10.0x to 12.0x $64.50 $77.50
2000 EBITDA of $626 million based
 on Street Case...................................   8.0x to 9.0x $56.25 $66.25
2000 EBITDA of $789 million based
 on 1400 LME Case.................................   7.0x to 8.0x $64.50 $77.00
2000 EBITDA of $897 million based
 on 1500 LME Case.................................   6.0x to 7.0x $62.25 $76.50

   Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis for Reynolds' major operations using projections provided by the Reynolds management based on the 1400 LME Case and the 1500 LME Case. Reynolds' major operations include Base Materials; Packaging and Consumer; Distribution; and Wheels.

   The discounted cash flow was calculated assuming discount rates ranging from 9.0% to 11.0% and comprised the sum of the present values of

   1. the projected cash flows for the second half of 1999 and the years 2000 through 2003; and

   2. a 2003 terminal value based upon a range of multiples of 7.0x to 8.0x estimated 2003 EBITDA.

   Using various valuation methodologies, including a comparable company analysis and book value approach, Merrill Lynch also derived an estimated after-tax value per share of Reynolds common stock for Reynolds' other businesses and assets, including investment properties, other investments, non-current receivables and restricted cash, assuming a 50% tax basis and a 35% tax rate on gain from the sale of assets.

   Assuming approximately 62.8 million shares of Reynolds common stock outstanding as of June 30, 1999, the discounted cash flow analyses for Reynolds' major operations resulted in the following ranges of estimated equity value per share of Reynolds common stock:

                             Estimated Equity Value
                       Per Share of Reynolds Common Stock
                               (Major Operations)

                                            Low    High
                                           ------ ------
            1400 LME Case................. $51.00 $65.75
            1500 LME Case................. $60.75 $77.50

   Taking into account Reynolds' other businesses and assets, these analyses resulted in the following ranges of estimated equity value per share of Reynolds common stock:

                             Estimated Equity Value
                       Per Share of Reynolds Common Stock
               (Major Operations and Other Businesses and Assets)

                                            Low    High
                                           ------ ------
            1400 LME Case................. $58.25 $75.25
            1500 LME Case................. $68.00 $87.00

   Trading Segment Analysis. Using publicly available information and information provided by Reynolds' management, Merrill Lynch compared selected historical and projected financial and operating data and ratios for each of Reynolds' major operations with corresponding data and ratios of publicly traded companies. The companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to each of Reynolds' major operations. Using reference ranges deemed to be relevant for each of the major operations, these analyses resulted in a range of estimated aggregate values of Reynolds' major operations.

   Merrill Lynch then derived a range of estimated values of other assets, including cash, other businesses, other assets and pension assets, using Reynolds management estimates and various valuation methodologies, including a comparable company analysis approach, and estimated the amount of liabilities, including total debt, after-tax post-retirement benefits, after-tax environmental obligations, and capitalized corporate overhead.

   Based on approximately 62.8 million shares of Reynolds common stock outstanding as of June 30, 1999, these analyses resulted in a range of implied equity value per share of Reynolds common stock of $59.50 to $71.50.

   The summary of analyses performed by Merrill Lynch set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by Merrill Lynch, without considering all analyses and factors, could create an incomplete view of the processes underlying the Merrill Lynch opinion. Merrill Lynch did not assign relative weights to any of its analyses in preparing its opinion. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Reynolds' and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in Merrill Lynch analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than the estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and the estimates are inherently subject to uncertainty.

   No company utilized as a comparison in the analyses described above is identical to Reynolds. In addition, various analyses performed by Merrill Lynch incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

   The Reynolds Board selected Merrill Lynch to act as its financial advisor because of Merrill Lynch's reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the merger and because Merrill Lynch is familiar with Reynolds and its business. As part of Merrill

Lynch's investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

   Pursuant to the terms of a letter agreement between Reynolds and Merrill Lynch dated August 13, 1999, Reynolds has agreed to pay Merrill Lynch a fee of $150,000 on the date of the letter agreement, a fee of $500,000 upon the delivery of the Merrill Lynch opinion and a fee of $500,000 upon the signing of the merger agreement.

   In addition, Reynolds has agreed to pay Merrill Lynch an additional fee, payable in cash upon the closing of the merger, equal to 0.30% of the sum of:

   1. the aggregate fair market value of the Alcoa common shares issued to the holders of Reynolds common stock as consideration in the merger; and

   2. the amount of all indebtedness of Reynolds and its consolidated subsidiaries outstanding at June 30, 1999.

For purposes of the letter agreement, the fair market value of the Alcoa common shares will be the value determined by the five-day average of the closing prices of Alcoa common shares immediately prior to the closing of the merger. Any fees previously paid to Merrill Lynch pursuant to the preceding paragraph will be deducted from the fee Merrill Lynch is entitled to receive pursuant to this paragraph. In addition, in the event that the exchange ratio in the merger agreement is amended, or if Reynolds enters into a new agreement with any other person or group which results in the acquisition by any other person or group of 50% or more of the common stock or assets of Reynolds, Merrill Lynch will receive from Reynolds an additional cash fee equal to 0.50% of the difference between (i) the value of the aggregate consideration payable under the terms of the original merger agreement, calculated as of August 18, 1999 and (ii) the value of the aggregate consideration payable under the amended merger agreement or the new agreement, as the case may be, calculated as of the date of consummation of the transaction. Reynolds has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

   Merrill Lynch has, in the past, provided financial advisory and financing services to Reynolds and Alcoa and may continue to do so and has received, and may receive, fees for the rendering of those services. In addition, in the ordinary course of Merrill Lynch's business, Merrill Lynch and its affiliates may actively trade shares of Reynolds common stock and other securities of Reynolds, as well as shares of Alcoa common stock and other securities of Alcoa, for their own accounts and for the accounts of customers. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities.

Opinion of Goldman Sachs

   On August 18, 1999, Goldman Sachs delivered its oral opinion to Reynolds' Board of Directors, which was subsequently confirmed by the written opinion of Goldman Sachs dated August 18, 1999, that, as of that date, and based upon and subject to the various qualifications and assumptions described in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Reynolds common stock.

   The full text of the written opinion of Goldman Sachs dated August 18, 1999, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this document and is incorporated herein by reference. Holders of Reynolds common stock should read the opinion carefully and in its entirety.

   In connection with its opinion, Goldman Sachs reviewed, among other things,

  (1) the merger agreement;

  (2) Annual Reports to Stockholders and Annual Reports on Form 10-K of Reynolds for the five years ended December 31, 1998;

  (3) Annual Reports to Shareholders and Annual Reports on Form 10-K of Alcoa for the five years ended December 31, 1998;

  (4) Quarterly Reports on Form 10-Q of Reynolds;

  (5) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Alcoa;

  (6) certain other communications from Reynolds to its stockholders and Alcoa to its shareholders;

  (7) certain internal financial analyses and forecasts for Reynolds prepared by its management; and

  (8) certain cost savings and operating synergies projected by the managements of Reynolds and Alcoa to result from the transaction contemplated by the merger agreement.

   Goldman Sachs also held discussions with members of the senior management of Reynolds and Alcoa regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of the common stock of Reynolds and Alcoa, compared certain financial and stock market information for Reynolds and Alcoa with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the aluminum and packaging industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

   Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed the accuracy and completeness of the financial and other information for purposes of rendering its opinion. As Reynolds was aware, Alcoa did not make available to Goldman Sachs Alcoa's projections of expected future performance. Accordingly, Goldman Sachs' review of such information for purposes of rendering its opinion was limited to discussions with management of Alcoa of certain research analysts' estimates of Alcoa. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Reynolds or Alcoa or any of their subsidiaries and was not furnished with any such evaluation or appraisal. Prior to the date of its opinion, Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with Reynolds. Goldman Sachs assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Reynolds or Alcoa or on the contemplated benefits of the transaction contemplated by the merger agreement. The opinion of Goldman Sachs was provided for the information and assistance of the Reynolds Board in connection with its consideration of the transaction contemplated by the merger agreement and such opinion does not constitute a recommendation as to how any holder of shares of Reynolds common stock should vote with respect to such transaction.

   The following is a summary of the material financial analyses performed by Goldman Sachs in connection with providing its opinion. It does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of analyses described, and the results of those analyses, do not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular form. The tables must be read together with the text accompanying each summary.

   Historical Exchange Ratio Analysis. Goldman Sachs reviewed the historical ratio of the Reynolds common stock daily closing prices to the Alcoa common stock daily closing prices, and compared the results to the 1.06 exchange ratio provided for in the proposed merger. The following table lists the low, average and high of the ratios for the periods shown:

                Historical Ratio of Reynolds Common Stock Price
                          To Alcoa Common Stock Price

   Period Ending August 10, 1999:                              Low  Average High
   ------------------------------                              ---- ------- ----
   Three Years................................................ 0.84  1.59   1.98
   One Year................................................... 0.84  1.24   1.75
   Six Months................................................. 0.84  1.03   1.23
   One Month.................................................. 0.84  0.95   1.02
   Ten Days................................................... 0.84  0.92   0.96
   One Week................................................... 0.84  0.89   0.92

   Selected Companies Analysis. Goldman Sachs reviewed financial information, ratios and public market multiples relating to Reynolds and Alcoa and compared them to corresponding financial information, ratios and public market multiples for the following publicly traded companies:

Selected Aluminum Companies:

Alcan Aluminum Limited
Alusuisse-Lonza Group Ltd.
Comalco Ltd.
Kaiser Aluminum Corporation
Pechiney SA

Selected Packaging Companies:

AptarGroup, Inc.
Bemis Company, Inc.
Sealed Air Corporation
Sonoco Product Company

   In its analysis, Goldman Sachs used closing market prices on August 17, 1999 and other publicly available information. Goldman Sachs calculated the price-to-earnings per share multiples of Reynolds, Alcoa and the selected companies for calendar years 1999 and 2000 using estimates of 1999 and 2000 earnings per share based on the medians of the latest estimates provided by I/B/E/S International Inc., a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on publicly traded companies. None of the selected companies is directly comparable to either of Reynolds or Alcoa. As used herein, "enterprise value" means equity market value plus debt less cash, "P/E" means the ratio of price to earnings per share, "EBITDA" means earnings before interest, taxes, depreciation and amortization; "LTM" means latest twelve months, and "EPS" means earnings per share.

   In its analysis, Goldman Sachs calculated and compared (i) the enterprise value as a multiple of LTM EBITDA and (ii) the estimated 1999 and 2000 P/E multiples, of:

  . the selected aluminum companies as a group (including Alcoa and excluding
    Reynolds), based on the closing stock prices of such companies on August 17, 1999;

  . the selected packaging companies as a group, based on the closing stock prices of such companies on August 17, 1999;

  . Reynolds, based on a stock price of $70.89 (the implied price per share of Reynolds common stock based on the terms of the proposed transaction and Alcoa's closing stock price on August 18, 1999);

  . Alcoa, based on its closing stock price on August 17, 1999; and

  . the selected aluminum companies as a group (including Reynolds and excluding Alcoa), based on the closing stock prices of such companies (other than Reynolds) on August 17, 1999 and on the closing stock price of Reynolds on August 10, 1999 (the last trading day prior to the announcement of Alcoa's proposal dated August 11, 1999).

   The results of this analysis were as follows:

                         Aluminum Companies                                Aluminum Companies
                          (Including Alcoa                                     (Including
                           and Excluding     Packaging  Reynolds   Alcoa      Reynolds and
                             Reynolds)       Companies  ($70.89) (8/17/99)  Excluding Alcoa)
                         ------------------ ----------- -------- --------- ------------------
                                             Selected
                           Selected Range      Range                         Selected Range
                         ------------------ -----------                    ------------------
Enterprise Value as a
 Multiple of LTM
 EBITDA.................     9.0x-12.0x       7.5x-8.5x  11.9x     11.4x       9.0x-12.0x
Estimated 1999 P/E
 Multiples..............    18.0x-25.0x     16.0x-18.0x  32.8x     24.9x      18.0x-25.0x
Estimated 2000 P/E
 Multiples..............    16.0x-19.0x     14.0x-16.0x  16.7x     18.8x      16.0x-19.0x

   Goldman Sachs also calculated and compared the LTM EBITDA margins of (i) the selected aluminum companies as a group (including Alcoa and excluding Reynolds), (ii) Reynolds, (iii) Alcoa, and (iv) the selected aluminum companies as a group (including Reynolds and excluding Alcoa).

   The results of this analysis were as follows:

                            Aluminum Companies                Aluminum Companies
                             (Including Alcoa                     (Including
                              and Excluding                      Reynolds and
                                Reynolds)      Reynolds Alcoa  Excluding Alcoa)
                            ------------------ -------- ----- ------------------
                                   Mean                              Mean
                            ------------------                ------------------
LTM EBITDA Margin..........       13.7%         10.0%   15.6%       12.8%

   Selected Transactions Analysis. Goldman Sachs analyzed information relating to selected transactions in the aluminum industry, including the following:

  Alcan/Algroup/Pechiney
  Alumax/Alcoa
  CasTech Aluminum/Commonwealth Aluminum; and
  Cressona Aluminum/Alumax.

   Goldman Sachs also analyzed information relating to thirty transactions in the packaging industry for the period from 1990 to 1998.

   In its analysis, Goldman Sachs calculated the aggregate consideration in each of the aluminum industry and packaging industry transactions as a multiple of LTM EBITDA, and compared the results of these calculations with the aggregate consideration implied in the proposed merger as a multiple of Reynolds' LTM EBITDA.

   The results of this analysis were as follows:

                                   Aluminum Industry Packaging Industry Proposed
                                     Transactions       Transactions     Merger
                                   ----------------- ------------------ --------
                                    Selected Range     Selected Range
                                   ----------------- ------------------
Aggregate Consideration as a
 Multiple of LTM EBITDA...........    8.0x-10.5x         6.5x-10.5x      12.1x

   Pro Forma Merger Analysis. Goldman Sachs performed an analysis of the pro forma impact of the proposed merger on Alcoa's fiscal year 1999, 2000 and 2001 earnings and cash flow (i.e., net income plus depreciation and amortization) per share, based on (a) the medians of estimates provided by I/B/E/S International for each of Reynolds and Alcoa and (b) estimates for Reynolds provided by the management of Reynolds. For each of the years 1999, 2000 and 2001, Goldman Sachs compared the estimated earnings per share and estimated cash flow per share of Alcoa common stock, on a stand-alone basis, to the estimated earnings per share and estimated cash flow per share of the common stock of the combined company on a pro forma basis. Goldman Sachs performed this analysis based on the closing price of Alcoa common stock on August 18, 1999. Based on this analysis and taking into account estimates of synergies provided by the managements of Reynolds and Alcoa, the proposed transaction would be (i) dilutive to Alcoa's earnings per share in 1999 and accretive to Alcoa's earnings per share in 2000 and 2001 based on both I/B/E/S International and Reynolds' management's estimates, and (ii) accretive to Alcoa's cash flow per share in 1999, 2000 and 2001 based on both I/B/E/S International and Reynolds' management's estimates.

   Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis of Reynolds utilizing Reynolds' management's projections for the years 1999 through 2003. Goldman Sachs calculated the net present value of free cash flows for the years 1999 through 2003 using discount rates ranging from 10% to 14%. Goldman Sachs calculated the implied value of equity per share of Reynolds in the year 2003 based on multiples ranging from 6.5x projected 2003 EBITDA to 8.5x projected 2003 EBITDA and then discounted these implied values using discount rates ranging from 10% to 14%. This analysis indicated that the implied value per share of Reynolds common stock ranged from a low of $58 to a high of $90.

   Contribution Analysis. Goldman Sachs reviewed the equity market value for Reynolds, Alcoa and the pro forma combined company resulting from the proposed transaction. This analysis indicated that, on a fully diluted basis and assuming an Alcoa stock price of $66.88 (the closing price on August 18, 1999) and an implied Reynolds stock price of $70.89 (the implied price per share of Reynolds common stock based on the terms of the proposed transaction and Alcoa's closing stock price on August 18, 1999), holders of Reynolds common stock would own an aggregate of approximately 15% of the equity of the pro forma combined company.

   Goldman Sachs also reviewed the estimated future net income of Reynolds and Alcoa for (i) estimated years 1999 and 2000 based on the medians of earnings estimates provided by I/B/E/S International for each of Reynolds and Alcoa and
(ii) estimated 1999 based on earnings estimates of Reynolds provided by management of Reynolds. The results of this analysis indicated that, excluding synergies, (i) for 1999 based on the earnings estimates provided by I/B/E/S International, Reynolds would contribute 12% of the net income of the pro forma combined company, (ii) for 2000 based on the earnings estimates provided by I/B/E/S International, Reynolds would contribute 17% of the net income of the pro form combined entity, and (iii) for 1999 based on the earnings estimates of Reynolds provided by the management of Reynolds, Reynolds would contribute 14% of the net income of the pro forma combined entity.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its opinion, Goldman Sachs considered the results of all its analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No company used in the above analyses as a comparison is directly comparable to Reynolds or Alcoa and no transaction used is directly comparable to the proposed merger. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to Reynolds' board of directors as to the fairness of the exchange ratio to the holders of shares of Reynolds common stock from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts or future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by the analyses. Because analyses based on forecasts or future results are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Reynolds, Alcoa, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted. As described above, Goldman Sachs' opinion to Reynolds' board of directors was one of many factors taken into consideration by the Reynolds Board in making its determination to approve the merger agreement and the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

   Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Reynolds Board selected Goldman Sachs to act as its financial advisor in connection with the proposed merger because Goldman Sachs is an internationally recognized investment banking firm with substantial experience in the aluminum and packaging industries. Goldman Sachs is familiar with Reynolds, having provided certain investment banking services to Reynolds from time to time and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs is also familiar with Alcoa, having provided certain investment banking services to Alcoa from time to time, including having acted as co-managing underwriter of the public offering in January 1998 of $300 million principal amount of Alcoa's 6.75% Bonds due 2028, and Goldman Sachs may provide investment banking services to Alcoa in the future.

   Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Reynolds and Alcoa for its own account and for the accounts of customers.

   Pursuant to a letter agreement dated August 17, 1999, Reynolds engaged Goldman Sachs as its financial advisor in connection with the possible sale of all or a portion of the stock or assets of Reynolds. Pursuant to the terms of the Goldman Sachs engagement letter, if the proposed merger is completed, or if any other person or group acquires 50% or more of the stock or assets of Reynolds in one or a series of transactions, Goldman Sachs will receive from Reynolds a cash fee equal to 0.20% of the aggregate consideration payable in such transactions. In addition, in the event that the exchange ratio in the merger agreement is amended, or if Reynolds enters into a new agreement with any other person or group relating to the acquisition by such other person or group of 50% or more of the common stock or assets of Reynolds, Goldman Sachs will receive from Reynolds an additional cash fee equal to 0.30% of the difference between (i) the value of the aggregate consideration payable under the terms of the original merger agreement, calculated as of August 18, 1999, and (ii) the value of the aggregate consideration payable under the amended merger agreement or the new agreement, as the case may be, calculated as of the date of consummation of the transaction. In addition, under the terms of Goldman Sachs' engagement, a cash fee equal to $250,000 (which amount is to be credited against the cash fee payable upon completion of the proposed merger) became payable by Reynolds to Goldman Sachs upon the execution of the engagement letter, and a cash fee of $2 million became payable by Reynolds to Goldman Sachs upon the public announcement of the execution of the merger agreement. Reynolds has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against liabilities it incurs, including liabilities under the federal securities laws.

Management and Operations of Reynolds After the Merger

   Alcoa expects that, initially following the merger, the businesses and operations of Reynolds will, except as set forth herein, be continued substantially as they are currently being conducted. Alcoa will continue to evaluate the business and operations of Reynolds while the merger is pending and after the merger is completed, and will take such actions as it deems appropriate under the circumstances which then exist. Alcoa intends to undertake a comprehensive review of Reynolds' business, operations, capitalization and management with a view to optimizing development of Reynolds' potential in conjunction with Alcoa's business.

Accounting Treatment

   The merger will be accounted for using the purchase method of accounting for financial accounting purposes in accordance with U.S. generally accepted accounting principles. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based on their relative fair values. This allocation will be made based upon valuations and other studies that have not yet been finalized. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this proxy statement and prospectus are preliminary and have been made solely for purposes of developing such pro forma combined financial information. Earnings or losses of the purchased company are included in the buyer's financial statements from the consummation date of the acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

United States Federal Income Tax Consequences of the Merger

   The following general discussion summarizes the anticipated material United States federal income tax consequences of the merger to holders of Reynolds common stock who exchange such stock for Alcoa common stock in the merger. This discussion addresses only such stockholders who hold their Reynolds common stock as a capital asset, and does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as:

  . financial institutions,

  . mutual funds

  . tax-exempt organizations,

  . insurance companies,

  . dealers in securities or foreign currencies,

  . traders in securities who elect to apply a mark-to-market method of accounting,

  . foreign holders,

  . persons who hold such shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, or

  . holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

   The following discussion is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement and prospectus, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws and federal laws other than federal income tax laws, are not addressed.

  Holders of Reynolds common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws in their particular circumstances.

   It is a condition to the consummation of the merger that (i) Reynolds receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Reynolds, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Alcoa receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Alcoa, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The conditions relating to the tax opinions may not be waived by Reynolds or Alcoa after receipt of the Reynolds stockholder approval unless further stockholder approval is obtained with appropriate disclosure. The opinions will be based on customary assumptions and customary representations made by, among others, Reynolds, Alcoa and RLM Acquisition Corp. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

   Assuming the merger qualifies as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, holders of Reynolds common stock who exchange their Reynolds common stock solely for Alcoa common stock in the merger will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of Alcoa common stock. Each holder's aggregate tax basis in the Alcoa common stock received in the merger will be the same as his or her aggregate tax basis in the Reynolds common stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Alcoa common stock received in the merger by a holder of Reynolds common stock will include the holding period of Reynolds common stock that he or she surrendered in the merger.

   A holder of Reynolds common stock who receives cash in lieu of a fractional share of Alcoa common stock will recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the Alcoa common stock that is allocable to the fractional share. That gain or loss generally will constitute capital gain or loss. In the case of an individual stockholder, any such capital gain generally will be subject to a maximum United States federal income tax rate of 20% if the individual has held his or her Reynolds common stock for more than 12 months on the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

Antitrust

   Domestic Antitrust Compliance

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules, the merger may not be completed until certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied.

   On August 24, 1999, Alcoa filed a Premerger Notification and Report Form in connection with the proposed merger, and on August 30, 1999, Reynolds filed a Premerger Notification and Report Form in connection with the proposed merger. On September 29, 1999, the Antitrust Division issued a request for additional information and documentary material (a "second request"). Under the applicable provisions of the Hart-Scott-Rodino Act, Alcoa and Reynolds may not consummate the merger until the expiration of the statutory waiting period, which expires 20 days after both Alcoa and Reynolds substantially comply with the second request, unless the waiting period is terminated earlier by the Antitrust Division. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division raises substantive issues in connection with a proposed transaction, the parties frequently negotiate with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act is a condition to the completion of the merger.

   The Antitrust Division frequently scrutinizes the legality under the antitrust laws of transactions such as the proposed merger. At any time before or after consummation of the merger, the FTC or the Antitrust

Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the merger or seeking the divestiture of substantial assets of Alcoa, Reynolds or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. We can give no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would be unsuccessful.

   Foreign Antitrust Compliance

   Canadian National Merger Requirements

   Investment Canada Act. Reynolds conducts certain operations in Canada. The Investment Canada Act, or ICA, requires that notice of the acquisition of "control" by "non-Canadians" of any "Canadian business" be furnished to Industry Canada, a Canadian governmental entity, up to 30 days after closing of the transaction.

   The proposed merger may constitute an indirect acquisition of a "Canadian business" within the meaning of the ICA. Alcoa intends to file any notice required under the ICA, though it appears that the transaction will not be subject to review under the ICA.

   Canadian Premerger Notification Requirements. Certain provisions of Canada's Competition Act require prenotification to the Commissioner of Competition of significant transactions, such as the acquisition of a large percentage of the stock of a public company that has Canadian operations. Prenotification is generally required if:

  . the parties to a transaction and their affiliates have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn. $400 million, and

  . the transaction involves the direct or indirect acquisition of an operating business in Canada, the value of the assets of which, or the annual gross revenues from sales in or from Canada generated from these assets, exceed Cdn. $35 million.

   Short-form prenotification materials were filed with the Commissioner on behalf of Alcoa on November 23, 1999 and on behalf of Reynolds on November 24, 1999, along with a request for an advance ruling certificate to the effect that the Commissioner is satisfied that the transaction would not prevent or lessen, or be likely to prevent or lessen, competition substantially. The seven-day waiting period expired on December 1, 1999.

   On December 1, 1999, the Commissioner informed the parties that his assessment of the transaction had not been completed. Accordingly, the transaction may be completed unless the Commissioner either (i) obtains an injunction to delay closing for up to 30 days (extendable to a maximum of 60 days) to permit him time to complete his review of the transaction, or (ii) applies to the Competition Tribunal to oppose the transaction (as described further below) and has obtained an interim injunction to delay closing in connection therewith. The Commissioner may apply to the Tribunal before closing or at any time within three years after substantial completion of the merger.

   As noted above, if the Commissioner determines that the proposed transaction prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market, the Commissioner may apply to the Competition Tribunal, a special purpose Canadian tribunal, to, among other things, require the disposition of all or part of the assets involved in the transaction. If the transaction closes within one year after the issuance of an advance ruling certificate, the Commissioner is precluded from applying to the Competition Tribunal on the basis of information that is the same or substantially the same as the information on the basis of which the certificate was issued. If an advance ruling certificate is not issued, the Commissioner retains the ability to apply to the Tribunal at any time within three years of substantial completion of the merger.

   EEA and European National Merger Regulation

   Alcoa and Reynolds each conduct substantial operations in the European Economic Area. Council Regulation (EEC) 4064/89 as amended and Article 57 of the European Economic Area Agreement require that concentrations with a "Community or EFTA dimension" be notified in prescribed form to the Commission of the European Communities for review and approval. In these cases, the European Commission, as opposed to the individual countries within the European Economic Area, will, with certain exceptions, have exclusive jurisdiction to review the concentration.

   Alcoa determined that the merger has a "community dimension," and thus, on November 18, 1999, filed a notification in the prescribed form with the European Commission in accordance with Council Regulation (EEC) 4064/89.

   This triggered an initial one-month review period in which the European Commission was required to determine whether the proposed merger is compatible with the European common market or that there are sufficiently "serious doubts" about the proposed merger's compatibility with the common market to require a more complete review of the proposed merger. The initial one-month period expired on December 20, 1999, whereupon the European Commission issued a determination that there are sufficiently serious doubts about the proposed merger's compatibility with the European common market to require a more complete review. In view of this decision, the European Commission must complete its investigation and make a final determination with respect to the proposed merger no later than four months after December 20, 1999. Because EU holidays, which have not yet been determined for the upcoming year, automatically extend timetables under Council Regulation (EEC) 4064/89, a final determination regarding the proposed merger must be made no later than the first half of May 2000. If the European Commission does not make a decision within that period, the proposed merger will automatically be deemed compatible with the European common market.

   Transactions subject to the filing requirements of Council Regulation (EEC) 4064/89 are suspended automatically until such time as they have been approved. The European Commission may prevent the consummation of the merger, order a divestiture if the merger has already been consummated or impose conditions or other obligations to its approval.

   We can give no assurance that a challenge to the merger will not be made pursuant to Council Regulation (EEC) 4064/89 or by legal action brought by private parties or, if a challenge is made, that it would be unsuccessful.

   Other Foreign Laws

   Reynolds and certain of its subsidiaries conduct business in other foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the merger. Certain of these filings or approvals may not be made or obtained before completion of the merger. Notifications have been made in Australia, Brazil and Argentina. Alcoa and Reynolds anticipate making a filing in Mexico. Alcoa and Reynolds are continuing to seek further information regarding the applicability of any laws and currently intend to take such action as may be required or desirable.

Other Regulatory Matters

   Alcoa and Reynolds conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Alcoa and Reynolds are currently in the process of reviewing whether other filings or approvals may be required or desirable in these other jurisdictions. Some of these filings may not be completed before the completion of the merger, and some of these approvals, which are not as a matter of practice required to be obtained before the effectiveness of the merger, may not be obtained before the closing.

No Appraisal Rights

   Holders of Reynolds common stock are not entitled to appraisal rights under Delaware law. See "Comparison of Stockholders Rights--Appraisal Rights."

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

   All shares of Alcoa common stock received by Reynolds stockholders in the merger will be freely transferable, except that shares of Alcoa common stock received by persons who are deemed to be "affiliates" of Reynolds under the Securities Act of 1933 at the time of the special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Reynolds for such purposes generally include individuals or entities that control, are controlled by or are under common control with Reynolds and include directors and executive officers of Reynolds. The merger agreement requires Reynolds to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Alcoa common stock issued to them in the merger in violation of the Securities Act of 1933 or the related Securities and Exchange Commission rules.

                       COMPARATIVE PER SHARE MARKET PRICE
                            AND DIVIDEND INFORMATION

   We are providing you with the high and low sale prices of Reynolds common stock and Alcoa common stock as reported on the New York Stock Exchange Composite Tape for each calendar quarter during the past three years and the dividends declared per share during those periods.

   Reynolds common stock and Alcoa common stock are listed on the New York Stock Exchange. The Reynolds ticker symbol on the New York Stock Exchange is "RLM." The Alcoa ticker symbol on the New York Stock Exchange is "AA."

                           Reynolds Common               Alcoa Common
                                Stock                      Stock/1/
                         ---------------------------- -----------------------------
                          Market                       Market
                           Price              Cash      Price               Cash
                         --------------     Dividends --------------      Dividends
                         High      Low      Declared  High      Low       Declared
                         ----      ----     --------- ----      ----      ---------
1997
  First Quarter......... $65 7/8   $56 3/4    $.35    $38 1/16  $32 1/8    $ .1125
  Second Quarter........  73 7/8    61 3/8     .35     39 5/8    32 5/8      .1250
  Third Quarter.........  79 3/4    67 1/16    .35     44 13/16  37 9/16     .1250
  Fourth Quarter........  72 7/16   56 3/16    .35      42        33         .1250
1998
  First Quarter......... $ 66      $54 3/8    $.35    $39 1/16  $32 9/16   $ .1875
  Second Quarter........  68 1/8    52 1/4     .35     39 1/16   31 3/8      .1875
  Third Quarter.........  56 15/16  46 7/8     .35      37        29         .1875
  Fourth Quarter........  60 15/16  49 5/16    .35     40 5/8    33 5/8      .1875
1999
  First Quarter......... $57 5/8   $38 3/4    $.35    $45 3/32   35 15/16  $.20125
  Second Quarter........   68       48 3/16    .35     67 15/16  40 1/4     .20125
  Third Quarter.........   71        55        .35     70 7/8    58 1/2     .20125
  Fourth Quarter
   (through
   December 29, 1999)...  77 3/8    57 1/2     .35     82 1/2    57 1/4     .20125

--------
1 On January 8, 1999, the Board of Directors of Alcoa declared a two-for-one common stock split, distributed on February 25, 1999, to shareholders of record at the close of business on February 8, 1999. In this table, the figures for the periods before such date have been restated to reflect the stock split.

   The following table sets forth the closing price of the common stock of Reynolds and Alcoa as reported on the New York Stock Exchange Composite Tape and the equivalent price per share of Reynolds common stock (which is the closing sale price of Alcoa common stock multiplied by the exchange ratio of 1.06) as of (i) August 10, 1999, the last full trading day before the announcement by Alcoa of its $65.00 per share 50/50 cash and stock proposal;
(ii) August 13, 1999, the last full trading day before the announcement by Alcoa of its intention to commence an all cash tender offer for all of the outstanding Reynolds common stock at $65.00 per share; (iii) August 18, 1999, the last full trading day before the public announcement of the merger; and
(iv) December 29, 1999, the latest practicable date before the effective date of the registration statement of which this proxy statement and prospectus is a part.

                                                      Equivalent Price Per Share
                              Reynolds      Alcoa      of Reynolds Common Stock
                            Common Stock Common Stock   at the Exchange Ratio
                            ------------ ------------ --------------------------
August 10, 1999............   $55.8750     $66.4375             $70.42
August 13, 1999............    69.3750      66.5000              70.49
August 18, 1999............    68.2500      66.8750              70.89
December 29, 1999..........    76.5625      81.7500              86.66

   We urge you to obtain current market quotations before voting your shares. Because the exchange ratio is fixed in the merger agreement, the market value of the shares of Alcoa common stock that holders of Reynolds common stock will have the right to acquire when the merger becomes effective may vary significantly from the market value of the shares of Alcoa common stock that holders of Reynolds common stock would receive if the merger was consummated on the date of this proxy statement and prospectus.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based on and should be read in conjunction with the historical consolidated financial statements of Alcoa and Reynolds, including the notes thereto, which are incorporated by reference in this proxy statement and prospectus. These financial statements have been adjusted to give effect to (1) Alcoa's merger with Alumax Inc., which was completed in July 1998, (2) Reynolds' sale of its North American aluminum beverage can operations in August 1998 and (3) the proposed merger with Reynolds. The Unaudited Pro Forma Condensed Consolidated Earnings Statement does not (a) purport to represent what the results of operations actually would have been if the above transactions had occurred as of the date indicated or what such results will be for any future periods or (b) give effect to certain nonrecurring charges expected to result from the Reynolds acquisition.

   The Unaudited Pro Forma Condensed Consolidated Earnings Statements for the nine month period ended September 30, 1999 and for the year ended December 31, 1998 give effect to the Reynolds merger and related transactions as if such transactions had occurred on January 1, 1998. The Unaudited Pro Forma Condensed Consolidated Earnings Statement for Alcoa for the year ended December 31, 1998 also gives effect to the Alumax merger as if such merger had occurred on January 1, 1998. The Unaudited Pro Forma Earnings Statement for Reynolds for the year ended December 31, 1998, presents the consolidated results of operations of the company assuming that the disposition of the company's North American Can Operations had occurred as of January 1, 1998. The operations consisted of 14 can plants, two end plants and a headquarters building. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1999 gives effect to the Reynolds merger and related transactions as if such transactions had occurred on that date.

   The pro forma adjustments are based upon available information and include certain assumptions and adjustments that the managements of Alcoa and Reynolds believe to be reasonable. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on Alcoa's business, results of operations and financial position. Alcoa and Reynolds are currently awaiting approval for the merger transaction from various government authorities. Therefore, at the present time, the amount of information that the two companies can share is limited. Reynolds has certain severance plans, agreements and policies applicable to its executive management and salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the completion of the merger. The maximum amount payable under such arrangements is in the range of $200 to $225 million. The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. In addition, Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, for the reasons noted above, these studies cannot be completed. Based on these facts, an estimate of the potential benefit from synergies or the amount of restructuring costs is not yet available. However, it is possible that the amounts involved related to the effects of restructuring could have a material impact on the purchase price allocation.

   The purchase of Reynolds will be accounted for using the purchase method of accounting, so the total purchase costs of the acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to the companies. Alcoa and Reynolds are not aware of any significant unrecorded obligations or contingencies, other than the severance arrangements referred to above, and, except as noted above, do not believe that the final purchase price allocation will materially differ from that included in the pro forma financial information contained herein. The final allocation of the purchase price will be made based upon valuations and other studies that have not been completed.

                                   Alcoa Inc.

            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                            As of September 30, 1999

                             (dollars in millions)

                                             Historical
                                  Historical  Reynolds   Pro Forma
                                    Alcoa       (B)     Adjustments   Pro Forma
                                  ---------- ---------- -----------   ---------
ASSETS
Current Assets
  Cash, cash equivalents and
   short-term investments.......   $    297   $    62     $   (35)(E) $    324
  Receivables from customers,
   less allowances..............      2,406       666         --         3,072
  Inventories...................      1,584       530         259 (E)    2,373
  Prepaid expenses and other
   current assets...............        468       110         --           578
                                   --------   -------     -------     --------
    Total current assets........      4,755     1,368         224        6,347
Properties, plant and equipment
 at cost........................     18,136     4,305       2,319 (E)   24,760
Less: accumulated depreciation,
 depletion and amortization.....     (9,158)   (2,293)        --       (11,451)
                                   --------   -------     -------     --------
Net properties, plant and
 equipment......................      8,978     2,012       2,319       13,309
Goodwill........................      1,333       --          858 (E)    2,191
Other assets....................      1,799     2,588         --         4,387
                                   --------   -------     -------     --------
    Total Assets................   $ 16,865   $ 5,968     $ 3,401     $ 26,234
                                   ========   =======     =======     ========
LIABILITIES
Short-term borrowings...........   $    612   $   311     $  (286)(D) $    637
Accounts payable and accrued
 liabilities....................      2,515       809         (25)(D)    3,299
Long-term debt due within one
 year...........................         48       138         --           186
                                   --------   -------     -------     --------
    Total current liabilities...      3,175     1,258        (311)       4,122
Long-term debt..................      2,669     1,009         --         3,678
Accrued postretirement
 benefits.......................      1,750     1,014         --         2,764
Other noncurrent liabilities and
 deferred credits...............      1,906       593         127 (E)
                                        --        --          858 (E)    3,484
                                   --------   -------                 --------
    Total liabilities...........      9,500     3,874         674       14,048
    Minority interests..........      1,409       --          --         1,409
Shareholders' Equity
  Preferred Stock...............         56       --          --            56
  Common Stock..................        395     1,560      (1,560)(E)
                                                               72 (F)      467
  Additional Capital............      1,712       --        4,749 (F)    6,461
  Retained earnings.............      5,728     1,216         286 (D)
                                                               25 (D)
                                                           (1,527)(E)    5,728
Treasury stock, at cost.........     (1,310)     (626)        626 (E)   (1,310)
Accumulated other comprehensive
 income.........................       (625)      (56)         56 (E)     (625)
                                   --------   -------     -------     --------
    Total shareholders' equity..      5,956     2,094       2,727       10,777
                                   --------   -------     -------     --------
    Total Liabilities and
     Equity.....................   $ 16,865   $ 5,968     $ 3,401     $ 26,234
                                   ========   =======     =======     ========

     The accompanying notes are an integral part of the pro forma condensed consolidated financial statements.

                                   Alcoa Inc.

         Unaudited Pro Forma Condensed Consolidated Earnings Statement
                        For the Nine-month Period Ended
                               September 30, 1999

                (dollars in millions, except per share amounts)

                                 Historical  Historical   Pro Forma       Pro
                                   Alcoa    Reynolds (B) Adjustments     Forma
                                 ---------- ------------ -----------    -------
Revenues
  Sales.........................  $12,070      $3,434      $ (101) (G)  $15,403
  Other income..................       78           4         --             82
                                  -------      ------      ------       -------
                                   12,148       3,438        (101)       15,485
Cost and Expenses
  Cost of goods sold............    9,388       2,856        (101) (G)   12,143
  Selling, general
   administrative and other
   expenses.....................      597         236         (10) (H)      823
  Research and development
   expenses.....................       91          18         --            109
  Provision for depreciation,
   depletion and amortization...      663         179          86  (I)      928
  Interest expense..............      153          57         (13) (J)      197
  Merger-related expenses.......      --           12         (12) (K)      --
                                  -------      ------      ------       -------
                                   10,892       3,358         (50)       14,200
Earnings
  Income before taxes on
   income.......................    1,256          80         (51)        1,285
  Provision for taxes on
   income.......................      402          19         (12) (L)      409
                                  -------      ------      ------       -------
    Income from operations......      854          61         (39)          876
  Minority Interests............     (134)        --          --           (134)
                                  -------      ------      ------       -------
Net income......................  $   720      $   61      $  (39)      $   742
                                  =======      ======      ======       =======
Earnings per share
  Basic.........................  $  1.96      $ 0.95         --        $  1.69
  Diluted.......................  $  1.91      $ 0.95         --        $  1.65
Weighted average shares
 outstanding:
  (in millions)
  Basic.........................      367          64         (64) (M)
                                                               72  (M)      439
  Diluted.......................      376          64         (64) (M)
                                                               72  (M)      448

   The accompanying notes are in an integral part of the pro forma condensed consolidated financial statements.

                                   Alcoa Inc.

         Unaudited Pro Forma Condensed Consolidated Earnings Statement
                      For the Year Ended December 31, 1998

                (dollars in millions, except per share amounts)

                                Alcoa       Reynolds     Pro Forma
                            Pro Forma (A) Pro Forma (C) Adjustments   Pro Forma
                            ------------- ------------- -----------   ---------
Revenues
 Sales....................    $ 16,766       $ 5,067      $ (173)(G)  $ 21,660
 Other income.............         152            20         --            172
                              --------       -------      ------      --------
                                16,918         5,087        (173)       21,832
Costs and Expenses
 Cost of goods sold.......      12,977         4,097        (173)(G)    16,901
 Selling, general
  administrative and other
  expenses................         917           336         (14)(H)     1,239
 Research and development
  expenses................         131            31         --            162
 Provision for
  depreciation, depletion
  and amortization........         940           252         114 (I)     1,306
 Interest expense.........         262            72         (17)(J)       317
 Special items............         --            480         --            480
                              --------       -------      ------      --------
                                15,227         5,268         (90)       20,405
Earnings
 Income before taxes on
  income, extraordinary
  loss and the cumulative
  effect of accounting
  change..................       1,691          (181)        (83)        1,427
 Provision for taxes on
  income..................         577           (99)        (22)(L)       456
                              --------       -------      ------      --------
 Income from operations...       1,114           (82)        (61)          971
 Minority Interests.......        (238)          --          --           (238)
                              --------       -------      ------      --------
Income before
 extraordinary loss and
 the cumulative effect of
 accounting change........    $    876       $   (82)     $  (61)     $    733
                              ========       =======      ======      ========
Earnings per share--before
 extraordinary loss and
 the cumulative effect of
 accounting change
 Basic....................    $   2.36       $ (1.24)        --       $   1.65
 Diluted..................    $   2.35       $ (1.24)        --       $   1.65
Weighted average shares
 outstanding:
 (in millions)
 Basic....................         370            66         (66)(M)
                                                              72 (M)       442
 Diluted..................         372            66         (66)(M)
                                                              72 (M)       444

     The accompanying notes are an integral part of the pro forma condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(dollars in millions, except per-share amounts)

(A) In July 1998, Alcoa acquired Alumax Inc. for approximately $2.8 billion consisting of cash of approximately $1.5 billion and stock of approximately $1.3 billion. The transaction was accounted for using the purchase method. The following Unaudited Pro Forma Condensed Consolidated Earnings Statement for the year ended December 31, 1998 gives effect to this transaction as if such transaction had occurred on January 1, 1998. Accordingly, the results of Alumax for the first six months of 1998 have been included with the historical 1998 results of Alcoa. Pro forma adjustments have been included as appropriate.

                                   Alcoa Inc.

         Unaudited Pro Forma Condensed Consolidated Earnings Statement
                      For the Year Ended December 31, 1998

                (dollars in millions, except per share amounts)

                               Historical  Historical               Alcoa Pro
                                 Alcoa       Alumax                   Forma
                              December 31,  June 30,   Pro Forma   December 31,
                                  1998        1998    Adjustments      1998
                              ------------ ---------- -----------  ------------
Revenues
 Sales.......................   $15,340      $1,555      $(129)(1)   $16,766
 Other income................       150           2        --            152
                                -------      ------      -----       -------
                                 15,490       1,557       (129)       16,918
Costs and Expenses
 Cost of goods sold..........    11,934       1,172       (129)(1)    12,977
 Selling, general
  administrative and other
  expenses...................       783         170        (36)(2)       917
 Research and development
  expenses...................       128           3        --            131
 Provision for depreciation,
  depletion and
  amortization...............       842          79         22 (3)
                                                            (3)(4)       940
 Interest expense............       198          35         34 (5)
                                                            (5)(6)       262
                                -------      ------      -----       -------
                                 13,885       1,459       (117)       15,227
Earnings
 Income before taxes on
  income.....................     1,605          98        (12)        1,691
 Provision for taxes on
  income.....................       514          51         12 (7)       577
                                -------      ------      -----       -------
 Income from operations......     1,091          47        (24)        1,114
 Minority Interests..........      (238)        --         --           (238)
                                -------      ------      -----       -------
Net Income...................   $   853      $   47      $ (24)      $   876
                                =======      ======      =====       =======
Earnings per share
 Basic.......................   $  2.44      $ 0.87        --        $  2.36
 Diluted.....................   $  2.42      $ 0.85        --        $  2.35
Weighted average shares
 outstanding:
 (in millions)
 Basic.......................       333          55        (55)(8)
                                                            37 (8)       370
 Diluted.....................       335          56        (56)(8)
                                                            37 (8)       372

--------
  (1) Represents the elimination of inter-company sales and purchases between Alcoa and Alumax.

  (2) Represents an adjustment to stock option costs expensed by Alumax but included as part of the purchase price by Alcoa.

  (3) Pro forma adjustments have been included to adjust depreciation expense based on property, plant and equipment fair values and the amortization of goodwill. An average useful life of 25 years was assumed for fixed assets and a 40-year amortization period was assumed for goodwill.

  (4) Represents an adjustment to eliminate the amortization of Alumax pre-operating costs.

  (5) Represents interest expense related to long-term debt issued to finance the acquisition.

  (6) Represents an adjustment to record interest expense based on the fair value of the Alumax financial instruments.

  (7) Represents income taxes related to pro forma adjustments at the statutory rate, and the impact of certain non-deductible costs.

  (8) Represents the conversion of Alumax common stock and the issuance of 37 million shares of Alcoa common stock in connection with the Alumax merger.

(B) Certain reclassifications have been made to the Reynolds historical financial statements to conform to the presentation to be used by Alcoa upon completion of the merger.

(C) On August 10, 1998, Reynolds completed the sale of its North American aluminum beverage can operations to Ball Corporation for $746 million in cash. The Unaudited Pro Forma Condensed Consolidated Earnings Statement for the year ended December 31, 1998, presents the consolidated results of operations of Reynolds assuming that the disposition of the North American Can Operations had occurred as of January 1, 1998. Notes (1) through (5) to the following Reynolds Unaudited Pro Forma Condensed Consolidated Earnings Statement for the year ended December 31, 1998 describe the adjustments made for that presentation.

                            Reynolds Metals Company

         Unaudited Pro Forma Condensed Consolidated Earnings Statement
                      For the Year Ended December 31, 1998

                (dollars in millions, except per share amounts)

                                              Less:
                             Historical  North American    Pro Forma   Reynolds
                              Reynolds  Can Operations(1) Adjustments  Pro Forma
                             ---------- ----------------- -----------  ---------
Revenues
 Sales.....................    $5,839         $ 772          $ --       $5,067
 Other income..............        20           --             --           20
                               ------         -----          -----      ------
                                5,859           772            --        5,087
Costs and Expenses
 Cost of products sold.....     4,774          (677)           --        4,097
 Selling, general
  administrative and other
  expenses.................       347           (11)           --          336
 Research and development
  expenses.................        31           --             --           31
 Provision for
  depreciation, depletion
  and amortization.........       252           --             --          252
 Interest expense..........       114           --             (42)(2)      72
 Special items.............       144           --             336 (3)     480
                               ------         -----          -----      ------
                                5,662          (688)           294       5,268
Earnings
 Income before taxes on
  income, extraordinary
  loss and cumulative
  effect of accounting
  change...................       197           (84)          (294)       (181)
 Provision for taxes on
  income (credit)..........        45           (32)          (112)(4)     (99)
                               ------         -----          -----      ------
Income Before Extraordinary
 Loss and Cumulative Effect
 of Accounting Change......    $  152         $ (52)         $(182)     $  (82)
                               ======         =====          =====      ======
Earnings per share before
 extraordinary loss and
 cumulative effect of
 accounting change
 Basic:....................    $ 2.18           --             --       $(1.24)
 Diluted:..................    $ 2.18           --             --       $(1.24)
Weighted average shares
 outstanding
  (in millions)
 Basic:....................        70           --              (4)(5)      66
 Diluted:..................        70           --              (4)(5)      66

   The accompanying notes to unaudited pro forma financial information are an integral part of these statements.

--------
  (1) The amounts included in the North American Can Operations column on the income statement reflects the direct activity of the operations from January 1, 1998 through August 10, 1998, the date of their disposition. Depreciation expense was not included in the operations' expenses for the year 1998. In 1998, the operations were accounted for as an asset held for sale and, as required by current accounting rules, depreciation was stopped. Pretax income has been tax effected at Reynolds' statutory rate (38%).

  (2) This pro forma adjustment represents the estimated reduction in interest expense as a result of long-term debt being reduced by $470 million. Interest expense was calculated using the weighted average interest rate (approximately 9%) on the long-term debt expected to be extinguished.

  (3) This pro forma adjustment eliminates the gain realized on the disposition.

  (4) Pretax income has been tax effected at Reynolds' statutory rate (38%).

  (5) The shares used for pro forma earnings per share reflect $208 million of proceeds being used to repurchase approximately 3,690,000 shares of Reynolds common stock.

(D) It has been assumed that all Reynolds employee stock options were exercised for Reynolds shares before the merger. The cash received from the exercise was assumed to be utilized to reduce short-term debt. In addition, the appropriate tax benefit has been recorded as a credit to equity. The following details the exercise of the Reynolds employee stock options:

                                                         September 30, 1999
                                                         ------------------
Stock options outstanding...............................     5,067,925
Weighted average exercise price per share...............        $56.49
Cash received upon exercise of stock options at the
 weighted average exercise price........................           286 million
Tax benefit related to stock option exercise............            25 million

   Total Reynolds shares outstanding after the exercise of stock options is as follows:

                                                             September 30, 1999
                                                             ------------------
Number of Reynolds shares issued and outstanding (including
 deferred awards)..........................................      63,224,978
Number of Reynolds shares issued upon exercise of
 outstanding Reynolds stock options........................       5,067,925
                                                                 ----------
                                                                 68,292,903
                                                                 ==========

(E) The Reynolds acquisition is to be accounted for as a purchase business combination. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not include any adjustments related to Reynolds severance arrangements, restructuring costs or recurring benefits from synergies. Alcoa and Reynolds are currently awaiting approval for the merger transaction from various government authorities. Therefore, at the present time, the amount of information that the two companies can share is limited. Reynolds has certain severance plans, agreements and policies applicable to its executive management and salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the completion of the merger. The maximum amount payable under such arrangements is in the range of $200 to $225 million. The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. In addition, Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, for the reasons noted above, these studies cannot be completed. Based on these facts, an estimate of the potential benefit from synergies or the amount of restructuring costs is not yet available. However, it is possible that the amounts involved related to the effects of restructuring could have a material impact on the purchase price allocation. The purchase price includes an adjustment for deferred income taxes representing the difference between the assigned values and the tax basis of the assets and liabilities acquired. The purchase price, including acquisition costs, has been allocated as follows:

                                                         September 30, 1999
                                                         --------------------
Purchase price:
Acquisition of outstanding shares of common stock (see
 note E)................................................            $   4,821
Acquisition expenses incurred by Alcoa..................                   35
Less: Cash received from the exercise of outstanding
 Reynolds stock options................................. $    (286)
   Tax benefit from the exercise of outstanding Reynolds
         stock options..................................       (25)
   Book value of net assets acquired....................    (2,094)    (2,405)
                                                         ---------  ---------
Increase in basis.......................................            $   2,451
                                                                    =========
Allocation of increase in basis:
Increase in inventory value to convert LIFO to fair
 value..................................................            $     259
Increase in the fair value of property, plant and
 equipment..............................................                2,319
Adjust pension and postretirement accruals..............                 (127)
Increase in goodwill....................................                  858
Increase in deferred tax liabilities--long-term.........                 (858)
                                                                    ---------
                                                                      $ 2,451
                                                                    =========

The purchase price allocation is preliminary and further refinements may be made based on the completion of final valuation studies.

(F) Represents the issuance of Alcoa common stock for all of the common stock of Reynolds at an exchange ratio of 1.06 shares of Alcoa common stock per share of Reynolds common stock. In accordance with generally accepted accounting principles, the value of Alcoa stock to be issued was determined based on the market price of such Alcoa common stock over a reasonable period of time before and after August 18, 1999, the date the merger agreement was executed. This resulted in a value of $66.60 per share of Alcoa stock. Based on these facts, a value of $70.60 was ascribed to each share of Reynolds common stock. Therefore, the acquisition of 68,292,903 shares of Reynolds common stock at a value of $70.60 totaled $4.821 billion.

   The following details the issuance of common stock in connection with the merger agreement.

                                                            September 30, 1999
                                                            ------------------
      Total stock acquisition price paid in shares of
       Alcoa common stock.................................        $4,821
      Par value of Alcoa common stock issued at $66.60....           (72)
                                                                  ------
      Additional capital..................................        $4,749
                                                                  ======

(G) Represents the elimination of inter-company sales and purchases between Alcoa and Reynolds.
(H) Represents lower pension and OPEB expenses as a result of recording a pro forma adjustment to record unrecognized actuarial losses and unrecognized prior service costs. See note D.
(I) Pro forma adjustments have been included to adjust depreciation expense based on property, plant and equipment fair values and the amortization of goodwill. An average useful life of 25 years was assumed for fixed assets and a 40-year amortization period was assumed for goodwill.
(J) Cash received from the exercise of Reynolds employee stock options was assumed to be used to reduce short-term debt. This adjustment reflects the lower interest expense that would be recognized as a result of this reduction in debt.
(K) Represents the elimination of merger-related costs from the pro forma statement of income.
(L) Represents income taxes related to pro forma adjustments at the statutory rate and the impact of certain non-deductible costs.
(M) Represents the conversion of Reynolds common stock and the issuance of 72 million shares of Alcoa common stock in connection with the merger.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER
Severance Agreements

   Reynolds has entered into severance agreements with certain key executives, including each of its executive officers. If, within three years of a change in control of Reynolds, Reynolds terminates the executive's employment without cause or the executive terminates his own employment for good reason, the executive will be entitled to the following:

  . the product of (1) the executive's annual base salary at the time of termination or, if higher, at the time of the change in control plus the highest cash target bonus opportunity established for the executive for 1998 or any future year, times (2) the lesser of 3 and the number of years pro-rated for the number of full months until the executive's 65th birthday;

  . a cash payment equal to the excess of the pension the executive would have received if he were fully vested and had three additional years of service over the pension the executive is entitled to at the date of termination; and

  . waiver of any premium required for retiree health benefits.

   The executive will also be entitled to continued medical, life and disability benefits for three years following termination, and the executive will be transferred ownership of the executive's company car effective as of the date of termination. In addition, the executive will be entitled to a reimbursement for any applicable excise tax liability for excess parachute payments to the executive. The executive will also be entitled to a reimbursement for all costs and expenses incurred as a result of any claim or proceeding relating to the severance agreement.

   The severance agreements also require the executive to make himself available for consultation for no more than five days or 30 hours per month for three years following termination.

   The proposed merger would constitute a change in control of Reynolds for purposes of the severance agreements. Accordingly, the cash amounts Messrs. J.J. Sheehan, R.N. Reynolds, T.P. Christino, W.E. Leahey and P. Ratki and the remaining 15 executive officers as a group would receive if their employment were terminated by Reynolds without cause or by the executive for good reason immediately following the proposed merger, including the estimated payment for excise taxes, are $8,841,962, $3,817,369, $2,897,325, $2,862,047, $2,710,009,
and $27,924,739, respectively, based on a price of Reynolds common stock of $70.89 per share and assuming the merger occurred on January 1, 2000 and all executive officers were terminated without cause as of such date.

Reynolds Nonqualified Stock Option Plans

   Reynolds Nonqualified Stock Option Plans provide for the granting of stock options to assist Reynolds in attracting and retaining key employees by providing them with additional incentive to contribute to Reynolds' growth and success and to align key employees' interests with those of stockholders. Options normally become exercisable one year after they are granted and may be forfeited upon termination of employment except for reasons of death, disability or retirement. Upon a change in control of Reynolds, all options already granted under the Nonqualified Stock Option Plans would become immediately exercisable. Options would also remain exercisable in accordance with their terms for any option holder whose employment was actually or constructively terminated by Reynolds other than for cause within three years after the change in control or, in the case of parties to executive severance agreements, upon the executive's decision to terminate his or her employment for good reason. The proposed merger would constitute a change in control of Reynolds for these purposes.

   Messrs. Sheehan, Reynolds, Christino, Leahey and Ratki hold 80,000, 30,000, 19,000, 19,000 and 19,000 options, respectively, that will become immediately exercisable as a result of the merger. All other executive officers as group hold 127,200 options that will become immediately exercisable as a result of the merger.

   As more fully described below in "The Merger Agreement--Stock Options," each outstanding option will become an economically equivalent option to purchase Alcoa common stock upon completion of the merger.

Reynolds Restricted Stock Plan for Outside Directors

   Under the Restricted Stock Plan for Outside Directors, Reynolds makes one-time grants of 1,000 shares of restricted common stock to each non-employee director sixty days after such director is initially elected to the Reynolds Board. The restrictions on these shares expire as to 200 shares on the April 1 immediately following the date of grant (or, if later, the six-month anniversary of the date they were granted). The restrictions expire as to an additional 200 shares on each successive April 1. By the fifth April 1 following the date of grant, restrictions on all 1,000 shares will have expired, assuming continued service by the non-employee director throughout the period. Upon a change in control of Reynolds, restrictions on 200 shares will lapse immediately. The proposed merger would constitute a change in control of Reynolds for these purposes. As a result, if the merger is completed before April 1, 2000, 200 shares of restricted stock that otherwise would not have vested unless they remained as directors until April 1, 2000 will vest for each of Mr. W.H. Joyce, Ms. M.B. Mangum, Mr. D.L. Moore and Mr. S.C. Scott and any remaining shares that had not vested would be forfeited.

Reynolds Long-Term Performance Share Plan

   Under the Long-Term Performance Share Plan, executive officers and other key employees are granted performance share units for a designated cycle, which will be earned if the performance goals established for that cycle have been met. Half of the award will be payable in cash; the other half will be in the form of phantom stock, which will not be paid out until the year following termination of employment. The phantom stock accounts are credited with dividend equivalents based on the dividends that would have been paid if the phantom stock had actually been issued and outstanding. Participants may voluntarily defer receipt of up to 85% of the cash portion payable with respect to a performance cycle. The plan also contains mandatory deferral provisions applicable to those participants who are reasonably likely to be subject to the
Section 162(m) deductibility limitations. Upon a change in control, awards for the current performance periods will be paid in cash, as if the change in control date were the end of the performance cycle, except that pro rata awards will be paid if the performance cycle has been in effect for less than one year, and all deferred awards will also be paid immediately following the change in control. Plan participants will also be made whole on an after-tax basis for any excise tax liability that results from change in control payments under this plan. Pursuant to these provisions, the following executives would receive the following lump sum cash payments (including the estimated amount for excise taxes): Mr. Sheehan, $3,845,459, Mr. Reynolds, $1,160,215, Mr. Leahey, $1,009,553, Mr. Christino, $1,005,953 and Mr. Ratki, $1,002,748 and the
remaining 15 executive officers as a group would receive lump-sum cash payments of approximately $6,066,747, assuming a change in control occurs on January 1, 2000 and a price of Reynolds common stock of $70.89 per share.

Reynolds Deferral Plans

   All deferred amounts under the Salary Deferral Plan for Executives, New Management Incentive Deferral Plan, Management Incentive Deferral Plan, Benefit Restoration Plan for Savings and Investment Plan, Stock Plan for Outside Directors and Deferred Compensation Plan for Outside Directors will automatically be paid to participants following a change in control.

Reynolds Grantor Trust

   The Reynolds Metals Company Grantor Trust Agreement requires Reynolds, within 30 days after a change in control or a potential change in control, to contribute to the trust assets to fund the benefits payable under the Benefit Restoration Plan for New Retirement Program, the Supplemental Death Benefit Plan for Officers, and the individual supplemental retirement benefit agreements with W. O. Bourke and W.S. Leonhardt, each a former director and executive officer of Reynolds. These amounts would be returned to Reynolds if a change in control did not occur within one year of a potential change in control. The term "potential change in control" generally means the good faith determination by the Chief Executive Officer and the Chief Financial Officer that a change in control is reasonably likely to occur in the next thirty days. The proposed merger would constitute a change in control of Reynolds and it is expected that the trust would be funded before completion of the merger.

Indemnification and Insurance

   The merger agreement requires Alcoa to continue to provide officers and directors of Reynolds with liability insurance arrangements that are at least comparable to those in effect at the time the merger agreement was signed. Alcoa will not be required to expend in any one year more than the annual premiums currently paid by Reynolds. If the annual premiums of such insurance coverage exceed this limit, Alcoa only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Alcoa is entitled to meet these obligations by covering the relevant persons under its own insurance policies. The merger agreement also requires Alcoa to indemnify officers and directors of Reynolds to the fullest extent permitted by applicable law, and to the same extent that they were indemnified while working on behalf of Reynolds, for a period of six years following the merger. See "The Merger Agreement--Indemnification; Directors' and Officers' Insurance."

                              THE MERGER AGREEMENT

   We believe this summary describes the material terms of the merger agreement. However, we recommend that you read carefully the complete agreement for the precise legal terms of the merger agreement and other information that may be important to you. The merger agreement is included in this proxy statement and prospectus as Annex A.

Form of Merger

   If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, RLM Acquisition Corp., a wholly owned subsidiary of Alcoa, will merge with and into Reynolds, and Reynolds will become a wholly owned subsidiary of Alcoa. The merger will become effective when the certificate of merger is filed with the Delaware Secretary of State. If Alcoa so desires and Reynolds consents, the surviving corporation may be merged with and into Alcoa after the effective time of the merger instead of remaining wholly-owned by Alcoa.

Consideration to be Received in the Merger

   At the time the merger becomes effective, each share of Reynolds common stock will be converted into 1.06 shares of Alcoa common stock. However, no fractional shares of Alcoa common stock will be issued. For treatment of fractional share interests see "--Exchange Agent; Procedures for Exchange of Certificates--Fractional Shares," below.

Exchange Agent; Procedures for Exchange of Certificates

   Exchange Agent. Alcoa has appointed ChaseMellon Shareholder Services, L.L.C. to be the exchange agent under the merger agreement. The exchange agent will accept certificates representing shares of Reynolds common stock and arrange for creation of a book entry account with First Chicago Trust Company of New York, Alcoa's transfer agent, reflecting your holdings of Alcoa common stock. You will also be able to elect to obtain a physical certificate evidencing your shares of Alcoa common stock at no extra charge. When the merger becomes effective, Alcoa will deposit with the exchange agent the number of whole shares of Alcoa common stock issuable pursuant to the merger agreement in exchange for outstanding shares of Reynolds common stock. Soon after the completion of the merger, the exchange agent will send a letter to each person who was a Reynolds stockholder at the time the merger became effective. The letter will contain instructions on how to surrender Reynolds stock certificates to the exchange agent and receive shares of Alcoa common stock.

   Dividends. Holders of Reynolds common stock will not be entitled to receive any dividends or other distributions payable by Alcoa until they exchange their Reynolds stock certificates for shares of Alcoa common stock. After they deliver their Reynolds stock certificates to the exchange agent, those stockholders will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

   Fractional Shares. No fractional shares of Alcoa common stock will be issued upon the surrender of certificates representing shares of Reynolds common stock. No dividend or other distribution of Alcoa will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Alcoa.

   Holders of Reynolds common stock otherwise entitled to fractional shares of Alcoa common stock will receive a cash payment instead of such fractional shares. Following the effective time of the merger, the exchange agent will determine the excess of the number of whole shares of Alcoa common stock delivered to the exchange agent by Alcoa for distribution to Reynolds stockholders over the aggregate number of whole shares of Alcoa common stock to be distributed to Reynolds stockholders. The exchange agent will then, on behalf of the former stockholders of Reynolds, sell the excess shares at then prevailing prices on the New York

Stock Exchange, in the manner provided in the merger agreement, and make the proceeds available to holders of Reynolds common stock otherwise entitled to fractional shares in accordance with the terms of the merger agreement.

   Antidilution Adjustments. If, before the merger becomes effective, Alcoa makes certain changes to the number of outstanding shares of Alcoa common stock or to the number of outstanding securities which are convertible into or exercisable for shares of Alcoa common stock, Alcoa will adjust the merger consideration accordingly. An adjustment will be made if Alcoa makes such a change as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, stock repurchase other than in the ordinary course of business, or other similar transaction, or if Alcoa declares or pays any dividend or distribution other than any regular quarterly cash dividends.

Representations and Warranties in the Merger Agreement

   In the merger agreement Reynolds and Alcoa make representations and warranties to each other about their respective companies with respect to, among other things:

  . their organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

  . their capitalization;

  . their authorization, execution, delivery and performance and the enforceability of the merger agreement and related matters;

  . the absence of defaults or violations under their certificates of incorporation and bylaws and certain other agreements and laws as a result of the contemplated transactions;

  . filings with the Securities and Exchange Commission and the accuracy and completeness of the information contained in such filings;

  . the absence of undisclosed material liabilities required to be disclosed under generally accepted accounting principles;

  . the absence of undisclosed material violations of laws or government orders;

  . environmental matters;

  . the absence of certain material changes in their respective businesses since the date of each company's last quarterly report on Form 10-Q;

  . this proxy statement and prospectus and the registration statement to be filed in connection with the issuance of Alcoa common stock in the merger, and the accuracy of the information contained herein and therein;

  . tax matters; and

  . the receipt of fairness opinions from each company's financial advisors.

   In addition, Reynolds makes representations and warranties in the merger agreement with respect to:

  . employee benefit matters;

  . required stockholder approval with respect to the merger; and

  . amendment of its shareholder rights plan so that the shareholder rights plan will not apply to the merger.

   Alcoa also makes additional representations and warranties in the merger agreement with respect to:

  . its ownership of Reynolds shares, and

  . no vote of Alcoa stockholders being required for the merger.

   All representations and warranties of Reynolds and Alcoa expire at the time the merger becomes effective.

Covenants in the Merger Agreement

   Conduct of Business by Reynolds.

   Reynolds has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not, subject to certain exceptions, take certain actions without the consent of Alcoa, unless such actions are expressly permitted by the merger agreement or are contemplated in either the capital budget or the operating budget of Reynolds, and except for certain pending transactions. Subject to certain exceptions, Reynolds has agreed to the following with respect to itself and, where applicable, its subsidiaries:

  . Conduct of Operations. To conduct its operations according to their ordinary and usual course of business.

  . Preserve Organizations. To use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its current officers and other key employees, and preserve its business relationships.

  . Notice of Certain Events. To notify Alcoa of any emergency in its business or the operation of its properties which would have a material adverse effect on Reynolds and its subsidiaries taken as a whole.

  . Dividends and Distributions. Not to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock other than regular quarterly cash dividends.

  . Amendments to Plans. Not to enter into or amend any severance arrangement or employee benefit plan or increase the compensation or benefits of its officers or employees, except as contemplated by existing contracts, plans or policies or in the ordinary course of business. Changes in the ordinary course of business are permitted only with respect to Reynolds employees who are not officers, except for changes relating to annual bonuses and other incentive awards.

  . Business Combinations; Assets. Not to enter into any business combinations or acquisitions or dispositions of material amounts of assets or securities, except with respect to Reynolds' continuing restructuring plan and certain other specified transactions and except for a transaction described under "--Solicitation of Alternative Takeover Proposals," below.

  . Governing Documents. Not to propose or adopt any amendments to corporate charters or bylaws.

  . Issuance of Capital Stock. Not to issue or authorize the issuance of any shares of capital stock of any class, except upon the exercise of stock options which were outstanding on the date of the merger agreement or which were granted under existing stock plans in the ordinary course of business consistent with past practice or pursuant to formula awards.

  . Changes to Capital Stock. Not to reclassify, combine, split, purchase or redeem any shares of capital stock or purchase or redeem any rights, warrants or options to acquire any such shares.

  . Indebtedness. Not to incur, assume or prepay any indebtedness or other material liabilities or issue any debt securities, other than as may be needed in connection with Reynolds' capital or operating budget or to manage cash flow, not to become liable for the obligations of any other person or entity except for its subsidiaries, and not to forgive any loans or make any investments outside the ordinary course of business or pursuant to existing obligations.

  . Properties and Assets. Not to sell, lease, license or otherwise subject to any lien or otherwise dispose of any properties or assets (including securitizations) other than in the ordinary course of business or under certain other circumstances, not to modify or terminate any material contracts or waive any material rights outside the ordinary course of business, and not to alter its insurance coverage outside the ordinary course of business.

  . Accounting Methods. Not to change accounting methods unless required by generally accepted accounting principles.

  . Agree to Take Actions. Not to take or agree to take any of the foregoing actions or take any action which would make any of its representations or warranties in the merger agreement untrue or incorrect, or result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

   Alcoa's Interim Operations.

   Alcoa has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not take certain actions without the consent of Reynolds. Alcoa will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course consistent with past practice. Alcoa will preserve intact its current business organization, keep the services of key officers and employees available, maintain all material licenses and authorizations in effect, and preserve its material business relationships. Alcoa has also agreed to the following with respect to itself and, where applicable, its subsidiaries:

  . Governing Documents. Not to amend Alcoa's articles of incorporation or bylaws.

  . Changes to Common Stock. Not to amend any material terms of Alcoa's common stock, or split, combine, subdivide or reclassify any shares of Alcoa's common stock.

  . Dividends and Distributions. Not to declare or pay any dividend or other distribution with respect to Alcoa's common stock except for regular quarterly cash dividends, regular dividends on any preferred stock, and dividends paid by subsidiaries to Alcoa or to other subsidiaries.

  . Merger. Not to take any action that might prevent or delay the proposed merger.

  . Accounting Methods. Not to change its accounting methods unless required by generally accepted accounting principles, and not to change its fiscal year.

  . New Lines of Business. Not to enter into any material new line of business that is not strategically related to its current business or operations.

  . Indebtedness. Not to incur indebtedness outside the ordinary course of business or for acquisitions unless Alcoa reasonably believes such incurrence is not likely to result in Alcoa's debt being downgraded to below investment grade.

  . Business Combinations; Assets. Not to enter into any business combination unless the former shareholders of Alcoa will hold a majority interest in the surviving corporation, and not to dispose of more than 25% of the voting securities of Alcoa or any significant subsidiary or of more than 15% of the assets of Alcoa and its subsidiaries, taken as a whole.

  . Agree to Take Actions. Not to agree or commit to any of the foregoing or take any action which would make any of its representations or warranties in the merger agreement inaccurate in any material respect.

   Investigation. Reynolds has agreed, subject to legal and contractual restrictions, until the merger becomes effective or the merger agreement is terminated, to afford Alcoa's representatives reasonable access to its properties, offices, employees, contracts, commitments, books and records and any documents filed or received by Reynolds pursuant to applicable securities laws, and to furnish to Alcoa any additional information about its businesses and properties as Alcoa may reasonably request. However, Reynolds will not be required to disclose competitively sensitive information. Alcoa will only use information it obtains for purposes related to the proposed merger, and will keep such information confidential, unless Reynolds agrees otherwise or unless the information was already known to Alcoa or was acquired elsewhere.

   Alcoa will afford Reynolds' representatives reasonable access to its officers and accountants to the extent reasonably necessary in connection with preparing this proxy statement.

   Stockholder Approvals and Other Cooperation.

   Reynolds has agreed to call the special meeting of its stockholders as soon as possible, to prepare and file with the Securities and Exchange Commission, as promptly as practicable, this document, and, subject to fiduciary duties, to include in the proxy statement the recommendation of the Reynolds Board to stockholders that they approve the merger and the merger agreement. If the merger agreement is not terminated in accordance with its terms, Reynolds is required to hold the special meeting of its stockholders even if the Reynolds Board changes its recommendation with respect to the proposed merger with Alcoa.

   Alcoa has agreed to prepare and file the registration statement and use its reasonable best efforts to have the registration statement declared effective by the Securities and Exchange Commission as promptly as practicable, to cause this proxy statement and prospectus to be mailed to the Reynolds stockholders as promptly as practicable after the registration statement is declared effective, to take all actions required under state blue sky or securities laws in connection with the issuance of shares of Alcoa common stock in the merger, and to use its best efforts to cause the shares of Alcoa common stock to be issued in the merger to be approved for listing on the NYSE, subject only to official notice of issuance.

   Both parties have agreed to cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions and to grant such approvals and take such actions as are reasonably necessary to eliminate or minimize the effects of any anti-takeover statutes or regulations which may become applicable to the merger.

   In addition, the merger agreement contains general covenants requiring Alcoa and Reynolds to cooperate with each other and to take all actions necessary, proper or advisable to consummate the contemplated transaction. Such actions would include defending through litigation any antitrust, trade regulation or competition claim brought by any U.S. or foreign governmental entity that would prevent or delay the merger and divesting themselves of plants, assets, or businesses, if necessary. However, Alcoa will not be required to make any such divestitures with respect to any plants, assets or businesses that constitute more than 2 1/2% of the combined sales of Alcoa and Reynolds in fiscal year 1998. Any such action by Reynolds will be conditioned on completion of the merger.

   Tax Matters. Both parties will use all reasonable efforts to cause the merger to qualify as a reorganization under the Internal Revenue Code.

   Public Announcements. Alcoa and Reynolds agree not to make any public announcements with respect to the merger agreement and the transactions contemplated thereby without first getting each other's approval.

Solicitation of Alternative Takeover Proposals

   For a period of 30 days from the date of the merger agreement, the merger agreement permitted Reynolds to solicit a transaction with a third party. Since this 30-day period has expired, neither Reynolds, its subsidiaries, nor any of their respective directors, officers, employees or representatives may, directly or indirectly:

  . initiate, solicit or encourage (whether by furnishing information or otherwise) any inquiries or the making of any proposal which constitutes an acquisition proposal (as defined below), or

  . participate in any discussions or negotiations or provide any confidential information regarding any acquisition proposal.

   However, the above provisions will not prevent Reynolds from:

  . complying with Rule 14e-2 under the Exchange Act (which requires a company to disclose to its stockholders its position in response to a tender offer by a third party);

  . engaging in discussions or negotiations or providing information to a third party who makes an unsolicited bona fide written acquisition proposal, so long as the Reynolds Board concludes in good faith, after consulting with its outside legal counsel and its financial advisor, that the acquisition proposal is reasonably capable of being completed and would result in a transaction more favorable to Reynolds' stockholders than the proposed merger between Alcoa and Reynolds; or

  . recommending such an unsolicited bona fide written acquisition proposal to its stockholders.

   None of the foregoing provisions, however, will relieve the Reynolds Board of its obligation to submit the merger agreement to the vote of Reynolds' stockholders at the special meeting.

   An acquisition proposal means any proposal or offer with respect to any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Reynolds or any of its subsidiaries or any purchase or sale of 20% or more of the consolidated assets of Reynolds or any of its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, 20% or more of its equity securities.

   After the 30-day solicitation period expired, Reynolds terminated activities relating to solicitation of third party acquisition proposals. Reynolds is required to notify Alcoa within 24 hours of any inquiry, proposal, offer, request for information, discussion or negotiation relating to a competing acquisition proposal. Reynolds must inform Alcoa of the identity of the party making such an inquiry, proposal, offer or request and of the substance and status thereof.

Stock Options

   At the time the merger becomes effective, each outstanding option to purchase Reynolds common stock under employee incentive or benefit plans will be converted into an option to acquire the number of shares of Alcoa common stock equal to the number of shares of Reynolds common stock which could have been obtained upon the exercise of the option immediately before the time the merger becomes effective multiplied by 1.06. The exercise price will be adjusted to equal the exercise price for such option immediately before the time the merger becomes effective divided by 1.06. Alcoa will assume the obligations of Reynolds under the Reynolds option plans and the other terms of such options will continue to apply in accordance with the terms of the plans under which they were issued, including any provisions for acceleration.

   Alcoa will reserve for issuance and delivery a sufficient number of shares of Alcoa common stock for delivery upon the exercise of any Reynolds stock options and if necessary will file and keep effective a registration statement with respect to such Alcoa common stock.

   Alcoa and Reynolds have agreed that they will take all necessary actions to ensure that any disposition of Reynolds securities or acquisition of Alcoa securities by Reynolds officers and directors in connection with the merger will be exempt from short-swing profit liability under the federal securities laws.

Benefits Matters

   Until at least December 31, 2001, Alcoa will maintain employee benefit plans, programs and arrangements for Reynolds' employees and retirees that are no less favorable than those in effect immediately before the merger.

   Specifically, Alcoa has agreed that it will

  . waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare benefit plan Reynolds employees may be eligible for after completion of the merger, except for limitations and waiting periods which were in effect for such employees under welfare benefit plans of Reynolds;

  . provide Reynolds employees with credit for any co-payments and deductibles paid before completion of the merger; and

  . generally, give Reynolds' employees credit for service with Reynolds prior to the completion of the merger under such benefit plans, programs and arrangements and severance plans.

Indemnification; Directors' and Officers' Insurance

   Alcoa has agreed to continue to indemnify present or former directors or officers of Reynolds and its subsidiaries to the same extent as they were indemnified under the charter, bylaws or other organizational documents, agreements or policies of Reynolds or such subsidiary on the date of the merger agreement.

   Alcoa has also agreed that, for six years from the time the merger becomes effective, it will maintain in effect Reynolds' current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Alcoa will not be required to expend in any one year more than the annual premiums currently paid by Reynolds for such insurance. If the annual premiums of such insurance coverage exceed this amount, Alcoa only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Alcoa may meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

Conditions Precedent to the Merger

   The merger agreement contains certain conditions to the parties' obligations to complete the merger. The parties will not be obligated to complete the merger unless at or before the time the merger becomes effective:

  . Stockholder Approval. The approval of the Reynolds stockholders has been obtained.

  . Legality. No law or government order prohibits the consummation of the merger substantially on the terms contemplated by the merger agreement.

  . Hart-Scott-Rodino Act. Any waiting period under the Hart-Scott-Rodino Act has expired or been terminated.

  . New York Stock Exchange Listing. The shares of Alcoa common stock issuable in the merger have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

  . Registration Statement. The registration statement relating to this proxy statement and prospectus is effective, and no stop order suspending effectiveness is in effect.

   Alcoa will not be obligated to complete the merger unless:

  . Tax Opinion. Alcoa has received an opinion of Skadden, Arps, Slate,
    Meagher & Flom LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Reynolds stockholders approve the merger proposal unless further stockholder approval is obtained with appropriate disclosure.

  . Representations and Warranties. The representations and warranties of Reynolds contained in the merger agreement are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), except where the failure of the representations and warranties to be true and correct would not have a material adverse effect on Reynolds and its subsidiaries, taken as a whole.

  . Agreements and Covenants. Reynolds has performed and complied in all material respects with all agreements, obligations and conditions required by the merger agreement before the time the merger becomes effective.

  . Certificate. Reynolds has delivered to Alcoa a certificate of an officer evidencing compliance with the two preceding clauses.

   Reynolds will not be obligated to complete the merger unless:

  . Tax Opinion. Reynolds has received an opinion of Wachtell, Lipton, Rosen
    & Katz to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Reynolds stockholders approve the merger proposal unless further stockholder approval is obtained with appropriate disclosure.

  . Representations and Warranties. The representations and warranties of Alcoa contained in the merger agreement are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), except where the failure of the representations and warranties to be true and correct would not have a material adverse effect on Alcoa and its subsidiaries, taken as a whole.

  . Agreements and Covenants. Alcoa has performed and complied in all material respects with all agreements, obligations and conditions required by the merger agreement before the time the merger becomes effective.

  . Certificate. Alcoa and RLM Acquisition Corp. have delivered to Reynolds certificates of their respective officers evidencing compliance with the two preceding clauses.

Termination

   The merger agreement may be terminated at any time before the time the merger becomes effective, in any of the following circumstances:

  . By mutual written consent of Reynolds and Alcoa.

  . By either Alcoa or Reynolds if the merger has not become effective by August 30, 2000. If on August 30, 2000 the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated or any injunction or other order prohibits consummation of the merger, then such date will be extended to February 28, 2001. A party cannot terminate under this clause if such party's failure to fulfill its obligations under the merger agreement is responsible for the failure to complete the merger on or before the deadline date.

  . By either Alcoa or Reynolds if a statute, rule, regulation or executive order has been enacted, entered, promulgated or enforced prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement.

  . By either Alcoa or Reynolds if a final and non-appealable order, decree, ruling or injunction has been entered permanently prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement, if the terminating party has used its reasonable best efforts to remove such order, decree, ruling or injunction, including by defending the merger through litigation or making divestitures, provided, however, that Alcoa is only required to agree to hold separate or divest any businesses, product lines or assets that together accounted for not more than 2 1/2% of the combined sales of Reynolds and Alcoa in fiscal year 1998. Any such action by Reynolds will be conditioned on completion of the merger.

  . By either Alcoa or Reynolds if Reynolds holds the special meeting and the Reynolds stockholders vote against approval of the merger agreement and the merger.

  . By Reynolds in order to accept what its Board of Directors has concluded in good faith, after consulting with its advisors, is a superior acquisition proposal, so long as Reynolds complies with the covenants described under "--Solicitation of Alternative Takeover Proposals" above and, among other things, provides Alcoa with notice of such superior proposal, and Alcoa does not make a more favorable offer within three days of receiving such notice.

Termination Fees

   Reynolds will pay Alcoa a termination fee of $100 million if:

  . Reynolds terminates the merger agreement to accept a superior acquisition proposal, as described under "--Termination" above, or

  . a third party publicly announces an acquisition proposal and after such announcement the merger agreement is terminated because Reynolds' stockholders vote against approval of the merger agreement and the merger, and, within twelve months of termination, Reynolds consummates such acquisition proposal.

   The merger agreement also provides that if Reynolds fails to pay any termination fee which a court determines to be due, Reynolds must pay the costs and expenses of any action Alcoa takes to collect payment, together with interest on the termination fee.

Costs and Expenses

   Reynolds and Alcoa will pay their own costs and expenses in connection with the merger agreement and the contemplated transactions.

Amendment

   At any time before the time the merger becomes effective, the parties may amend or supplement any of the terms of the merger agreement in writing, except that following approval by the Reynolds stockholders, the parties may not change the consideration Reynolds stockholders will receive or make any other change requiring stockholder approval without obtaining such approval.

Waiver

   At any time before the merger becomes effective, any party may, in writing:

  . extend the time for the performance of any of the obligations or other acts of any other party;

  . waive any inaccuracies in the representations and warranties of any other party; or

  . subject to obtaining stockholder approval if necessary as discussed under "--Amendment" above, waive compliance with any of the agreements or conditions of any other party contained in the merger agreement.

                       OWNERSHIP OF REYNOLDS COMMON STOCK

   Beneficial Ownership of Directors and Management of Reynolds

   The following table sets forth the beneficial ownership of Reynolds common stock as of December 27, 1999, by (a) each current director, (b) the five most highly compensated executive officers of Reynolds in 1998 (the "Named Executive Officers"), and (c) all directors and executive officers as a group.

                           Amount and Nature of Beneficial Ownership (Number of Shares)
                          --------------------------------------------------------------
                          Sole Voting Shared Voting
                            and/or       and/or                            Additional
                          Investment   Investment             Percent of  Common Stock
                           Power (1)    Power (2)   Total (3) Class (4)  Equivalents (5)
                          ----------- ------------- --------- ---------- ---------------
Directors:
(* also a Named
 Executive Officer)
  Patricia C. Barron....       1,536         --         1,536    --           1,400
  John R. Hall..........       4,200         --         4,200    --          10,036
  Robert L. Hintz.......       1,500         --         1,500    --           4,349
  William H. Joyce......       3,514         --         3,514    --           6,068
  Mylle Bell Mangum.....       1,579         --         1,579    --           1,143
  D. Larry Moore........       1,608         --         1,608    --           1,938
  Randolph N.
   Reynolds*............     254,435      51,779      306,214    0.5%         1,107
  James M. Ringler......       1,120         --         1,120    --           5,564
  Sam Scott.............       2,000         --         2,000    --           1,026
  Jeremiah J. Sheehan*..     288,661       1,229      289,890    0.5%        20,974
  Joe B. Wyatt..........       1,500         --         1,500    --           2,624
Named Executive
 Officers:
  Thomas P. Christino...      54,971       5,170       60,141    0.1%         3,637
  William E. Leahey,
   Jr...................      55,200       2,643       57,843    0.1%         6,457
  Paul Ratki............      59,481       2,665       62,146    0.1%         3,550
All Directors and
 Executive Officers as a
 group (29 persons):....   1,421,331     532,253    1,953,584    3.0%        78,825

--------
(1) Reported in this column are shares of Reynolds common stock held of record individually or held in the name of a bank, broker or nominee for the person's account and other shares with respect to which directors and executive officers (or their spouses, minor children or other relatives who share their home) have sole voting and/or investment power, including shares held as sole trustee or custodian for the benefit of others.
   Also included in this column are the following shares of Reynolds common stock which may be acquired within 60 days after December 27, 1999 under Reynolds' 1987, 1992 and 1996 Nonqualified Stock Option Plans: J.J. Sheehan, 280,500 shares; R.N. Reynolds, 192,000 shares; T. P. Christino, 54,600 shares; W.E. Leahey, Jr., 55,200 shares; P. Ratki, 57,750 shares; and all current directors and executive officers as a group, 1,293,450 shares. Such shares may not be voted at the special meeting.
(2) Reported in this column are shares with respect to which directors and executive officers (or their spouses or minor children) share voting and/or investment power, including shares held jointly with others or as co-trustee for the benefit of others and shares credited as of December 27, 1999 to the accounts of participants under Reynolds' Savings and Investment Plan for Salaried Employees.
(3) Each director and executive officer disclaims beneficial ownership of all securities which are not held for his or her benefit. Each of J.R. Hall, R.N. Reynolds and J.J. Sheehan also disclaims beneficial ownership of the following shares of Reynolds common stock held by his wife: Mrs. J.R. Hall, 200 shares; Mrs. R.N. Reynolds, 2,022 shares; and Mrs. J.J. Sheehan, 8,161 shares. An executive officer not named in the table disclaims beneficial ownership of 164 shares held by his wife. All disclaimed shares are included in the table.

(4) Unless otherwise indicated, beneficial ownership of any named individual does not exceed 0.1% of the outstanding shares. Shares of Reynolds common stock which can be acquired within 60 days after December 27, 1999 through the exercise of stock options by a director or executive officer named in the table are deemed outstanding for the purpose of computing the percentage of outstanding common stock owned by such director or executive officer, but are not deemed outstanding for the purpose of computing the percentage of common stock owned by any other director or executive officer. Such shares may not be voted at the special meeting; accordingly, directors and executive officers as a group own 660,134 shares which may be voted at the special meeting, or 1.0 % of the total number of shares that may be voted at the special meeting.
(5) Reported in this column are equivalent shares of common stock credited as of December 27, 1999 to the accounts of (i) non-employee directors under a deferred compensation plan and a stock plan; and (ii) executive officers under variable compensation and salary deferral plans and an excess benefit plan. Such common stock equivalents may not be voted at the special meeting.

   Beneficial Ownership of Certain Stockholders

   The following table sets forth the name of each person who, based on publicly available information, beneficially owned more than 5% of the shares of Reynolds common stock outstanding at the dates indicated below, the number of shares of Reynolds common stock owned by each such person and the percentage of the outstanding shares of Reynolds common stock represented thereby. The information below with respect to beneficial ownership is based upon information filed with the Commission pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, and furnished to Reynolds by the respective stockholders.

                                                 Amount and Nature    Percent of
Name and Address of Beneficial Owner          of Beneficial Ownership   Class
------------------------------------          ----------------------- ----------
Vanguard/Windsor Funds, Inc..................        4,704,048(1)        7.4%
P.O. Box 2600
Valley Forge, Pennsylvania 19482
Highfields Capital Management LP.............        4,339,900(2)        6.8%
Highfields GP LLC
Jonathon S. Jacobson
Richard L. Grubman
200 Clarendon Street, 51st Floor
Boston, Massachusetts 02117
Citigroup Inc. ..............................        3,235,826(3)        5.1%
153 East 53rd Street
New York, New York 10043

--------
(1) As reported in an Amendment No. 6, dated February 10, 1999 to a Schedule 13G dated February 10, 1993. The stockholder, an investment company, reported that at December 31, 1998 it had (a) sole voting and shared dispositive power with respect to all of the shares, and (b) shared voting and sole dispositive power with respect to none of the shares.
(2) As reported in an Amendment No. 3, dated August 20, 1999 to a joint filing of a Schedule 13D dated March 17, 1999. According to the filing, (1) Highfields Capital Management LP is principally engaged in the business of providing investment management services to the following investment funds:
    (a) Highfields Capital I LP; (b) Highfields Capital II LP; Highfields Capital Ltd. (the "Funds"); (2) Highfields GP's principal business is serving as general partner of Highfields Capital Management LP and in such capacity each acts as a portfolio manager of the Funds. The filing stated that each of the reporting persons has (a) sole voting and dispositive power with respect to all of the shares and (b) shared voting and dispositive power with respect to none of the shares.
(3) As reported in a Schedule 13G dated February 9, 1999. The stockholder, a parent holding company, reported that the shares are held by subsidiaries, and that at December 31, 1998 it had (a) sole voting and dispositive power with respect to none of the shares and (b) shared voting and dispositive power with respect to all of the shares.

                       DESCRIPTION OF ALCOA CAPITAL STOCK

   The following description of certain terms of the capital stock of Alcoa is not meant to be complete and is qualified by reference to the articles of incorporation of Alcoa, the bylaws of Alcoa, and the Pennsylvania Business Corporation Law. Copies of the articles of incorporation and bylaws of Alcoa are incorporated by reference herein.

Authorized Capital Stock

   The articles of incorporation of Alcoa authorize Alcoa to issue up to 600,000,000 shares of common stock, 660,000 shares of $3.75 Cumulative Preferred Stock, par value $100.00 per share (which will be referred to in this document as the Class A Serial Preferred Stock), and 10,000,000 shares of Class B Serial Preferred Stock, par value $1.00 per share. As of December 28, 1999, Alcoa had approximately 367.7 million shares of common stock and 557,649 shares of Class A Serial Preferred Stock issued and outstanding. As of that date, there were no shares of Class B Serial Preferred Stock issued or outstanding. In addition, as of December 28, 1999, there were approximately 27.0 million shares of Alcoa common stock issued and held in Alcoa's treasury, and approximately 38.7 million shares of Alcoa common stock reserved for issuance under various incentive plans.

Alcoa Common Stock

   Dividend rights

   Holders of Alcoa common stock are entitled to receive dividends as declared by the Alcoa board of directors. However, no dividend will be declared or paid on Alcoa's common stock until Alcoa has paid (or declared and set aside funds for payment of) all dividends which have accrued on all classes of Alcoa's preferred stock, as well as the current quarter yearly dividend on the Alcoa Class A Serial Preferred Stock.

   Voting Rights

   Holders of Alcoa common stock are entitled to one vote per share.

   Liquidation rights

   In the event of any liquidation, dissolution or winding up of Alcoa, after payments to holders of Alcoa preferred stock of amounts determined by the board of directors plus any accrued dividends, Alcoa's remaining assets will be divided among holders of Alcoa common stock. Under Alcoa's articles of incorporation, neither the consolidation or merger of Alcoa with one or more corporations nor any share exchange or division involving Alcoa will be deemed a liquidation, dissolution or winding up of Alcoa.

   Preemptive or other subscription rights

   Holders of Alcoa common stock will not have any preemptive right to subscribe for any securities of Alcoa.

   Conversion and other rights

   No conversion, redemption or sinking fund provisions apply to the Alcoa common stock, and the Alcoa common stock is not liable to further call or assessment by Alcoa. All issued and outstanding shares of Alcoa common stock are fully paid and non-assessable.

Alcoa Preferred Stock

   General

   The articles of incorporation of Alcoa authorize the issuance of two classes of Alcoa preferred stock, Class A Serial Preferred Stock and Class B Serial Preferred Stock. As of December 29, 1999, Alcoa had 557,649 shares of Class A Serial Preferred Stock issued and outstanding. No additional shares of Class A Serial Preferred Stock may be issued, and in 1989 Alcoa initiated an ongoing program to purchase and retire shares of this class. Alcoa is also authorized to issue 10,000,000 shares of Class B Serial Preferred Stock. As of the date of this proxy statement and prospectus, Alcoa has not issued any shares of this class.

   The board of directors of Alcoa may issue shares of Class B Serial Preferred Stock in one or more series and may fix the specific number of shares and, subject to the provisions of its articles of incorporation, the relative rights and preferences of any such series. However, all shares of Alcoa preferred stock must be identical except with respect to the dividend rate, redemption terms, the amounts payable on shares in the event of liquidation, any sinking fund provisions and any conversion terms. Each share of any series of Class B Serial Preferred Stock must be identical to all other shares of the same series, except as to the date from which dividends will be cumulative.

   Dividends

   Holders of Class A Serial Preferred Stock will be entitled to receive, from funds legally available for the payment thereof, cumulative cash dividends when and as declared by Alcoa's board of directors at an annual rate of $3.75 per share, payable quarterly on the first day of January, April, July, and October of each year.

   Holders of Class B Serial Preferred Stock of each series will be entitled to receive, from funds legally available for the payment thereof, cumulative cash or other dividends when and as declared by Alcoa's board of directors at such rates and on such dates as the board determines. The dividend rate may be fixed or variable or both. The board may not declare dividends on any Class B Serial Preferred Stock unless all accrued dividends and the current quarter yearly dividend on the Class A Serial Preferred Stock has been paid in full or the board contemporaneously declares and sets apart such Class A Serial Preferred Stock dividends. If Alcoa has not declared and paid or set apart the full cumulative dividends on shares of a series of Class B Serial Preferred Stock, dividends thereon shall be declared and paid pro rata to the holders of such series entitled thereto. Alcoa will not pay interest on any preferred stock dividend payment which is in arrears.

   If Alcoa has not declared and paid or set apart when due full cumulative dividends on any class or series of preferred stock (including the quarter yearly dividend for shares of Class A Serial Preferred Stock), Alcoa may not declare or pay any dividends on, or make any other distribution on or make payment on account of the purchase, redemption or other retirement of Alcoa common stock. No restriction applies to Alcoa's repurchase or redemption of preferred stock while there is any arrearage in the payment of dividends or any applicable sinking fund installments on such stock.

   Redemption

   Alcoa may redeem all or part of the Class A Serial Preferred Stock at any time at the option of its board of directors. Such redemption shall be at par, plus accrued dividends, and Alcoa must publish notice of such redemption in daily newspapers of general circulation in New York City and in Pittsburgh, Pennsylvania, as well as by mail to each record holder. Alcoa must give such notice at least 30 but not more than 60 days before the date of redemption. If Alcoa redeems only part of the Class A Serial Preferred Stock, Alcoa will select the shares to be redeemed pro rata or by lot, as the board of directors determines.

   If notice of redemption has been given, no dividends will accrue after the redemption date on the shares of Class A Serial Preferred Stock called for redemption, unless Alcoa fails to provide funds for payment of the redemption price. In addition, such shares will no longer be deemed to be outstanding, and holders will have no further rights as stockholders of Alcoa, except for the right to receive the redemption price. Holders will receive the redemption price for the Class A Serial Preferred Stock when they surrender the certificates representing such shares in accordance with the notice. If Alcoa redeems fewer than all of the shares represented by any certificate, Alcoa will issue a new certificate, representing the unredeemed shares, at no cost to the certificate holder. All shares of Class A Serial Preferred Stock which Alcoa redeems will be cancelled and not reissued.

   Before Alcoa issues any Class B Serial Preferred Stock, its board of directors will establish the terms and conditions under which any such stock may be redeemed. Unless the board determines otherwise, all shares of Class B Serial Preferred Stock which Alcoa redeems or otherwise acquires will return to the status of authorized but unissued shares.

   Liquidation Preference

   In the event of liquidation, dissolution or winding up of Alcoa, each holder of Class A Serial Preferred Stock will be entitled to receive, out of the assets of Alcoa which are available for distribution to shareholders, $100 per share plus accrued dividends, before any distribution is made to or set apart for holders of Class B Serial Preferred Stock or common stock. Holders of shares of each series of Class B Serial Preferred Stock will be entitled to receive, out of such assets, an amount fixed by the board of directors plus any accrued and unpaid dividends, before any distribution is made to or set apart for holders of common stock. If Alcoa's assets are insufficient to pay the full amount payable on shares of each series of Class B Serial Preferred Stock, the holders of shares of such series will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. Once holders of Class B Serial Preferred Stock are paid the full amounts to which they are entitled, they will not be entitled to participate any further in any distribution of assets by Alcoa, unless the board of directors provides otherwise. A consolidation or merger of Alcoa with one or more corporations will not be deemed a liquidation, dissolution or winding up of Alcoa.

   Conversion and Exchange Rights

   Alcoa's articles of incorporation provide that any series of Class B Serial Preferred Stock may be convertible or exchangeable for common stock. Such conversion or exchange may be mandatory, at the option of the holder or at the option of Alcoa.

   Voting Rights

   Except as indicated below or as the board determines in resolutions relating to a particular series of preferred stock, or except as expressly required by applicable law, the holders of Alcoa preferred stock will not be entitled to vote.

   Pennsylvania law requires that holders of outstanding shares of a particular class or series of stock be entitled to vote as a class on an amendment to the articles of incorporation that would do any of the following:

  . authorize Alcoa's board to fix and determine the relative rights and preferences as between any series of any preferred stock or special class of stock;

  . change the preferences, limitations or other special rights of the shares of a class or series in a manner which is adverse to that class or series;

  . authorize a new class or series of shares which has a preference as to dividends or assets which is senior to that of shares of a particular class or series; or

  . increase the number of authorized shares of any particular class or series which has a preference as to dividends or assets which is senior in any respect to the shares of such class or series.

   The board of directors, pursuant to the articles of incorporation, may limit or eliminate the voting rights applicable to any series of Class B Serial Preferred Stock prior to the issuance of such series, except as otherwise required by law. Any series of the Class B Serial Preferred Stock may be issued with additional voting rights, which will be exercisable only during extended periods of dividend arrearages, as the board of directors may determine in order to qualify such series for listing on a recognized stock exchange. However, such rights may only be granted if there are no shares of Class A Serial Preferred Stock outstanding.

   Each full share of any series of Class B Serial Preferred Stock is entitled to one vote on matters on which holders of such series, together with holders of any other series of Class B Serial Preferred Stock, are entitled to vote as a single class. Therefore, the voting power of such series will depend on the number of shares in the series, and not on the liquidation preference or initial offering price of such shares.

   Alcoa must obtain consent of the holders of at least a majority of the outstanding preferred stock, if any, voting as a class, in order to authorize any additional class of stock or increase the authorized number of shares of preferred stock or any class of stock which ranks on a parity with the preferred stock as to dividends or assets. Alcoa must also obtain such consent in order to merge or consolidate with any other corporation if the corporation surviving such a transaction would have any authorized class of stock ranking senior to or on a parity with the preferred stock, except the same number of shares of stock with the same rights and preferences as the authorized stock of the corporation immediately before such transaction took place.

   Alcoa must obtain consent of the holders of at least two-thirds of the outstanding preferred stock, if any, in order to make any adverse change in the rights and preferences of the preferred stock. If such a change would affect any particular series of preferred stock adversely as compared to the effect on other series, Alcoa must also obtain the consent of two-third of the outstanding shares of such series. In addition, Alcoa must obtain consent of the holders of two-thirds of the outstanding preferred stock in order to authorize any additional class or stock or to increase the authorized number of shares of any class of stock which ranks senior to the preferred stock as to dividends or assets, and in order to sell or otherwise part with control of all or substantially all of its property or business or voluntarily liquidate, dissolve or wind up its affairs.

Transfer Agent and Registrar

   The principal transfer agent and registrar for Alcoa common stock is First Chicago Trust Company.

                        COMPARISON OF STOCKHOLDER RIGHTS

   Reynolds is incorporated under the laws of the State of Delaware. The rights of Reynolds stockholders are currently governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Reynolds. Alcoa is incorporated under the laws of the Commonwealth of Pennsylvania. As a result of the merger, current stockholders of Reynolds will become shareholders of Alcoa and their rights will be governed by the Pennsylvania Business Corporation Law and the articles of incorporation and bylaws of Alcoa. The following is a summary of the principal differences between the current rights of Reynolds stockholders and the rights of Alcoa shareholders. This summary is not intended to be complete and is qualified in its entirety by reference to the relevant provisions of the articles of incorporation and bylaws of Alcoa, the certificate of incorporation and bylaws of Reynolds, and Delaware and Pennsylvania law.

                                  Reynolds                         Alcoa
 Board of Directors
 Size of Board          Currently fixed by the         Currently has eleven
                        bylaws at eleven.              directors, but the bylaws
                        Certificate of incorporation   authorize the board to
                        requires that the number be    change this number to not
                        not less than three.           less than seven or more than
                                                       fifteen.
 Classification         Not classified                 Divided into three classes
                                                       as nearly equal as possible,
                                                       with each class serving a
                                                       staggered three year term.
 Removal of Directors   Delaware law provides that     Alcoa's articles of
                        directors may be removed       incorporation provide that
                        with or without cause by       shareholders voting 80% of
                        holders of a majority of the   the votes which would be
                        shares which would be          entitled to be cast at an
                        entitled to vote at an         annual election of directors
                        election of directors,         may remove directors, with
                        unless the board is            or without cause.
                        classified.
 Vacancies              Bylaws provide that any        Alcoa's articles of
                        vacancies on the Reynolds      incorporation provide that
                        Board may be filled by the     vacancies are to be filled
                        remaining directors or by      only by a majority vote of
                        the stockholders at a          the remaining directors,
                        special meeting.               unless a vacancy resulted
                                                       because of a vote of the
                                                       shareholders, in which case
                                                       the shareholders may fill
                                                       the vacancy.
 Limitation of Director Delaware law permits a         Pennsylvania law permits a
 Liability              corporation to limit a         corporation to limit a
                        director's personal            director's personal
                        liability, with certain        liability, with certain
                        specified exceptions. The      specified exceptions. The
                        corporation's certificate of   corporation's bylaws must
                        incorporation must set forth   set forth any such
                        any such limitation.           limitation.

                                     Reynolds                              Alcoa
                                                               The articles of
                           The certificate of                  incorporation and bylaws of
                           incorporation of Reynolds           Alcoa eliminate a director's
                           specifically eliminates a           liability to the fullest
                           director's personal                 extent permitted by
                           liability for monetary              Pennsylvania law. Under
                           damages unless the director         Pennsylvania law, this means
                           has breached his or her duty        that a director will not be
                           of loyalty to the                   liable for any action taken
                           corporation or its                  or omitted unless the
                           stockholders, or has taken          director breaches or fails
                           actions which were not in           to perform his or her duties
                           good faith or which                 and the breach or failure to
                           constituted intentional             perform constitutes self-
                           misconduct or a knowing             dealing, willful misconduct
                           violation of the law. In            or recklessness. Under
                           addition, the limitation of         Pennsylvania law, a director
                           liability will not apply to         also remains personally
                           a declaration of an improper        liable where the
                           dividend, to an improper            responsibility or liability
                           redemption of stock or to           is under any criminal
                           any transaction from which          statute or is for the non-
                           the director derived an             payment of taxes under
                           improper personal benefit.          federal, state or local law.
 Indemnification of
 Directors and Officers
 General                   Delaware law permits a corporation  The relevant provisions of
                           to indemnify any person             Pennsylvania law are
                           involved in a third party           essentially the same as
                           action because of such              those of Delaware law.
                           person's service as an
                           officer, director or
                           employee of the corporation,
                           against expenses incurred
                           and amounts paid in such an
                           action (and against expenses
                           incurred in any derivative
                           action), if such person
                           acted in good faith and
                           reasonably believed that his
                           actions were in, or not
                           opposed to, the best
                           interests of the
                           corporation. In a criminal
                           proceeding, such person is
                           also required not to have
                           had reasonable cause to
                           believe that his conduct was
                           unlawful. A corporation may
                           advance expenses incurred in
                           defending any action so long
                           as the person agrees to
                           repay the amount advanced if
                           it is ultimately determined
                           that such person is not
                           entitled to indemnification.

                                  Reynolds                         Alcoa
 Expenses in Derivative In general, Delaware law       The relevant provisions of
 Actions                does not permit a              Pennsylvania law are
                        corporation to indemnify a     essentially the same as
                        person for expenses in a       those of Delaware law.
                        derivative action if the
                        person has been adjudged
                        liable to the corporation,
                        unless a court finds such
                        person entitled to such
                        indemnification. If,
                        however, the person has
                        successfully defended a
                        third party or derivative
                        action, the corporation is
                        required to provide
                        indemnification for expenses
                        incurred.
 Exclusion of Other     The statutory provisions for   The relevant provisions of
 Rights                 indemnification do not         Pennsylvania law are
                        exclude any other rights a     essentially the same as
                        person seeking                 those of Delaware law.
                        indemnification may have
                        under any bylaw, agreement,
                        vote of stockholders, vote
                        of disinterested directors
                        or otherwise.
 Charter and Bylaw      The certificate of             The articles of
 Provisions             incorporation of Reynolds      incorporation and bylaws of
                        contains specific              Alcoa provide for
                        indemnification provisions     indemnification of its
                        that generally track the       directors and officers to
                        provisions of Delaware law,    the fullest extent permitted
                        except that it also provides   by Pennsylvania law.
                        that, if an officer,
                        director or employee
                        initiates a proceeding, the
                        corporation will indemnify
                        such person only if the
                        board had authorized the
                        proceeding.
 Amendments to Charter  Delaware law provides that     Unless a corporation's
                        the holders of a majority of   articles of incorporation
                        the outstanding shares of      require a greater
                        each class of stock entitled   percentage, Pennsylvania law
                        to vote must approve any       only requires the
                        charter amendment.             affirmative vote of a
                                                       majority of the votes of
                                                       each class of shares
                                                       actually cast on a proposed
                                                       amendment at a meeting at
                                                       which a quorum is present.
                                                       Pennsylvania law also does
                                                       not require shareholder
                                                       approval of certain non-
                                                       material amendments to the
                                                       articles of incorporation.
                                                       However, the articles of
                                                       incorporation of Alcoa
                                                       require the approval of 80%
                                                       of the votes entitled to be
                                                       cast in order to amend the
                                                       provisions in the Alcoa
                                                       articles relating to the
                                                       classification

                             Reynolds                         Alcoa
                                                  of the board of directors,
                                                  nomination of directors,
                                                  removal of directors and
                                                  certain other matters.
 Mergers and Other Delaware law provides that     Pennsylvania law requires
 Fundamental       the holders of a majority of   the approval of a majority
 Transactions      the shares entitled to vote    of the votes actually cast
                   must approve any fundamental   by the shareholders at a
                   corporate transactions such    meeting at which a quorum is
                   as mergers, sales of all or    present.
                   substantially all of the
                   corporation's assets,
                   dissolutions, etc.
                   A corporation may increase     A corporation may increase
                   the minimum percentage vote    the minimum percentage vote
                   required, but the              required, but the articles
                   certificate of incorporation   of incorporation of Alcoa do
                   of Reynolds does not contain   not contain any super-
                   any super-majority vote        majority vote requirements
                   requirements to approve any    to approve any fundamental
                   fundamental transaction.       transaction.
 Authorized        The Reynolds certificate of    The Alcoa articles of
 Capital Stock     incorporation authorizes the   incorporation authorize the
                   issuance of up to              issuance of up to
                   200,000,000 shares of common   600,000,000 shares of common
                   stock, without par value,      stock, par value $1.00 per
                   20,000,000 shares of           share, up to 660,000 shares
                   preferred stock, without par   of Class A Serial Preferred
                   value, and 1,000,000 shares    Stock, par value $100.00 per
                   of second preferred stock,     share, and up to 10,000,000
                   par value $100.00 per share.   shares of Class B Serial
                   As of December 27, 1999,       Preferred Stock, par value
                   63,457,507 shares of common    $1.00 per share. As of
                   stock and no shares of         December 28, 1999,
                   preferred stock or second      approximately 367.7 million
                   preferred stock were issued    shares of common stock,
                   and outstanding.               557,649 shares of Class A
                                                  Serial Preferred Stock and
                                                  no shares of Class B Serial
                                                  Preferred Stock were issued
                                                  and outstanding.
 Dividends         Delaware law permits a         Pennsylvania law permits a
                   corporation to pay dividends   corporation to pay dividends
                   out of surplus, which is the   unless doing so would make
                   excess of net assets of the    the corporation unable to
                   corporation over capital,      pay its debts as they become
                   or, if the corporation does    due in the ordinary course
                   not have adequate surplus,     of business, or unless, as a
                   out of net profits for the     result of paying such
                   current or immediately         dividends, the corporation's
                   preceding fiscal year,         total assets would be less
                   unless the net assets are      than its total liabilities
                   less than the capital of any   plus the amount that would
                   outstanding preferred stock.   be needed to pay the holders
                                                  of shares having a
                                                  liquidation preference if
                                                  the corporation were
                                                  dissolved.

                                 Reynolds                         Alcoa
                                                      See "Description of Alcoa
                                                      Capital Stock."
 Stock Repurchases     Under Delaware law, a          Pennsylvania law permits a
                       corporation may not purchase   corporation to redeem any
                       or redeem its own shares if    and all classes of its
                       its capital is impaired or     shares and treats such
                       if the purchase or             redemption or repurchase
                       redemption would cause its     like a dividend, subject to
                       capital to be impaired.        the same limitations
                       However, a Delaware            described under
                       corporation may purchase or    "--Dividends" above.
                       redeem preferred shares out    However, the articles of
                       of capital if the shares       incorporation of Alcoa
                       will then be retired,          provide that, unless a stock
                       reducing the capital of the    repurchase is made in either
                       corporation.                   a tender offer or exchange
                                                      offer for a class of capital
                                                      stock which is made
                                                      available to all holders of
                                                      the class on the same basis,
                                                      or in an open market
                                                      purchase program approved by
                                                      Alcoa's board of directors,
                                                      Alcoa may not repurchase
                                                      stock from a shareholder who
                                                      owns 5% or more of Alcoa's
                                                      voting stock at prices
                                                      greater than the current
                                                      fair market value without
                                                      the affirmative vote of a
                                                      majority of shares held by
                                                      persons other than such 5%
                                                      shareholder.
 Election of Directors Delaware law permits           Pennsylvania law
                       stockholders to cumulate       automatically gives
                       their votes and either cast    shareholders cumulative
                       them for one candidate or      voting rights unless a
                       distribute them among two or   corporation's articles of
                       more candidates in the         incorporation provide
                       election of directors only     otherwise. The Alcoa
                       if expressly authorized in a   articles of incorporation
                       corporation's charter. The     expressly prohibit
                       Reynolds certificate of        cumulative voting.
                       incorporation does not
                       expressly authorize
                       cumulative voting.
 Appraisal or          Delaware law does not afford   Pennsylvania law with
 Dissenters' Rights    appraisal rights to holders    respect to dissenters'
                       of shares that are either      rights is similar to
                       listed on a national           Delaware law with respect to
                       securities exchange, quoted    appraisal rights, except
                       on Nasdaq or held of record    that Pennsylvania law
                       by more than 2,000             currently does not deny
                       stockholders, provided that    dissenters' rights to
                       such shares will be            holders of shares which are
                       converted solely into cash     quoted on Nasdaq.
                       in lieu of fractional
                       shares, or into stock of the
                       surviving corporation or
                       another corporation, which
                       corporation in either case

                                Reynolds                         Alcoa
                      must also be listed on a       The definition of "fair
                      national securities            value" in payment for shares
                      exchange, quoted on Nasdaq     upon exercise of appraisal
                      or held of record by more      or dissenters' rights is
                      than 2,000 stockholders. In    substantially similar under
                      addition, Delaware law         both states' laws. Any
                      denies appraisal rights to     valuation methods that are
                      stockholders of the            generally acceptable in the
                      surviving corporation in a     financial community may be
                      merger if the surviving        used.
                      corporation's stockholders
                      weren't required to approve
                      the merger.
 Amendments to Bylaws If the certificate of          Pennsylvania law limits the
                      incorporation of a Delaware    board's power to adopt or
                      company gives the board of     amend bylaw provisions on
                      directors the power to amend   specified subjects absent a
                      the bylaws, which the          contrary provision in the
                      Reynolds certificate does,     articles. There is no such
                      Delaware law does not limit    contrary provision in the
                      the board's power to make      articles of incorporation of
                      changes in the bylaws.         Alcoa, so the Reynolds Board
                                                     has broader authority to
                                                     amend the Reynolds bylaws
                                                     than the board of directors
                                                     of Alcoa has to amend
                                                     Alcoa's bylaws.
                      Under Delaware law,            Under Pennsylvania law, a
                      stockholders may amend a       copy or summary of any
                      corporation's bylaws at any    proposed amendment must be
                      meeting, without the consent   included with the notice of
                      of the board of directors.     the meeting.
                      However, Article XI of
                      Reynolds' bylaws provides
                      that stockholders may only
                      amend Reynolds' bylaws at
                      any meeting if the notice of
                      that meeting contains a
                      statement with respect to
                      the proposed amendment.
 Action by Written    Delaware law permits a         Under Pennsylvania law,
 Consent              majority of stockholders to    shareholders of a registered
                      act by written consent,        corporation such as Alcoa
                      without a meeting, unless a    may act without a meeting by
                      corporation's charter          less than unanimous consent
                      provides otherwise.            only if permitted by the
                      Reynolds' charter does not     corporation's articles of
                      prohibit the stockholders      incorporation. Alcoa's
                      from acting by written         articles currently do not
                      consent.                       permit such action.
 Stockholder Meetings
 Annual Meeting of    Held on the date fixed by      Held on the Friday following
 Stockholders         the board of directors.        the first Monday in May of
                                                     each year.

                              Reynolds                         Alcoa
                    If an annual meeting for the   Under Pennsylvania law, if
                    election of directors is not   the annual meeting for the
                    held on a designated date,     election of directors is not
                    Delaware law requires the      called and held within six
                    directors to cause the         months after the designated
                    meeting to be held as soon     time, any shareholder may
                    thereafter as convenient. If   call such meeting at any
                    they fail to do so for a       time thereafter without
                    period of 30 days after the    application to any court.
                    designated date, or if no
                    date has been designated for
                    a period of 13 months after
                    the organization of the
                    corporation or after its
                    last annual meeting, then,
                    upon application of any
                    stockholder or director, the
                    Court of Chancery may order
                    a meeting to be held.
 Special Meeting of Delaware law permits the       Pennsylvania law permits the
 Stockholders       board of directors or any      board of directors or any
                    other person authorized by a   other person authorized by a
                    corporation's charter or       corporation's articles or
                    bylaws to call a special       bylaws to call a special
                    meeting of stockholders. The   meeting of stockholders.
                    Reynolds bylaws permit its     Pennsylvania law, however,
                    chairman of the board of       explicitly states that
                    directors, the chief           shareholders of a registered
                    executive officer and the      corporation, such as Alcoa,
                    board of directors to call a   do not have a statutory
                    special meeting of             right to call special
                    stockholders. The Reynolds     meetings, except that an
                    bylaws also require its        interested shareholder may
                    board of directors to call a   call a meeting in order to
                    special meeting of             seek approval of a business
                    stockholders upon the          combination between the
                    written request of             corporation and such
                    stockholders entitled to       interested shareholder.
                    cast a majority of the votes
                    which all stockholders are
                    entitled to cast.
 Advance Notice     A stockholder wishing to       A shareholder wishing to
 Requirements for   nominate directors or bring    nominate directors at an
 Stockholder        other business before an       annual meeting of Alcoa
 Nominations and    annual meeting of Reynolds     shareholders must provide
 Other Business     stockholders must give         written notice at least 90
                    notice at least 30 days        days before the anniversary
                    before the first anniversary   date of the prior year's
                    of the day written notice of   meeting.
                    the previous year's meeting
                    was given. If Reynolds
                    increases the size of its
                    board but does not, at least
                    100 days before such first
                    anniversary date, publicly
                    announce all its nominees
                    for the new board positions
                    or specify the size of the
                    board, a stockholder's
                    notice with respect to
                    nominating candidates for
                    such new board positions
                    will be timely

                                Reynolds                        Alcoa
                      as long as it is brought
                      within 10 days of the date
                      Reynolds makes such a public
                      announcement. A stockholder
                      wishing to nominate
                      directors at a special
                      meeting of Reynolds
                      stockholders must deliver
                      notice within 10 days after
                      Reynolds publicly announces
                      the special meeting.
Rights of Inspection  Under Delaware law, a         Under Pennsylvania law, a
                      stockholder may inspect a     shareholder may inspect a
                      corporation's books and       corporation's books and
                      records during normal         records during normal
                      business hours as long as     business hours as long as
                      such inspection is for a      such inspection is for a
                      proper purpose, and as long   proper purpose, and as long
                      as the stockholder has made   as the shareholder has made
                      proper written demand         proper written demand
                      stating the purpose of the    stating the purpose of the
                      inspection. A proper purpose  inspection. A proper purpose
                      is any purpose reasonably     is any purpose reasonably
                      related to the interests of   related to the interests of
                      the inspecting person as a    the inspecting person as a
                      stockholder.                  shareholder.
Case Law              There is a substantial body   Pennsylvania does not have a
                      of case law in Delaware       comparable body of judicial
                      interpreting the corporation  interpretation.
                      laws of that state.
Court Systems         Delaware has established a    Pennsylvania has not
                      system of Chancery Courts to  established an equivalent
                      adjudicate matters arising    court system and matters
                      under the Delaware General    arising under the
                      Corporation Law.              Pennsylvania Business
                                                    Corporation Law are
                                                    adjudicated by general state
                                                    courts.

Fiduciary Duties of Directors

   General

   Both Delaware and Pennsylvania law provide that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of Pennsylvania and Delaware corporations owe fiduciary duties of care and loyalty to the corporations they serve. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders.

   The fiduciary duty provisions included in the Pennsylvania law, which apply to Alcoa, may provide significantly broader discretion, and increased protection from liability, to directors in exercising their fiduciary duties, particularly in the context of a change in control.

   The following summarizes certain aspects of Delaware and Pennsylvania law as they relate to fiduciary duties of directors:

   Standard of Care

   Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in performing their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct on directors in matters involving a contest for control of the corporation.

   A director of a Pennsylvania business corporation stands in a fiduciary relationship to the corporation (unlike in Delaware, where a director also stands in a fiduciary relationship to stockholders) and must perform his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

   Justifiable Reliance

   A director of a Delaware corporation, in performing his or her duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or by committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence. Such person must also have been selected with reasonable care by or on behalf of the corporation.

   In performing his or her duties, a director of a Pennsylvania business corporation is entitled to rely, in good faith, on information, opinions, reports or statements (including financial statements and other financial data) prepared or presented by any of the following:

  . officers or employees of the corporation, so long as the director reasonably believes them to be reliable and competent in the matters presented;

  . counsel, public accountants, investment bankers or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons; and

  . a duly designated committee of the board which the director reasonably believes merits confidence and upon which the director does not serve, but only as to matters within the committee's designated authority.

However, a director will not be considered to be acting in good faith if he or she has knowledge concerning the matter in question which would cause such reliance to be unwarranted.

   Consideration of Factors

   Delaware law does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging their duties, to consider the interests of any constituencies other than the corporation or its stockholders.

   Pennsylvania law, on the other hand, provides that in discharging their duties, the board of directors, committees of the board and individual directors may, in considering what is in the best interests of the corporation, consider, to the extent they deem appropriate, all pertinent factors, including the following:

  . the effects of any action upon any groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and on communities served by the corporation;

  . the corporation's short-term and long-term interests, including benefits which may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the corporation's continued independence; and

  . the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation.

   Under current Delaware law it is unclear whether the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation's best interests or what the effects of any action on the corporation may be, take into account the interests of any constituency other than the corporation's stockholders. In contrast to Delaware law, Pennsylvania law provides that a director owes a duty only to the corporation (and not to the shareholders), and in considering what is in the best interests of the corporation, may choose to subordinate the interests of shareholders to the interests of employees, suppliers, customers or creditors of the corporation or to the interests of the communities served by the corporation.

   In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation, or may be enforced by a stockholder, as such, by an action in the right of the corporation, or may be enforced directly by a stockholder or by any other person or group. In contrast, the duty of the board of a Pennsylvania corporation may not be enforced directly by a shareholder.

   Specific Applications

   Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. The heightened standard has two elements. First, the board must demonstrate some basis for concluding that a proper corporate purpose is served by implementation of any defensive measure, and, second, that measure must be reasonable in relation to the perceived threat posed by the change in control.

   The fiduciary duty of directors of a Pennsylvania corporation does not require them to act solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or on the consideration which might be offered or paid to shareholders in such an acquisition. In particular, directors of a Pennsylvania corporation are not required to redeem rights under any shareholder rights plan, and under existing case law, have the statutory authority under Pennsylvania law simply to reject a potential or proposed acquisition of the corporation's shares.

   In addition, under Delaware law, unlike under Pennsylvania law, when the board of directors approves the sale of a corporation, the board of directors may have a duty to obtain the highest value reasonably available to the stockholders.

   Presumption

   Under Delaware law, it is presumed that the directors of a Delaware corporation acted on an informed basis, in good faith and in the honest belief that their actions were in the best interest of the corporation. This presumption may be overcome, however, if a preponderance of the evidence shows that the directors' decision involved a breach of fiduciary duty such as fraud, overreaching, lack of good faith, failure of the board to inform itself properly or actions by the board to entrench itself in office.

   Under Pennsylvania law, unless there is a breach of fiduciary duty, a lack of good faith or self-dealing (in other words, entering into a contract or transaction with a director or an entity in which a director has a financial or other interest), any act of the board of directors, any committee of the board or any individual director is presumed to be in the corporation's best interest. No higher burden of proof or greater obligation to justify applies to any act relating to or affecting an acquisition or a potential or proposed acquisition of control of the corporation than to any other action.

   Under Pennsylvania law, any board action relating to an acquisition or potential or proposed acquisition of control which a majority of the corporation's "disinterested directors" approve is presumed to satisfy the statutory duty of care under Pennsylvania law, unless there is clear and convincing evidence that the disinterested directors did not assent to such act in good faith, after reasonable investigation. Disinterested directors are those who are not affiliated with the person seeking control and are not officers or employees of the corporation.

Anti-Takeover Laws

   Section 203 of the Delaware General Corporation Law contains certain "anti-takeover" provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Neither the certificate of incorporation nor the bylaws of Reynolds contain such an election. Thus, Reynolds is governed by
Section 203, which precludes a corporation from engaging in any "business combination" with any person that owns 15% or more of its outstanding voting stock for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. A business combination includes any merger, consolidation, or sale of substantially all a corporation's assets.

   The three-year waiting period does not apply, however, if any of the following conditions are met:

  . the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning more than 15% of such stock before the stockholder obtained ownership of more than 15% of the corporation's stock;

  . once the transaction which resulted in the stockholder owning more than 15% of the outstanding voting stock of the corporation is completed, such stockholder owns at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced; or

  . at or after the time the stockholder obtains more than 15% of the outstanding voting stock of the corporation, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

   In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation's stock if it was as a result of action taken solely by the corporation. Section 203 also does not apply to the corporation itself or to any of the corporation's majority-owned subsidiaries.

   In the context of the proposed merger with Alcoa, the three-year waiting period described above will not apply because the Reynolds Board has approved the proposed merger for the express purpose of exempting it from the operation of Section 203.

   Chapter 25 of the Pennsylvania Business Corporation Law contains several anti-takeover provisions that apply to registered corporations such as Alcoa.
Section 2538 of the Pennsylvania Business Corporation Law, which is similar to
Section 203 of the Delaware General Corporation Law, requires shareholder approval for certain transactions between a registered corporation and an interested shareholder (generally, a shareholder who owns 20% of the stock entitled to vote in an election of directors). Section 2538 applies if an interested shareholder (together with anyone acting jointly with such shareholder and any affiliates of such shareholder):

  . is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving the corporation or one of its subsidiaries;

  . is to receive a disproportionate amount of any of the securities of any corporation which survives or results from a division of the corporation;

  . is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or

  . is to have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification.

   In such a case, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders are entitled to cast with respect to such transaction. Shares held by the interested shareholder are not included in calculating the number of shares entitled to be cast, and the interested shareholder is not entitled to vote on the transaction. This special voting requirement does not apply if the proposed transaction has been approved in a prescribed manner by the corporation's board of directors or if certain other conditions (including conditions relating to the amount of consideration to be paid to certain shareholders) are satisfied.

   Section 2555 of the Pennsylvania Business Corporation Law may also apply to a transaction between a registered corporation and an interested shareholder, even if Section 2538 also applies. Section 2555 prohibits a corporation from engaging in a business combination with an interested shareholder unless one of the following conditions is met:

  . the board of directors has previously approved either the proposed transaction or the interested shareholder's acquisition of shares;

  . the interested shareholder owns at least 80% of the stock entitled to vote in an election of directors and, no earlier than three months after the interested shareholder reaches the 80% level, the majority of the remaining shareholders approve the proposed transaction, the shareholders receive a minimum "fair price" for their shares in the transaction and the other conditions of Section 2556 of the Pennsylvania Business Corporation Law are met;

  . holders of all outstanding common stock approve the transaction;

  . no earlier than 5 years after the interested shareholder became an interested shareholder, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or

  . no earlier than 5 years after the interested shareholder became an interested shareholder, a majority of all the shares approve the transaction, all shareholders receive a minimum fair price for their shares, and certain other conditions are met.

   The articles of incorporation of Alcoa also provide that Alcoa may not repurchase any stock from an interested shareholder at prices greater than the current fair market value. See "--Stock Repurchases" above.

   Pennsylvania law deems a person (or group of persons acting in concert) that holds 20% of the shares of a registered corporation entitled to vote in the election of directors to be a control group. A shareholder who objects to the transaction that makes the control group a control group can, under procedures set forth in the statute, require the control group to purchase his or her shares at "fair value," as defined under Pennsylvania law.

   Pennsylvania law also contains certain provisions that apply to a registered corporation such as Alcoa which, under certain circumstances, permit a corporation to redeem "control shares," as defined under

Pennsylvania law, remove the voting rights of control shares and require the disgorgement of profits by a "controlling person," as defined under Pennsylvania law.

              STOCK EXCHANGE LISTING; DELISTING AND DEREGISTRATION
                            OF REYNOLDS COMMON STOCK

   It is a condition to the merger that the shares of Alcoa common stock to be issued in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, the Reynolds common stock will no longer be listed on the New York Stock Exchange or any other exchange.

                            INDEPENDENT ACCOUNTANTS

   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements included in the Reynolds Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this proxy statement and prospectus. The Reynolds consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The consolidated financial statements of Alcoa as of December 31, 1998 and 1997, and for each of the three years ended December 31, 1998, 1997 and 1996, incorporated in this proxy statement and prospectus by reference to the Alcoa Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   With respect to the unaudited consolidated financial information of Alcoa for the three-month, six-month and nine-month periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998, respectively, incorporated by reference in this proxy statement and prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for the review of such information. However, their separate reports dated April 7, 1999, July 7, 1999 and October 6, 1999 incorporated by reference in this proxy statement and prospectus, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

   The validity of the Alcoa common stock to be issued in connection with the merger will be passed upon by Denis A. Demblowski, Esq., Secretary and Senior Counsel of Alcoa. Mr. Demblowski is a participant in Alcoa's stock option plan and various other employee benefit plans offered to employees of Alcoa.

                      WHERE YOU CAN FIND MORE INFORMATION

   Alcoa and Reynolds file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information filed by either company at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Alcoa and Reynolds are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

   Alcoa has filed a Registration Statement on Form S-4 to register with the SEC the Alcoa common stock to be issued to Reynolds stockholders in the merger. This proxy statement and prospectus is a part of that registration statement and constitutes a prospectus of Alcoa in addition to being a proxy statement of Reynolds for Reynolds' special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   The SEC allows us to "incorporate by reference" information into this proxy statement and prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement and prospectus, except for any information superseded by information in this proxy statement and prospectus. This proxy statement and prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about Alcoa, Reynolds and their operations.

Alcoa SEC Filing (File No. 1-
3610)                          Period
Annual Report on Form 10-K     Year ended December 31, 1998
Quarterly Report on Form 10-Q  Quarter ended March 31, 1999
Quarterly Report on Form 10-Q  Quarter ended June 30, 1999
Quarterly Report on Form 10-Q  Quarter ended September 30, 1999
Current Reports on Form 8-K    Filed on January 4, 1999, January 11, 1999,
                               August 27, 1999 and November 12, 1999
Reynolds SEC Filing (File No.
1-1430)                        Period
Annual Report on Form 10-K as
amended
by Amendment No. 1 on Form
10-K/A                         Year ended December 31, 1998
Quarterly Report on Form 10-Q
as amended
by Amendment No. 1 on Form
10-Q/A                         Quarter ended March 31, 1999
Quarterly Report on Form 10-Q  Quarter ended June 30, 1999
Quarterly Report on Form 10-Q  Quarter ended September 30, 1999
Current Reports on Form 8-K    Filed on March 3, 1999, March 8, 1999, April 1,
                               1999, May 28, 1999, June 1, 1999, July 20, 1999,
                               August 19, 1999 and October 20, 1999

   We are also incorporating by reference additional documents that Alcoa and Reynolds file with the SEC between the date of this proxy statement and prospectus and the date of the special meeting.

   Alcoa has supplied all information contained or incorporated by reference in this document relating to Alcoa, and Reynolds has supplied all information contained or incorporated by reference in this document relating to Reynolds. Alcoa and Reynolds will send you the documents incorporated by reference without charge, excluding exhibits to the information that is incorporated by reference, unless the exhibits have been specifically incorporated by reference in this document.

   Stockholders may obtain documents incorporated by reference in this document without charge by requesting them in writing or by telephone from the appropriate party at the following addresses:

         Alcoa Inc.                      Reynolds Metals Company
         201 Isabella Street             6601 West Broad Street
         Pittsburgh, Pennsylvania 15212  Richmond, Virginia 23230
         (412) 553-4545                  Attn: Secretary
                                         (804) 281-2812

   If you would like to request documents, including any documents we may subsequently file with the Securities and Exchange Commission before the special meeting, please do so by February 4, 2000 so that you will receive them before the special meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement and prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement and prospectus. This proxy statement and prospectus is dated December 30, 1999. You should not assume that the information contained in this proxy statement and prospectus is accurate as of any date other than such date, and neither the mailing of the proxy statement and prospectus to stockholders nor the issuance of Alcoa common stock in the merger shall create any implication to the contrary.

By order of the Board of Directors,
Reynolds Metals Company
Donna C. Dabney
Secretary

                                                                         ANNEX A


                          AGREEMENT AND PLAN OF MERGER

                                     among

                                  ALCOA INC.,

                             RLM ACQUISITION CORP.

                                      and

                            REYNOLDS METALS COMPANY

                          Dated as of August 18, 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

                                   ARTICLE I

                                   The Merger

 Section 1.1  The Merger................................................   A-1
 Section 1.2  Closing...................................................   A-1
 Section 1.3  Effective Time............................................   A-1
 Section 1.4  Effects of the Merger.....................................   A-2
 Section 1.5  Certificate of Incorporation; By-laws.....................   A-2
 Section 1.6  Directors; Officers of Surviving Corporation..............   A-2

                                   ARTICLE II

               Conversion of Securities; Exchange of Certificates

 Section 2.1  Conversion of Securities..................................   A-2
 Section 2.2  Exchange of Certificates..................................   A-3
 Section 2.3  Adjustments to Prevent Dilution...........................   A-5
 Section 2.4  Section 16b-3.............................................   A-5

                                  ARTICLE III

                 Representations and Warranties of The Company

 Section 3.1  Organization, Qualification, Etc..........................   A-5
 Section 3.2  Capital Stock.............................................   A-6
              Corporate Authority Relative to this Agreement; No
 Section 3.3  Violation.................................................   A-7
 Section 3.4  Reports and Financial Statements..........................   A-7
 Section 3.5  No Undisclosed Liabilities................................   A-8
 Section 3.6  No Violation of Law.......................................   A-8
 Section 3.7  Environmental Matters.....................................   A-8
 Section 3.8  Employee Benefit Plans; ERISA.............................   A-9
 Section 3.9  Absence of Certain Changes or Events......................  A-10
 Section 3.10 Proxy Statement/Prospectus; Registration Statement........  A-10
 Section 3.11 Tax Matters...............................................  A-11
 Section 3.12 Opinion of Financial Advisors.............................  A-12
 Section 3.13 Required Vote of the Company Stockholders.................  A-12
 Section 3.14 Rights Plan...............................................  A-12

                                   ARTICLE IV

             Representations and Warranties of Alcoa and Merger Sub

 Section 4.1  Organization, Qualification, Etc..........................  A-12
 Section 4.2  Capital Stock.............................................  A-13
              Corporate Authority Relative to this Agreement; No
 Section 4.3  Violation.................................................  A-13
 Section 4.4  Reports and Financial Statements..........................  A-14
 Section 4.5  No Undisclosed Liabilities................................  A-14
 Section 4.6  No Violation of Law.......................................  A-14
 Section 4.7  Environmental Matters.....................................  A-15

                                                                           Page
                                                                           ----
 Section 4.8  Absence of Certain Changes or Events......................   A-15
 Section 4.9  Proxy Statement/Prospectus; Registration Statement........   A-15
 Section 4.10 Tax Matters...............................................   A-16
 Section 4.11 Opinion of Financial Advisor..............................   A-17
 Section 4.12 Ownership of Shares; Stockholder Vote.....................   A-17

                                   ARTICLE V

                            Covenants and Agreements

 Section 5.1  Conduct of Business by the Company........................   A-17
 Section 5.2  Alcoa Interim Operations..................................   A-18
 Section 5.3  Access; Confidentiality...................................   A-19
 Section 5.4  Special Meeting; Proxy Statement; Registration Statement..   A-20
 Section 5.5  Further Action; Reasonable Best Efforts...................   A-21
 Section 5.6  Employee Stock Options and Other Employee Benefits........   A-22
 Section 5.7  Takeover Statute..........................................   A-23
 Section 5.8  Solicitation by the Company...............................   A-23
 Section 5.9  Public Announcements......................................   A-24
 Section 5.10 Indemnification; Insurance................................   A-24
 Section 5.11 Additional Reports and Information........................   A-25
 Section 5.12 Affiliates................................................   A-25
 Section 5.13 NYSE Listing..............................................   A-25
 Section 5.14 Tax-Free Reorganization...................................   A-25

                                   ARTICLE VI

                            Conditions to the Merger

              Conditions to Each Party's Obligation to Effect the
 Section 6.1  Merger....................................................   A-26
              Conditions to Obligation of Alcoa and Merger Sub to Effect
 Section 6.2  the Merger................................................   A-26
              Conditions to Obligation of the Company to Effect the
 Section 6.3  Merger....................................................   A-26

                                  ARTICLE VII

                                  Termination

 Section 7.1  Termination...............................................   A-27
 Section 7.2  Effect of Termination.....................................   A-28
 Section 7.3  Termination Fee...........................................   A-28

                                  ARTICLE VIII

                                 Miscellaneous

 Section 8.1  No Survival of Representations and Warranties.............   A-28
 Section 8.2  Expenses..................................................   A-28
 Section 8.3  Counterparts; Effectiveness...............................   A-28
 Section 8.4  Governing Law.............................................   A-28
 Section 8.5  Notices...................................................   A-29
 Section 8.6  Assignment; Binding Effect................................   A-29
 Section 8.7  Severability..............................................   A-29
 Section 8.8  Enforcement of Agreement..................................   A-29
 Section 8.9  Entire Agreement; No Third-Party Beneficiaries............   A-30

                                                                            Page
                                                                            ----
 Section 8.10 Headings....................................................  A-30
 Section 8.11 Definitions.................................................  A-30
 Section 8.12 Finders or Brokers..........................................  A-30
 Section 8.13 Amendment or Supplement.....................................  A-30
 Section 8.14 Extension of Time, Waiver, Etc..............................  A-30

                             Index of Defined Terms

Defined Term                                                    Section
------------                                            ------------------------
Acquisition Proposal...................................                   5.8(a)
affiliates.............................................               5.12, 8.11
Agreement..............................................             Introduction
Alcoa..................................................             Introduction
Alcoa Affiliated Group.................................                   4.9(a)
Alcoa and Merger Sub Agreements........................                   4.3(b)
Alcoa Certificates.....................................                   2.2(a)
Alcoa Class B Serial Preferred Stock...................                   4.2(a)
Alcoa Common Stock.....................................                 Recitals
Alcoa Disclosure Schedule..............................  Article IV Introduction
Alcoa Incentive Plans..................................                   4.2(a)
Alcoa Required Approvals...............................                   4.3(b)
Alcoa SEC Reports......................................                   4.4(e)
Alcoa Serial Preferred Stock...........................                   4.2(a)
CERCLA.................................................                   3.7(d)
Certificate of Merger..................................                      1.3
Certificates...........................................                   2.2(b)
Closing................................................                      1.2
Closing Date...........................................                      1.2
Code...................................................                 Recitals
Common Shares Trust....................................               2.2(g)(ii)
Company................................................             Introduction
Company Affiliated Group...............................                  3.11(a)
Company Agreements.....................................                   3.3(b)
Company Common Stock...................................                 Recitals
Company Disclosure Schedule............................ Article III Introduction
Company Employee.......................................                   5.6(b)
Company Plans..........................................                   3.8(a)
Company Policy.........................................                  5.10(b)
Company Preferred Stock................................                   3.2(a)
Company Representatives................................                      5.7
Company Required Approvals.............................                   3.3(b)
Company Second Preferred Stock.........................                   3.2(a)
Company SEC Reports....................................                   3.4(e)
Company Stock Options..................................                   5.6(a)
Company Stockholder Approval...........................                     3.13
control................................................                     8.11
control share acquisition..............................                      5.7
controlled by..........................................                     8.11
Costs..................................................                  5.10(a)
Current Company Group..................................                   3.9(a)
Current Alcoa Group....................................                  4.13(a)
DGCL...................................................                 Recitals
determination..........................................                     5.14
Disclosure Schedule....................................  Article IV Introduction
disqualified individual................................                  3.11(c)
Effective Time.........................................                      1.3
Environmental Claim....................................                3.7(f)(i)
Environmental Law......................................               3.7(f)(ii)

Defined Term                                                          Section
------------                                                        ------------
Environmental Permits..............................................       3.7(a)
Equity Plan........................................................    5.1(viii)
ERISA..............................................................       3.8(a)
ERISA Affiliate....................................................       3.8(a)
excess parachute payment...........................................      3.11(c)
Excess Shares......................................................   2.2(g)(ii)
Exchange Act.......................................................       3.3(b)
Exchange Agent.....................................................       2.2(a)
Exchange Fund......................................................       2.2(a)
Exchange Ratio.....................................................       2.1(b)
extremely hazardous wastes.........................................  3.7(f)(iii)
fair price.........................................................          5.7
GAAP...............................................................       3.4(e)
Governmental Consents..............................................       5.5(a)
Governmental Entity................................................       3.3(b)
hazardous materials................................................  3.7(f)(iii)
hazardous substances...............................................  3.7(f)(iii)
hazardous wastes...................................................  3.7(f)(iii)
Hazardous Materials................................................  3.7(f)(iii)
HSR Act............................................................       3.3(b)
incentive stock option.............................................       5.6(a)
Indemnified Parties................................................      5.10(a)
Intellectual Property..............................................      3.12(d)
interested stockholder.............................................       3.3(a)
IRS................................................................       3.8(b)
Lien...............................................................       3.1(b)
material...........................................................       3.1(a)
Material Adverse Effect............................................       3.1(a)
Merger.............................................................     Recitals
Merger Consideration...............................................       2.1(b)
Merger Sub......................................................... Introduction
moratorium.........................................................          5.7
NYSE...............................................................   2.2(g)(ii)
Past Company Group.................................................      3.13(a)
Past Alcoa Group...................................................       4.9(a)
Patents............................................................      3.12(d)
Person.............................................................         8.11
Preferred Stock....................................................       3.2(a)
Proxy Statement....................................................    5.4(b)(i)
Registration Statement.............................................          4.8
restricted hazardous wastes........................................  3.7(f)(iii)
Rights Agreement...................................................     Recitals
SEC................................................................       3.4(a)
Second Preferred Stock.............................................       3.2(a)
Securities Act.....................................................       3.3(b)
Shares.............................................................     Recitals
Significant Subsidiaries...........................................         8.11
single employer....................................................       3.8(a)
Special Meeting....................................................       5.4(a)
Subsidiaries.......................................................         8.11
Superior Proposal..................................................       5.8(a)

Defined Term                                                           Section
------------                                                         -----------
Surviving Corporation...............................................         1.1
Surviving Corporation Common Stock..................................      2.1(a)
Tax Return..........................................................     3.11(d)
Taxes...............................................................     3.11(d)
Termination Date....................................................         5.1
Termination Fee.....................................................         7.3
toxic pollutants.................................................... 3.7(f)(iii)
toxic substances.................................................... 3.7(f)(iii)
under common control with...........................................        8.11
Upstream Merger.....................................................        5.14
U.S. Company Plan...................................................      3.8(a)

   AGREEMENT AND PLAN OF MERGER, dated as of August 18, 1999 (the "Agreement"), among ALCOA INC., a Pennsylvania corporation ("Alcoa"), RLM ACQUISITION CORP., a Delaware corporation ("Merger Sub"), and REYNOLDS METALS COMPANY, a Delaware corporation (the "Company").

   WHEREAS, the Boards of Directors of Alcoa, Merger Sub and the Company deem advisable and in the best interests of their respective stockholders the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions provided for in this Agreement, whereby each outstanding share of common stock, no par value per share, of the Company (together with the rights associated with such shares issued pursuant to the Amended and Restated Rights Agreement, dated as of March 8, 1999 (the "Rights Agreement"), the "Company Common Stock" or the "Shares") will be converted into the right to receive shares of common stock, par value $1.00 per share, of Alcoa (the "Alcoa Common Stock"), upon the terms and subject to the conditions set forth in this Agreement;

   WHEREAS, the Board of Directors of the Company has unanimously by all members present approved the Merger and resolved and agreed to recommend that holders of Shares approve and adopt this Agreement and the Merger all in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

   WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger contemplated hereby qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code; and

   WHEREAS, the Boards of Directors of Alcoa (on its own behalf and as the sole stockholder of Merger Sub), Merger Sub and the Company have each approved this Agreement and the Merger in accordance with the Pennsylvania Business Corporation Law, in the case of Alcoa, and in accordance with the DGCL, in the case of each of Merger Sub and the Company, and upon the terms and conditions set forth in this Agreement.

   NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Alcoa, Merger Sub and the Company agree as follows:

                                   ARTICLE I

                                   The Merger

   Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation"). The Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature and shall be subject to all of the restrictions, disabilities, duties, debts and obligations of the Company and Merger Sub, all as provided in the DGCL.

   Section 1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date, or both, are agreed to in writing by the parties hereto. The Closing will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, unless another place is agreed to by the parties hereto.

   Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the parties hereto and specified in the

Certificate of Merger (the time at which the Merger becomes fully effective being hereinafter referred to as the "Effective Time").

   Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

   Section 1.5 Certificate of Incorporation; By-laws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article FIRST of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows:
  "FIRST: The name of the corporation is Reynolds Metals Company" and, as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation.


     (b) At the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

   Section 1.6 Directors; Officers of Surviving Corporation.

     (a) The directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

     (b) The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

                                   ARTICLE II

               Conversion of Securities; Exchange of Certificates

   Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Alcoa, Merger Sub or the Company:

     (a) Each Share that is owned by Alcoa shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each share that is owned by the Company shall be cancelled and retired.

     (b) Each issued and outstanding Share, other than Shares converted into Surviving Corporation Common Stock or cancelled and retired in accordance with Section 2.1(a), shall be converted into 1.06 (the "Exchange Ratio") shares of Alcoa Common Stock (such number of shares of Alcoa Common Stock being herein referred to as the "Merger Consideration"). All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and the certificates representing such Shares shall thereafter represent only the whole number of shares of Alcoa Common Stock equal to the Exchange Ratio multiplied by the number of Shares represented thereby, together with the right to receive cash in lieu of fractional shares of Alcoa Common Stock in accordance with Section 2.2(g), without interest.

     (c) Each issued and outstanding share of common stock, par value $.01 per share, of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of Surviving Corporation Common Stock.

   Section 2.2 Exchange of Certificates.

     (a) Exchange Agent. Alcoa shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of the Shares (other than Shares held by Alcoa and its Subsidiaries and the Company and its Subsidiaries) in connection with the Merger (the "Exchange Agent") to receive in trust from Alcoa as of the Effective Time for the benefit of such holders certificates ("Alcoa Certificates") representing the number of whole shares of Alcoa Common Stock deliverable pursuant to
  Section 2.1(b) in exchange for outstanding Shares (such shares of Alcoa Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Alcoa Common Stock being hereinafter referred to as the "Exchange Fund"). Alcoa shall make available to the Exchange Agent Alcoa Certificates for these purposes.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1(b) into the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Alcoa may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Alcoa, together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor an Alcoa Certificate representing that number of whole shares of Alcoa Common Stock which such holder has the right to receive pursuant to Section 2.1(b), certain dividends or other distributions in accordance with Section 2.2(f), and cash in lieu of any fractional share in accordance with Section 2.2(g), for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash payable upon the surrender of the Certificates. If the issuance of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such exchange shall have paid all transfer and other Taxes required by reason of the issuance to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

     (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law.

     (d) Termination of Fund; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Exchange Fund (including any interest received with respect thereto), and holders shall be entitled to look only to Alcoa and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of Alcoa Common Stock and any dividends or other distributions with respect to Alcoa Common Stock payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) Lost, Stolen or Destroyed Certificates. In the event any Certificates for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Alcoa, the posting by such Person of a bond in such sum as Alcoa may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 2.2(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

     (f) Dividends; Distributions. No dividends or other distributions with respect to Alcoa Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Alcoa Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(g), and all such dividends, other distributions and cash in lieu of fractional shares of Alcoa Common Stock shall be paid by Alcoa to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this
  Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of an Alcoa Certificate representing whole shares of Alcoa Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Alcoa Common Stock and the amount of any cash payable in lieu of a fractional share of Alcoa Common Stock to which such holder is entitled pursuant to Section 2.2(g), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Alcoa Common Stock. Alcoa shall make available to the Exchange Agent cash for these purposes.

     (g) No Fractional Shares. (i) No Alcoa Certificates or scrip representing fractional shares of Alcoa Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution by Alcoa shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Alcoa.

       (ii) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (A) the number of whole shares of Alcoa Common Stock delivered to the Exchange Agent by Alcoa pursuant to Section 2.2(a) over (B) the aggregate number of whole shares of Alcoa Common Stock to be distributed to holders of Shares pursuant to Section 2.2(b) (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent will, on behalf of former stockholders of the Company, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"), all in the manner provided in Section 2.2(g)(iii).

       (iii) The sale of the Excess Shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Shares, the Exchange Agent will hold such proceeds in trust for the holders of Shares (the "Common Shares Trust"). The Surviving Corporation will pay all commissions, transfer Taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent will determine the portion of the Common Shares Trust to which each holder of Shares is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Shares is entitled (after taking into account all Shares held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Shares are entitled.

       (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders of Shares subject to and in accordance with the terms of Section 2.2(b).

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Alcoa. Any interest and other income resulting from such investments shall be paid to Alcoa.

   Section 2.3 Adjustments to Prevent Dilution. In the event that Alcoa changes the number of outstanding shares of Alcoa Common Stock or the number of outstanding securities convertible or exchangeable into or exercisable for shares of Alcoa Common Stock prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, repurchase (other than in the ordinary course of business), or other similar transaction, or declares or pays any dividend or distribution (including of rights) other than any regular quarterly cash dividends, the Merger Consideration shall be equitably adjusted.

   Section 2.4 Section 16b-3. Alcoa, Merger Sub and the Company shall take all such steps as may be required to cause the transactions contemplated by this
Article II and Section 5.5 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Alcoa equity securities (including derivative securities) in connection with the Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time, will become a director or officer of Alcoa, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                                  ARTICLE III

                 Representations and Warranties of the Company

   Except as set forth on the schedule delivered by the Company to Alcoa prior to the execution and delivery of this Agreement (the "Company Disclosure Schedule"), and except as otherwise disclosed in Company SEC Reports, the Company represents and warrants to Alcoa and Merger Sub as set forth below:

   Section 3.1 Organization, Qualification, Etc.

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company or substantially delay consummation of the transactions contemplated by this Agreement or otherwise prevent the Company from performing its obligations hereunder. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Company or Alcoa, as the case may be, means a material adverse effect on the financial condition, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or Alcoa and its Subsidiaries, taken as a whole, as the case may be, excluding any such effect resulting from or arising in connection with (A) this Agreement, the transactions contemplated hereby or the announcement thereof, (B) changes or conditions generally affecting the industries in which the Company or Alcoa, as the case may be, operate (including metals or aluminum pricing) or (C) changes in general economic, regulatory or political conditions (and "material" and all other correlative terms shall have correlative meanings). The Company has delivered or made available to Alcoa copies of the certificate of incorporation and by-laws or other similar organizational documents for the Company. Such certificate of incorporation and by-laws are complete and correct and in full force and effect, and neither the Company nor any of its Significant Subsidiaries is in violation of any of the provisions of their respective certificates of incorporation, by-laws or similar organizational documents.

     (b) Each of the Company's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's Significant Subsidiaries has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted or presently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing or to have such governmental approvals would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. All the outstanding shares of capital stock of, or other ownership interests in, the Company's Significant Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests of any kind except as would not have a Material Adverse Effect (each, a "Lien"). Exhibit 21 to the Company's Annual Report on a Form 10-K for 1998 lists all the Company's Significant Subsidiaries as of the date hereof.

   Section 3.2 Capital Stock.

     (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, 20,000,000 shares of preferred stock, without par value, designated as "Preferred Stock" (the "Company Preferred Stock"), and 1,000,000 shares of preferred stock, par value $100.00 per share, designated as "Second Preferred Stock" (the "Company Second Preferred Stock"). As of July 30, 1999, (i) 62,887,628 shares of Company Common Stock are issued and outstanding; (ii) not more than 6,000,000 shares of Company Common Stock are subject to outstanding options issued under the Company's 1996 Nonqualified Stock Option Plan; (iii) 9,409,082 shares of Company Common Stock have been reserved for issuance under the Company's Equity Plans; (v) 11,341,216 shares of Company Common Stock are issued and held in the treasury of the Company; (vi) no shares of Company Preferred Stock are issued, outstanding or reserved for issuance, except for 2,000,000 shares of the Company Preferred Stock which have been designated as Series A Junior Participating Preferred Stock and reserved for issuance in connection with the Rights Agreement, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent; and (vii) no shares of Company Second Preferred Stock are issued, outstanding or reserved for issuance.

     (b) All the outstanding Shares are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in paragraph (a) above, except for the Company's obligations under the Rights Agreement, and except for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of the Company authorized, or as of the date of this Agreement issued or outstanding, (2) as of the date of this Agreement there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and (3) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other capital stock of the Company or any Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or other entity.

   Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

     (a) The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for obtaining the Company Stockholder Approval and the filing of the Certificate of Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has taken all appropriate action so that neither Alcoa nor Merger Sub will be an "interested stockholder" within the meaning of Section 203 of the DGCL by virtue of Alcoa, Merger Sub and the Company entering into this Agreement and consummating the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of Alcoa and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) Except for the filings, permits, authorizations, consents and approvals set forth in Section 3.3(b) of the Company Disclosure Schedule or as may be required under, and other applicable requirements of, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws and the DGCL (the "Company Required Approvals"), none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or similar organizational documents of the Company or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any federal, regional, state or local court, arbitrator, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether U.S. or foreign (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Company Agreements"), or (iv) violate any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and
  (iv) such violations, breaches or defaults which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Company or prevent or substantially delay the consummation of the transactions contemplated hereby.

   Section 3.4 Reports and Financial Statements. The Company has previously furnished or otherwise made available to Alcoa true and complete copies of:

     (a) the Company's Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for each of the years ended December 31, 1997 and 1998;

     (b) the Company's Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 1999 and June 30, 1999;

     (c) each definitive proxy statement filed by the Company with the SEC since December 31, 1997;

     (d) each final prospectus filed by the Company with the SEC since December 31, 1997, except any final prospectus on Form S-8; and

     (e) all Current Reports on Form 8-K filed by the Company with the SEC since January 1, 1998.

As of their respective dates or as amended or superceded thereafter, such reports, proxy statements and prospectuses (collectively with any amendments, supplements and exhibits thereto, the "Company SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1998, the Company has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

   Section 3.5 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature required to be set forth on a balance sheet of the Company under GAAP, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Company SEC Reports filed prior to the date hereof and (b) liabilities or obligations incurred in the ordinary course of business since the date of the Company's latest financial statements included in the Company SEC Reports, and (c) liabilities and obligations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

   Section 3.6 No Violation of Law. The businesses of the Company and its Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation of any Governmental Entity (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws), except (a) as described in the Company SEC Reports filed prior to the date hereof, and (b) for violations or possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   Section 3.7 Environmental Matters.

     (a) Except as set forth on Section 3.7 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental Entities which are required under any applicable Environmental Law in respect of its business or operations ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on the Company. Each of such Environmental Permits is in full force and effect, and each of the Company and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company.

     (b) Except as set forth on Section 3.7 of the Company Disclosure Schedule, there are no Environmental Claims pending, or to the knowledge of the Company threatened, against the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Person whose liability for any such Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law for which adequate reserves have not been established, that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

     (c) Except as set forth in Section 3.7(c) of the Company Disclosure Schedule and for matters as to which adequate reserves have been established therefor, to the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material, that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries, or to the knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which would not have a Material Adverse Effect on the Company.

     (d) Except as set forth in Section 3.7(d) of the Company Disclosure Schedule, to the knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA").

     (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its Subsidiaries, except for such Liens which would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no action of any Governmental Entity has been taken or, to the knowledge of the Company, is in process which could subject any of such properties to such Liens, except for any such action which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (f) As used in this Agreement:

       (i) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources, damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

       (ii) "Environmental Law" means any law or order of any Governmental Entity relating to the regulation or protection of human health or safety as it relates to Hazardous Materials or the environment or to emissions, discharges, releases or threatened releases of Hazardous Material, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment.

       (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, flammable materials, radioactive materials, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls; (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Entity under any Environmental Law.

   Section 3.8 Employee Benefit Plans; ERISA.

     (a) The term "Company Plan" means a deferred compensation, incentive compensation or equity compensation plan; a "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); or a "pension" plan, fund or program (within the meaning of section 3(2) of ERISA), in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, for the benefit of any employee or former employee of the Company or any Subsidiary (the "Company Plans"). The term "U.S. Company Plan" means a Company Plan that is not maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens with respect to the United States.

     (b) No U.S. Company Plan has been adopted since December 31, 1998, and no amendments have been made to any U.S. Company Plan since December 31, 1998.

     (c) Except as would not have a Material Adverse Effect, no liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

     (d) Except as would not have a Material Adverse Effect, each Company Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, and each U.S. Company Plan intended to be "qualified" within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.

     (e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of, compensation due any such employee or officer.

     (f) Except as would not have a Material Adverse Effect, there are no pending, threatened or anticipated claims by or on behalf of any U.S. Company Plan, by any employee or beneficiary covered under any such U.S. Company Plan, or otherwise involving any such U.S. Company Plan (other than routine claims for benefits).

     (g) No amounts payable under the Company Plans will be "excess parachute payments" within the meaning of Section 280G of the Code and the proposed Treasury regulations thereunder.

   Section 3.9 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports, since the date of the last filed 10-Q (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

   Section 3.10 Proxy Statement/Prospectus; Registration Statement. The Proxy Statement will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or, at the time of the Special Meeting or at the Effective Time, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which shall have become false or misleading in any material respect. None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective and at the time of the Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of Alcoa or Merger Sub for inclusion therein.

   Section 3.11 Tax Matters.

     (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member (a "Company Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve for would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No issue has been raised on any audit or examination and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group which if determined adversely would, individually or in the aggregate, have a Material Adverse Effect on the Company. All assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid except to the extent that any failures to pay would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The federal income Tax Returns of the Company Affiliated Group have been examined, and such examinations have been resolved, or the statute of limitations has expired, for all taxable years through 1991. Neither the Company nor any of its Subsidiaries has any liability under Treasury Regulation Section 1.1502-6 for U.S. federal income Taxes of any Person other than the Company and its Subsidiaries except to the extent of any liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (b) Neither the Company nor any Subsidiary of the Company has (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of the Company or any Subsidiary of the Company with respect to a taxable period for which the statute of limitations is still open, or (ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding, except for any such agreements, waivers or extensions that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There are no Liens relating to Taxes upon the assets of the Company or any Subsidiary of the Company other than Liens relating to Taxes not yet due and Liens that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary of the Company is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement in respect of Taxes (other than with respect to agreements solely between or among members of the consolidated group of which the Company is the common parent and agreements and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company). No consent under
  Section 341(f) of the Code has been filed with respect to the Company or any Subsidiary of the Company, other than consents which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     (c) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

   Section 3.12 Opinion of Financial Advisors. The Board of Directors of the Company has received the opinions of Merrill Lynch & Co. and Goldman Sachs & Co., dated the date of this Agreement, substantially to the effect that, as of such date, the Exchange Ratio to be offered by Alcoa in the Merger is fair to such holders from a financial point of view.

   Section 3.13 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

   Section 3.14 Rights Plan. The Company has duly amended the Rights Agreement so that the Rights Agreement will not be applicable to Alcoa, Merger Sub, this Agreement, the Merger or any other transaction contemplated by this Agreement, in each case to the extent provided for and made consistent with the terms of this Agreement.

                                   ARTICLE IV

             Representations and Warranties of Alcoa and Merger Sub

   Except as set forth on the schedule delivered by Alcoa to the Company prior to the execution of this Agreement (the "Alcoa Disclosure Schedule," and together with the Company Disclosure Schedule, the "Disclosure Schedule"), and except as otherwise disclosed on the Alcoa SEC Reports, Alcoa and Merger Sub represent and warrant to the Company as set forth below:

   Section 4.1 Organization, Qualification, Etc.

     (a) Each of Alcoa and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted or presently proposed to be conducted. Each of Alcoa and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa or delay consummation of the transactions contemplated by this Agreement or otherwise prevent Alcoa or Merger Sub from performing its obligations hereunder. Alcoa has delivered or made available to the Company copies of the articles of incorporation and by-laws for Alcoa and each of its Significant Subsidiaries and the certificate of incorporation and by-laws for Merger Sub. Such organizational documents are complete and correct and in full force and effect, and neither Alcoa nor any of its Significant Subsidiaries nor Merger Sub is in violation of any of the provisions of their respective articles or certificate of incorporation, or by-laws or similar organizational documents. Merger Sub is a wholly owned Subsidiary of Alcoa.

     (b) Each of Alcoa's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Alcoa's Significant Subsidiaries has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted or presently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing or to have such governmental approvals is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Alcoa.

   Section 4.2 Capital Stock.

     (a) The authorized capital stock of Alcoa consists of 600,000,000 shares of Alcoa Common Stock, 660,000 shares of $3.75 Cumulative Preferred Stock, par value $100.00 per share ("Alcoa Serial Preferred Stock") and 10,000,000 shares of Class B Serial Preferred stock, par value $1.00 per share ("Alcoa Class B Serial Preferred Stock"). As of July 31, 1999, (i) 366,753,484 shares of Alcoa Common Stock were issued and outstanding; (ii) 28,453,649 shares of Alcoa Common Stock were subject to outstanding options issued pursuant to Alcoa's existing stock incentive plans (the "Alcoa Incentive Plans"), and 47,409,056 shares of Alcoa Common Stock were reserved for issuance under the Alcoa Incentive Plans; (iii) no shares of Alcoa Common Stock were reserved for issuance under Alcoa's employees savings plans;
  (iv) no shares of Alcoa Common Stock were reserved for issuance under Alcoa's incentive compensation plan; (v) 27,942,442 shares of Alcoa Common Stock were issued and held in the treasury of Alcoa; (vi) 557,649 shares of Alcoa Serial Preferred Stock were issued and outstanding; and (vii) no shares of Alcoa Class B Serial Preferred Stock are issued and outstanding.

     (b) All the outstanding shares of Alcoa Common Stock and Alcoa Serial Preferred Stock are, and all shares to be issued as part of the Merger Consideration will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in paragraph (a) above, and except for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of Alcoa authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Alcoa, obligating Alcoa to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in Alcoa or securities convertible into or exchangeable for such shares or equity interests, or obligating Alcoa to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and (3) there are no outstanding contractual obligations of Alcoa to repurchase, redeem or otherwise acquire any capital stock of Alcoa.

   Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

     (a) Each of Alcoa and Merger Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Alcoa and Merger Sub and by Alcoa as the sole stockholder of Merger Sub, and other than the filing of the Certificate of Merger no other corporate proceedings on the part of Alcoa or Merger Sub (including their respective stockholders) are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Alcoa and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of each of Alcoa and Merger Sub, enforceable against each of Alcoa and Merger Sub in accordance with its terms.

     (b) Except for the filings, permits, authorizations, consents and approvals set forth in Section 4.3(b) of the Alcoa Disclosure Schedule or as may be required under, and other applicable requirements of the Securities Act, the Exchange Act, the HSR Act, state securities or blue sky laws and the filing of the merger certificate under the DGCL (the "Alcoa Required Approvals"), none of the execution, delivery or performance of this Agreement by Alcoa or Merger Sub, the consummation by Alcoa or Merger Sub of the transactions contemplated hereby or compliance by Alcoa or Merger Sub with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of Alcoa or the certificate of incorporation, by-laws or similar organizational documents of any of its Subsidiaries, including Merger Sub , (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Alcoa, any of its Subsidiaries or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound (the "Alcoa and Merger Sub Agreements"), or (iv) violate any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation applicable to Alcoa, any of its Subsidiaries or any of their respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Alcoa or prevent or substantially delay the consummation of the transactions contemplated hereby. Section 4.3(b) of the Alcoa Disclosure Schedule sets forth a list of all third party consents and approvals required to be obtained under Alcoa and Merger Sub Agreements prior to the consummation of the transactions contemplated by this Agreement.

   Section 4.4 Reports and Financial Statements. Alcoa has previously furnished or otherwise made available to the Company true and complete copies of:

     (a) Alcoa's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1997 and 1998;

     (b) Alcoa's Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 1999 and June 30, 1999;

     (c) each definitive proxy statement filed by Alcoa with the SEC since December 31, 1997;

     (d) each final prospectus filed by Alcoa with the SEC since December 31, 1997, except any final prospectus on Form S-8; and

     (e) all Current Reports on Form 8-K filed by Alcoa with the SEC since January 1, 1998.

As of their respective dates, such reports, proxy statements and prospectuses (collectively with any amendments, supplements and exhibits thereto, the "Alcoa SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Alcoa SEC Report was amended or was superseded by a later filed Alcoa SEC Report, none of the Alcoa SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Alcoa's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Alcoa SEC Reports (including any related notes and schedules) fairly present the financial position of Alcoa and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1997, Alcoa has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

   Section 4.5 No Undisclosed Liabilities. Neither Alcoa nor any of its Subsidiaries has any liabilities or obligations of any nature required to be set forth in a balance sheet of Alcoa under GAAP, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Alcoa SEC Reports filed prior to the date hereof, and (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of Alcoa's latest financial statements included in the Alcoa SEC Reports, which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Alcoa.

   Section 4.6 No Violation of Law. The businesses of Alcoa and its Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation of any Governmental Entity (provided that no representation or warranty is made in this Section 4.6 with respect to Environmental Laws), except (a) as described in the Alcoa SEC Reports filed prior to the date hereof and (b) for violations or possible violations which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Alcoa.

   Section 4.7 Environmental Matters.

     (a) Each of Alcoa and its Subsidiaries has obtained all Environmental Permits, except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on Alcoa. Each of such Environmental Permits is in full force and effect, and each of Alcoa and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Alcoa.

     (b) There are no Environmental Claims pending, or to the knowledge of Alcoa threatened, against Alcoa or any of its Subsidiaries, or, to the knowledge of Alcoa, any Person whose liability for any such Environmental Claim Alcoa or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, that, individually or in the aggregate, would have a Material Adverse Effect on Alcoa.

     (c) Except as set forth in Section 4.7(c) of the Alcoa Disclosure Schedule, to the knowledge of Alcoa, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material, that could form the basis of any Environmental Claim against Alcoa or any of its Subsidiaries, or to the knowledge of Alcoa against any Person whose liability for any Environmental Claim Alcoa or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Alcoa.

     (d) To the knowledge of Alcoa, no site or facility now or previously owned, operated or leased by Alcoa or any of its Subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA.

     (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Alcoa or any of its Subsidiaries, except for such Liens which would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa, and no action of any Governmental Entity has been taken or, to the knowledge of the Company, is in process which could subject any of such properties to such Liens, except for any such action which would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa.

   Section 4.8 Absence of Certain Changes or Events. Except as disclosed in the Alcoa SEC Reports, since the date of the last filed 10-Q (a) the businesses of Alcoa and its Subsidiaries have been conducted in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Alcoa.

   Section 4.9 Proxy Statement/Prospectus; Registration Statement. The Registration Statement on Form S-4 to be filed with the SEC by Alcoa in connection with the issuance of the Alcoa Common Stock pursuant to the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), and any other documents to be filed by Alcoa with the SEC or any other Government Entity in connection with the Merger and the other transactions contemplated hereby will (in the case of the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of filing with the SEC or, in the case of the

Registration Statement, at the time it becomes effective under the Securities Act, and on the date the Proxy Statement is first mailed to stockholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or, at the time of the Special Meeting or at the Effective Time, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which shall have become false or misleading in any material respect. Notwithstanding the foregoing, neither Alcoa nor Merger Sub makes any representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Company specifically for inclusion therein.

   Section 4.10 Tax Matters.

     (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of Alcoa, each of its Subsidiaries and each affiliated, combined, consolidated or unitary group of which Alcoa or any of its Subsidiaries is a member (an "Alcoa Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. All Taxes due and owing by Alcoa, any Subsidiary of Alcoa or any Alcoa Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve for would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. No issue has been raised on any audit or examination and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Alcoa, any Subsidiary of Alcoa or any Alcoa Affiliated Group which if determined adversely would, individually or in the aggregate, have a Material Adverse Effect on Alcoa. All assessments for Taxes due and owing by Alcoa, any Subsidiary of Alcoa or any Alcoa Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid except to the extent that any failures to pay would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. The federal income Tax Returns of the Alcoa Affiliated Group have been examined, and such examinations have been resolved, or the statute of limitations has expired, for all taxable years through 1992. Neither Alcoa nor any of its Subsidiaries has any liability under Treasury Regulation
  Section 1.1502-6 for U.S. federal income Taxes of any Person other than Alcoa and its Subsidiaries except to the extent of any liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. Alcoa and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa.

     (b) Neither Alcoa nor any Subsidiary of Alcoa has (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of Alcoa or any Subsidiary of Alcoa with respect to a taxable period for which the statute of limitations is still open, or (ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding, except for any such agreements, waivers or extensions that would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. There are no Liens relating to Taxes upon the assets of Alcoa or any Subsidiary of Alcoa other than Liens relating to Taxes not yet due and Liens that would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa. Neither Alcoa nor any Subsidiary of Alcoa is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement in respect of Taxes (other than with respect to agreements solely between or among members of the consolidated group of which Alcoa is the common parent and agreements and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on Alcoa). No consent under Section 341(f) of the Code has been filed with respect to Alcoa or any Subsidiary of Alcoa, other than consents which, individually or in the aggregate, would not have a Material Adverse Effect on Alcoa.

   Section 4.11 Opinion of Financial Advisor. The Board of Directors of Alcoa has received the opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, substantially to the effect that, as of such date, the Exchange Ratio to be offered by Alcoa in the Merger is fair to Alcoa from a financial point of view.

   Section 4.12 Ownership of Shares; Stockholder Vote. As of the date hereof, neither Alcoa nor Merger Sub is an "interested stockholder" of the Company, as such term is defined in Section 203 of the DGCL and neither of them owns any securities of the Company (except up to 100 Shares). No meeting or vote of any holders of any class or series of Alcoa capital stock is necessary for the approval, adoption or consummation by Alcoa of this Agreement or the transactions contemplated by this Agreement.

                                   ARTICLE V

                            Covenants and Agreements

   Section 5.1 Conduct of Business by the Company. The Company agrees that, from and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the "Termination Date"), and except as may be agreed in writing by the other parties hereto, as may be expressly permitted pursuant to this Agreement, as may be contemplated by the Company's capital budget or operating budget or as set forth in Section 5.1 of the Company Disclosure Schedule, the Company:

     (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business;

     (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those Persons having business dealings with the Company and its Subsidiaries;

     (iii) shall notify Alcoa of any emergency in the course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties if such emergency would have a Material Adverse Effect on the Company;

     (iv) shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (other than regularly quarterly cash dividends by the Company in an amount not to exceed $0.35 per Share per quarter declared and paid substantially in accordance with past practice, including establishment of record and payment dates);

     (v) shall not, and shall not permit any of its Subsidiaries to establish, enter into or amend any severance plan, agreement or arrangement or any Company Plan or increase the compensation payable or to become payable or the benefits provided to its officers or employees, other than as contemplated by any existing contract, employee benefit or welfare plan or policy, or in the ordinary course of business (1) with respect to employees who are not officers of the Company, and (2) with respect to annual bonuses and other incentive awards of employees including officers;

     (vi) except with respect to the Company's continuing restructuring plan, shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of securities except as contemplated by Section 5.8;

     (vii) shall not propose or adopt any amendments to its certificate of incorporation or by-laws (or other similar organizational documents);

     (viii) shall not, and shall not permit any of its Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, convertible securities, subscriptions, rights to purchase or otherwise), except for the issuance of Company Common Stock pursuant to options and grants outstanding as of the date hereof under any of the Company's 1999 Nonqualified Stock Option Plan, 1996 Nonqualified Stock Option Plan, 1992 Nonqualified Stock Option Plan, 1987 Nonqualified Stock Option Plan, Long Term Performance Share Plan, Stock Plan for Outside Directors and Restricted Stock Plan for Outside Directors and pursuant to the terms of the Company's Savings and Investment Plan for Salaried Employees, Hourly Savings Plan, Employee Savings Plan and Incentive Compensation Plan (each such plan, an "Equity Plan") or (2) options and other equity awards granted in the ordinary course of business consistent with past practice or pursuant to formula awards, in either case under an Equity Plan;

     (ix) shall not reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

     (x) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, (a) incur, assume or prepay any indebtedness or any other material liabilities for borrowed money or issue any debt securities other than as may be necessary or advisable in connection with the Company's capital and operating budget or to effectively manage cash flow, or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than Subsidiaries);

     (xi) shall not, and shall not permit any of its Subsidiaries to (or consent to any proposal by any Person in which the Company has an investment to), make or forgive any loans, advances or capital contributions to, or investments in, any other Person (including any intercompany loans, advances or capital contributions to, or investments in, any affiliate) other than in the ordinary course of business or as may be required by existing obligations;

     (xii) shall not, and shall not permit any of its Subsidiaries to, (a) sell, lease, license or otherwise subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business and other than in connection with transactions permitted by subsection (x) above or in connection with the receivables securitization previously approved by the Company's Board; (b) modify, amend or terminate any of its material contracts or waive, release or assign any material rights (except in the ordinary course of business); or (c) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be cancelled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration except in the ordinary course of business;

     (xiii) shall not, and shall not permit any of its Subsidiaries to change any of the financial accounting methods used by it unless required by GAAP; and

     (xiv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would (y) make any representation or warranty in Article III hereof untrue or incorrect, or (z) result in any of the conditions to the Merger set forth in Article VI hereof not being satisfied.

   Section 5.2 Alcoa Interim Operations. Except as set forth in Section 5.2 of the Alcoa Disclosure Schedule, or as otherwise expressly contemplated hereby, without the prior consent of the Company, from the date hereof until the Effective Time, Alcoa shall, and shall cause each of its Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice and use all reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its key officers and key employees, (iii) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required for Alcoa or any of its Subsidiaries to carry on its business and (iv) preserve existing relationships with its material partners, lenders, suppliers and others having material business relationships with it so that the business of Alcoa and its

Subsidiaries shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, except as set forth in the above-mentioned written disclosure or as otherwise expressly contemplated by this Agreement, from the date hereof until the Effective Time, without the prior written consent of the Company, Alcoa shall not, nor shall it permit any Subsidiary to:

     (a) amend Alcoa's articles of incorporation or by-laws;

     (b) amend any material terms of the shares of Alcoa Common Stock;

     (c) split, combine, subdivide or reclassify any shares of Alcoa Common Stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Alcoa Common Stock, except for (i) regular quarterly cash dividends,
  (ii) regular dividends on any future series of preferred stock pursuant to the terms of such securities, or (iii) dividends paid by any Subsidiary to Alcoa or any Subsidiary that is, directly or indirectly, wholly owned by Alcoa;

     (d) take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company or Alcoa to consummate the transactions contemplated by this Agreement;

     (e) change (i) its methods of accounting or accounting practices in any material respect except as required by concurrent changes in GAAP or by law or (ii) its fiscal year;

     (f) enter into or acquire any new line of business that (i) is material to Alcoa and its Subsidiaries, taken as a whole, and (ii) is not strategically related to the current business or operations of Alcoa and its Subsidiaries;

     (g) incur indebtedness outside of the ordinary course or for acquisitions unless, in the reasonable judgment of Alcoa, such incurrence is not reasonably likely to result in the rating accorded Alcoa's senior debt by Moody's Investor's Service and Standard & Poor's Rating Services to be non-investment grade;

     (h) engage in any (i) merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction unless the shareholders of Alcoa prior to such transaction own, directly or indirectly, a majority of the equity interests in the surviving or resulting corporation, (ii) transaction as a result of which any third party acquires, directly or indirectly, an equity interest representing greater than 25% of the voting securities of Alcoa or any of its Significant Subsidiaries or (iii) disposition, directly or indirectly, of assets, securities or ownership interests representing 15% or more of the total assets of Alcoa and its Subsidiaries taken as a whole;

     (i) take any action that would make any representation or warranty of Alcoa hereunder inaccurate in any material respect at the Effective Time; or

     (j) agree or commit to do any of the foregoing.

   Section 5.3 Access; Confidentiality.

     (a) Except for competitively sensitive information and subject to legal and contractual restrictions, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other authorized representatives of Alcoa reasonable access during normal business hours upon reasonable notice, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its properties, offices, employees, contracts, commitments, books and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall (and shall cause each of its Subsidiaries to) furnish to Alcoa such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as Alcoa may from time to time reasonably request. Alcoa and Merger Sub will make all reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for data and information hereunder. Alcoa shall afford to the officers, employees, accountants, counsel and other authorized representatives of the Company reasonable access during normal business hours upon reasonable notice, to its officers and accountants to the extent reasonably necessary in connection with the preparation of the Proxy Statement. No investigation pursuant to this
  Section 5.3(a) shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All requests for access and information shall be coordinated through senior executives of the parties to be designated.

     (b) Alcoa will not, and will cause its officers, employees, accountants, counsel and representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Pending consummation of the transactions herein contemplated, Alcoa will keep confidential, and will cause its officers, employees, accountants, counsel and representatives to keep confidential, all information and documents obtained pursuant to this
  Section 5.3 unless such information (i) was already known to it, (ii) becomes available to it from other sources not known by it to be bound by a confidentiality obligation, (iii) is independently acquired by it as a result of work carried out by any of its employees or representatives to whom no disclosure of such information has been made, or (iv) is disclosed with the prior written approval of the other party. Upon any termination of this Agreement, Alcoa will, upon request, collect and deliver to the Company all documents obtained by it or any of its officers, employees, accountants, counsel and representatives then in their possession and any copies thereof. Alcoa and its representatives shall not contact any distributors, suppliers, employees or customers of the Company in connection with or in discussion of the transactions contemplated hereby without the Company's prior consent.

   Section 5.4 Special Meeting; Proxy Statement; Registration Statement.

     (a) As promptly as practicable following the date of this Agreement, the Company, acting through its Board of Directors, shall, in accordance with applicable law duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of this Agreement;

     (b) As promptly as practicable following the date of this Agreement, the Company shall:

       (i) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and (x) obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Alcoa, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendments or supplements thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC, provided that no amendments or supplements to the Proxy Statement will be made by the Company without consultation with Alcoa and its counsel, and (y) use its reasonable best efforts to obtain the necessary approvals of the Merger and this Agreement by its stockholders; and

       (ii) unless this Agreement has been terminated in accordance with
    Article VII and subject to fiduciary duties and Section 5.8(a), include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of this Agreement.

Alcoa will cooperate with respect to the Company' efforts respecting the foregoing and provide all appropriate information promptly.

     (c) As promptly as practicable following the date of this Agreement, Alcoa shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement shall be included as a prospectus, and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Alcoa shall obtain and furnish the information required to be included by the SEC in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement and cause the prospectus included therein, including any amendments or supplements thereto, to be mailed to the Company's stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC, provided that no amendments or supplements to the Registration Statement will be made by Alcoa without consultation with the Company and its counsel. Alcoa shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Alcoa Common Stock in the Merger. Alcoa shall take all action necessary to cause the representations in Section 4.4 to be true and correct at all applicable times with respect to the Registration Statement.

   Section 5.5 Further Action; Reasonable Best Efforts.

     (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including, but not limited to, (i) cooperating in the preparation and filing of the Proxy Statement, the Registration Statement, any required filings under the HSR Act or under any foreign antitrust, competition or trade regulation law, regulation or statute, and any amendments to any thereof, (ii) promptly making all required regulatory filings and applications including, without limitation, responding promptly to requests for further information, to obtain all licenses, permits, consents, clearances, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger ("Governmental Consents"), (iii) defending through litigation on the merits any antitrust, trade regulation or competition claim asserted in any court by any Governmental Entity, including, but not limited to, defending against any request for, or seeking to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay consummation of the Merger, and (iv) divesting such plants, assets or businesses of Alcoa or the Company or any of their respective Subsidiaries (including entering into customary ancillary agreements on commercially reasonable terms relating to any such divestiture of such assets or businesses) as may be required in order to avoid the filing of a lawsuit by any Governmental Entity seeking to enjoin the Merger, or the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the consummation of the Merger; provided, however, that Alcoa shall not be required to take any actions in connection with, or agree to, any hold separate order, sale, divestiture, or disposition of plants, assets and businesses of Alcoa and its Subsidiaries or the Company and its Subsidiaries that accounted in the aggregate for more than 2 % of the combined sales of Alcoa and the Company in fiscal year 1998. At the request of Alcoa, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action shall be conditioned upon the consummation of the Merger.

     (b) The Company and Alcoa shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining Governmental Consents, including, without limitation: (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement,
  (ii) permitting the other party to review and discuss in advance, and considering in good faith the views of one another in connection with, any proposed written (or any material proposed oral) communication with any Governmental Entity, (iii) not participating in any meeting with any Governmental Entity unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party the opportunity to attend and participate thereat, (iv) furnishing the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to this Agreement and the Merger, and (v) furnishing the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. The

  Company and Alcoa may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section as "outside counsel only." Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Alcoa as the case may be) or its legal counsel.

   Section 5.6 Employee Stock Options and Other Employee Benefits.

     (a) Simultaneously with the Merger, (i) each outstanding option (the "Company Stock Options") to purchase or acquire a share of Company Common Stock under employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by the Company (the "Company Option Plans") shall be converted into an option to purchase the number of shares of Alcoa Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Company Common Stock which could have been issued prior to the Effective Time upon the exercise of such option, at an exercise price per share (rounded upward to the nearest cent) equal to the exercise price for each share of Company Common Stock subject to such option divided by the Exchange Ratio, and all references in each such option to the Company shall be deemed to refer to Alcoa, where appropriate, provided, however, that with respect to any Option which is an "incentive stock option", within the meaning of Section 422 of the Code, the adjustments provided in this Section 5.6 shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of Section 424(a) of the Code, and (ii) Alcoa shall assume the obligations of the Company under the Company Option Plans. The other terms of each such option, and the plans under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration. At or prior to the Effective Time, Alcoa shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Alcoa Common Stock for delivery upon exercise of Company Stock Options assumed by it in accordance with this Section 5.6. As soon as practicable after the Effective Time, if necessary, Alcoa shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the Alcoa Common Stock subject to such Company Stock Options, and shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Company Stock Options remain outstanding.

     (b) For the period through and including December 31, 2001, Alcoa shall, or shall cause the Surviving Corporation and its subsidiaries to, maintain employee benefit plans, programs and arrangements for each individual who was an employee or retiree of the Company or any Subsidiary immediately prior to the Effective Time and is after the Effective Time an employee or retiree of Alcoa, the Surviving Corporation, any Subsidiary or any other affiliate of Alcoa, which are, in the aggregate, no less favorable than those provided by the Company and its Subsidiaries as of immediately before the Effective Time. Each person who is an employee or former employee of the Company or its Subsidiaries immediately prior to the Effective Time (a "Company Employee") shall be given credit for all service with the Company (and service credited by the Company) prior to the Effective Time, using the same methodology utilized by the Company as of immediately before the Effective Time for crediting service and determining levels of benefits, under (i) all employee benefit plans, programs and arrangements maintained by or contributed to by Alcoa and its Subsidiaries (including, without limitation, the Surviving Corporation) in which such Company Employees become participants for purposes of eligibility to participate, vesting and determination of level of benefits (excluding, however, benefit accrual under any defined benefit plans), and (ii) severance plans for purposes of calculating the amount of each Company Employee's severance benefits. Alcoa and the Surviving Company shall (x) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such Company Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the

  Effective Time under any welfare benefit plan maintained for the Company Employees immediately prior to the Effective Time, and (y) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time. Without limiting the generality of the foregoing: (i) Alcoa shall, and shall cause the Surviving Corporation and its subsidiaries to, assume and honor the Company's Severance Plan for Salaried Employees, all other Company Plans, all employment, consulting, termination and severance agreements and all other employee benefit plans, funds, programs, agreements and arrangements, in each case in accordance with their terms; (ii) for the period through and including December 31, 2001, Alcoa shall, or shall cause the Surviving Corporation and its Subsidiaries to, maintain retiree medical benefits for employees and former employees of the Company and its Subsidiaries that are no less favorable than those provided immediately before the Effective Time.

   Section 5.7 Takeover Statute. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Alcoa and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

   Section 5.8 Solicitation by the Company.

     (a) From and after the 30th day following the date of this Agreement, neither the Company nor any of its Subsidiaries nor any of the officers and directors of any of them shall, and the Company shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (the Company, its Subsidiaries and their respective officers, directors, employees, agents and representatives being the "Company Representatives") not to, directly or indirectly, initiate, solicit or encourage any inquiries (by way of furnishing information or otherwise) or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or any purchase or sale of the consolidated assets (including without limitation stock of Subsidiaries) of it or any of its Subsidiaries, taken as a whole, having an aggregate value equal to 20% or more of its market capitalization, or any purchase or sale of, or tender or exchange offer for, 20% or more of its equity securities (any such proposal or offer being referred to as an "Acquisition Proposal"). Neither the Company nor any of its Subsidiaries nor any of their respective officers and directors shall, and the Company shall direct and use its reasonable best efforts to cause the Company Representatives not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to or in contemplation of an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent either the Company or its Board of Directors from (A) taking any action, or causing the Company Representatives to take any action, within the 30 days immediately following the date of this Agreement with respect to any actual or potential Acquisition Proposal, including directly or indirectly initiating, soliciting, encouraging or facilitating (including by furnishing information or otherwise) any Acquisition Proposal or entering into discussions or negotiations with any Person with respect to any Acquisition Proposal; (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or changing its recommendation; (C) engaging in any discussions or negotiations with or providing any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person; or (D) recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company; provided further that the actions referred to in clause (C) shall be permissible only if and to the extent that the Board of Directors of the Company concludes in good faith (after consultation with its outside legal counsel and its financial advisor) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal, including the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal").

     (b) Following the 30th day after the date of this Agreement, the Company shall immediately cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company shall take the necessary steps promptly to inform each Company Representative of the obligations undertaken in
  Section 5.7(a). Following the 30th day after the date of this Agreement, the Company shall notify Alcoa promptly (in any event, within 24 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any Company Representative indicating, in connection with such notice, the name of such Person making such inquiry, proposal, offer or request and the substance of any such inquiries, proposals or offers. The Company thereafter shall keep Alcoa informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers and the status of any such inquiries, proposals or offers and the status of any such discussions or negotiations. On the 30th day after the date of this Agreement, the Company will promptly request each Person that has theretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information theretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

     (c) At the meeting of the Company's Board of Directors at which this Agreement was considered, authorized and approved, held August 18, 1999, the Board of Directors of the Company unanimously by all members present declared it advisable that the Company's stockholders approve this Agreement. Notwithstanding any subsequent determination by the Board of Directors of the Company to change such recommendation, unless it has been terminated in accordance with Section 7.1, this Agreement shall be submitted to the stockholders of the Company at the Special Meeting for the purpose of obtaining the Company Stockholder Approval and nothing herein shall be deemed to relieve the Company of such obligation.

   Section 5.9 Public Announcements. Alcoa and the Company agree that neither one of them will issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other party (which approval will not be unreasonably withheld), except as may be required by applicable law or the rules of the NYSE.

  Section 5.10 Indemnification; Insurance. (a) From and after the Effective Time, Alcoa will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the same extent that such Indemnified Party is currently indemnified by the Company or such Subsidiary under the certificate or articles of incorporation or by-laws or other organizational documents, agreements or policies of the Company or such Subsidiary in effect on the date hereof.

     (b) For six years from the Effective Time, Alcoa shall maintain in effect the Company's current directors' and officers' liability insurance policy (the "Company Policy") covering those persons who are currently covered by the Company Policy; provided, however, that in no event shall Alcoa be required to expend in any one year an amount in excess of the annual premiums currently paid by the Company for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceeds such amount, Alcoa shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, that Alcoa may meet its obligations under this paragraph by covering the above persons under Alcoa's insurance policy or policies on the terms described above.

   Section 5.11 Additional Reports and Information.

     (a) The Company shall furnish to Alcoa copies of all reports of the type referred to in Section 3.4 which it files with the SEC on or after the date hereof, and the Company represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, recurring year-end adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

     (b) Alcoa shall furnish to the Company copies of all reports of the type referred to in Section 4.4 which it files with the SEC on or after the date hereof, and Alcoa represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Alcoa and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, recurring year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

   Section 5.12 Affiliates. At the time the Proxy Statement is mailed to stockholders of the Company, the Company shall deliver to Alcoa a list identifying, to the best of the Company's knowledge, all persons who will be, at the time of the Company Stockholder Approval, deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall advise Alcoa of any additions or deletions to or from such list from time to time thereafter. The Company shall use its reasonable best efforts to cause each such person to deliver to Alcoa at least 30 days prior to the Closing Date a written "affiliates" agreement in customary form and substance.

   Section 5.13 NYSE Listing. Alcoa shall use its best efforts to cause the shares of Alcoa Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

   Section 5.14 Tax-Free Reorganization. Alcoa and the Company intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Alcoa and the Company shall each use all reasonable efforts to cause the Merger to so qualify. The parties agree and acknowledge that if (i) Alcoa has, not later than three days prior to the Effective Time, provided written notice to the Company of its intention to merge the Surviving Corporation with and into Alcoa with Alcoa surviving the merger (the "Upstream Merger") and (ii) the Company consents to the Upstream Merger, which consent shall not be unreasonably withheld, then the Upstream Merger shall occur immediately following the Effective Time. Neither Alcoa nor the Company shall knowingly take any action, or knowingly fail to take any action, that would cause the Merger or the Upstream Merger (if the Upstream Merger occurs) not to qualify as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code. No representation or warranty is made as to any filings, notices or consents which may be necessary in connection with the Upstream Merger, and the failure to obtain any such consents shall not affect the conditions to the Closing or constitute a basis for delay with respect to the Closing.

                                   ARTICLE VI

                            Conditions to the Merger

   Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) The Company Stockholder Approval shall have been obtained.

     (b) No statute, rule, regulation, executive order, decree, ruling or permanent injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits the consummation of the Merger substantially on the terms contemplated hereby; provided that the party seeking to rely upon this condition has fully complied with and performed its obligations pursuant to Section 5.3.

     (c) The applicable waiting period under the HSR Act shall have expired or been terminated.

     (d) The shares of Alcoa Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     (e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

   Section 6.2 Conditions to Obligation of Alcoa and Merger Sub to Effect the Merger. The obligation of Alcoa and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Alcoa:

     (a) Alcoa shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Alcoa, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of Alcoa, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 6.2(a) shall not be waivable after receipt of the Company Stockholder Approval referred to in Section 6.1(a), unless further stockholder approval is obtained with appropriate disclosure.

     (b) The representations and warranties of the Company set forth in this Agreement shall be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which shall be true and correct as of such specific date or as of the date hereof, respectively), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     (c) The Company shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

     (d) The Company shall have furnished a certificate of an officer to evidence compliance with the conditions set forth in Section 6.2(b) and (c) of this Agreement.

   Section 6.3 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

     (a) The Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz, tax counsel to the Company, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of Alcoa, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this
  Section 6.3(a) shall not be waivable after receipt of the Company Stockholder Approval referred to in Section 6.1(a), unless further stockholder approval is obtained with appropriate disclosure.

     (b) The representations and warranties of Alcoa and Merger Sub set forth in this Agreement shall be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which shall be true and correct as of such specific date or as of the date hereof, respectively), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on Alcoa.

     (c) Alcoa and Merger Sub shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed and complied with by them on or prior to the Closing Date.

     (d) Alcoa and Merger Sub shall have furnished a certificate of their respective officers to evidence compliance with the conditions set forth in
  Section 6.3(b) and (c) of this Agreement.

                                  ARTICLE VII

                                  Termination

   Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval:

     (a) by the mutual written consent of the Company and Alcoa;

     (b) by either Alcoa or the Company, if the Merger has not been consummated by August 30, 2000, provided that such date shall automatically be extended until February 28, 2001 if, on August 30, 2000, the waiting period under the HSR Act has not expired or been terminated or any injunction, order or decree shall prohibit or restrain consummation of the Merger and provided further that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure to consummate the Merger by such date;

     (c) by either Alcoa or the Company if (i) a statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Entity prohibiting the consummation of the Merger substantially on the terms contemplated hereby; or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c)(ii) shall have used its reasonable best efforts to remove such order, decree, ruling or injunction and shall not be in violation of
  Section 5.5;

     (d) by the Company, if the Board of Directors of the Company has provided written notice to Alcoa that the Company intends to enter into a binding written agreement for a Superior Proposal; provided, however, that:
  (i) the Company shall have complied with Section 5.8 hereof in all material respects; (ii) the Board of Directors of the Company shall have reasonably concluded in good faith, prior to giving effect to any offer which may be made to the Company by Alcoa pursuant to clause (iv) below, in consultation with its financial advisors and outside counsel, that such proposal is a Superior Proposal; (iii) the Company shall have (A) notified Alcoa in writing of its receipt of such Superior Proposal, (B) further notified Alcoa in such writing that the Company intends to enter into a binding agreement with respect to such Superior Proposal subject to clause
  (iv) below and (C) attached the most current written version of such Superior Proposal (or a summary containing all material terms and conditions of such Superior Proposal) to such notice; and (iv) Alcoa does not make, within three calendar days after receipt of the Company's written notice pursuant to clause (iii) above, an offer that the Board of Directors of the Company shall have reasonably concluded in good faith in consultation with its financial advisors and outside counsel is more favorable to the shareholders of the Company than the Superior Proposal; or

     (e) by Alcoa or the Company, if after the Company convenes and holds the Special Meeting and certifies the vote with respect to the Merger the Company's stockholders have voted against granting the Company Stockholder Approval.

   Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate and be of no further force and effect (except for the provisions of Sections 5.3, 7.3 and 8.2), and there shall be no other liability on the part of Alcoa, Merger Sub or the Company except liability arising out of a willful breach of this Agreement.

   Section 7.3 Termination Fee. In the event that (i) this Agreement shall have been terminated pursuant to Section 7.1(d) or (ii) an Acquisition Proposal for the Company shall have been publicly announced and, following such announcement, this agreement is terminated pursuant to Section 7.1(e) and, within 12 months of such termination, such Acquisition Proposal is consummated, then the Company shall promptly, but in no event later than two days after the date of such termination, pay to Alcoa a fee equal to $100 million (the "Termination Fee"), payable by wire transfer of same day funds. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Alcoa and Merger Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.3, and, in order to obtain such payment, Alcoa commences a suit which results in a judgment against the Company for the fee set forth in this
Section 7.3, the Company shall pay to Alcoa its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

                                  ARTICLE VIII

                                 Miscellaneous

   Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

   Section 8.2 Expenses. Except as otherwise expressly contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

   Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto.

   Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

   Section 8.5 Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.5:

   To Alcoa or Merger Sub:

     Alcoa Inc.
     201 Isabella Street
     Pittsburgh, Pennsylvania 15212-5858
     Attention: Lawrence R. Purtell, Esq.
     Telecopy: (412) 553-3200

   copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     919 Third Avenue
     New York, New York 10022
     Attention: J. Michael Schell, Esq.
               Margaret L. Wolff, Esq.
     Telecopy: (212) 735-2000

   To the Company:

     Reynolds Metals Company
     6601 West Broad Street
     P.O. Box 27003
     Richmond, Virginia 23261-7003
     Attention: Corporate Secretary
     Telecopy: (804) 281-3740

   copy to:

     Wachtell, Lipton, Rosen & Katz
     51 West 52nd Street
     New York, New York 10019
     Attention: Andrew R. Brownstein, Esq.
     Telecopy: (212) 403-2000

   Section 8.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, all or any of its rights and interests hereunder to Alcoa or to any direct or indirect wholly owned Subsidiary of Alcoa. Alcoa hereby unconditionally guarantees all obligations hereunder of Merger Sub or any of its permitted assignees. Subject to the first sentence of this Section 8.6, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment not permitted under this Section 8.6 shall be null and void.

   Section 8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

   Section 8.8 Enforcement of Agreement. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this

Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

   Section 8.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement together with the Disclosure Schedule and exhibits hereto constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and except for the provisions of Section 5.9 hereof, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

   Section 8.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

   Section 8.11 Definitions. References in this Agreement to (a) "Subsidiaries" of the Company or Alcoa shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by the Company or Alcoa or in which the Company or Alcoa has the right to elect a majority of the members of the board of directors or other similar governing body; (b) "Significant Subsidiaries" shall mean Subsidiaries which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act;
(c) "affiliates" shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; and (d) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Entity. As used in the definition of "affiliates," "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. "Including," as used herein, shall mean "including, without limitation."

   Section 8.12 Finders or Brokers. Except for Merrill Lynch & Co. and Goldman, Sachs & Co. with respect to the Company, and Credit Suisse First Boston Corporation with respect to Alcoa, neither the Company nor Alcoa nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

   Section 8.13 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, with respect to any of the terms contained in this Agreement; provided, however that following the Company Stockholder Approval there shall be no amendment or change to the provisions hereof which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or other change requiring stockholder approval without further approval by the stockholders of the Company.

   Section 8.14 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any of the obligations or acts of any other party hereto; (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of Section 8.13 waive compliance with any of the agreements or conditions of any other party hereto contained herein. Notwithstanding the foregoing no failure or delay by the Company, Alcoa or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          ALCOA INC.

                                             /s/ Alain J.P. Belda
                                          By: _________________________________
                                             Name: Alain J.P. Belda
                                             Title:President and
                                                   Chief Executive Officer

                                          RLM ACQUISITION CORP.

                                             /s/ Richard B. Kelson
                                          By: _________________________________
                                             Name: Richard B. Kelson
                                             Title:Executive Vice President
                                                   and Treasurer

                                          REYNOLDS METALS COMPANY

                                             /s/ Jeremiah J. Sheehan
                                          By: _________________________________
                                             Name: Jeremiah J. Sheehan
                                             Title:Chairman of the Board
                                                   and Chief Executive Officer

                                                                         Annex B

       [LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

                                August 18, 1999

Board of Directors
Reynolds Metals Company
6601 West Broad Street.
Richmond, Virginia 23261-7003

Members of the Board of Directors:

   Reynolds Metals Company (the "Company"), Alcoa Inc. (the "Acquiror") and RLM Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), have entered into an Agreement and Plan of Merger, dated as of August 18, 1999 (the "Agreement"), pursuant to which the Acquisition Sub will be merged with the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, no par value (the "Company Shares"), will be converted into the right to receive 1.06 shares (the "Exchange Ratio") of the common stock of the Acquiror, par value $1.00 per share (the "Acquiror Shares").

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

   In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger furnished to us by the Company;

  (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above, as well as its business and prospects before and after giving effect to the Merger and the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger, and conducted discussions with members of senior management and representatives of the Acquiror concerning the matters described in clause 1 above relating to the Acquiror, as well as its business and prospects before and after giving effect to the Merger (in the case of the future prospects of the Acquiror, we were informed by the Acquiror that we could rely on public analysts consensus estimates of the Acquirors future earnings as the most reasonable estimates for purposes of this opinion);

  (4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed the potential pro forma impact of the Merger;

  (9) Reviewed the Agreement; and

  (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. As you are aware, the Acquiror did not make available to us its projections of expected future performance. With respect to the financial forecast information and the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

   We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and financing services to the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

   We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement or consummation of the Merger, as the case may be.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                          Smith
                                                     Incorporated

                                                                         Annex C

                      [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

August 18, 1999

Board of Directors
Reynolds Metals Company
6601 W. Broad St.
Richmond, VA 23261

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, no par value (the "Shares"), of Reynolds Metals Company (the "Company") of the exchange ratio of 1.06 shares of Common Stock, par value $1.00 per share ("Buyer Common Stock"), of Alcoa Inc. ("Buyer") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of August 18, 1999, among Buyer, RLM Acquisition Corp. and the Company (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Buyer from time to time, including having acted as a co-managing underwriter of the public offering in January 1998 of $300 million principal amount of Buyers 6.75% Bonds due 2028, and may provide investment banking services to Buyer in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1998; Annual Reports to Shareholders and Annual Reports on Form 10-K of Buyer for the five years ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Buyer; certain other communications from the Company to its stockholders and Buyer to its shareholders; certain internal financial analyses and forecasts for the Company prepared by its management; and certain cost savings and operating synergies projected by the managements of the Company and Buyer to result from the transaction contemplated by the Agreement. We also have held discussions with members of the senior management of the Company and Buyer regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Buyer Common Stock, compared certain financial and stock market information for the Company and Buyer with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the aluminum and packaging industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. As you are aware, Buyer did not make available to us its projections of expected future performance. Accordingly, our review of such information for purposes of rendering our opinion was limited to discussions with management of Buyer of certain research analysts estimates of Buyer. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Buyer or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Buyer or on the contemplated benefits of the transaction contemplated by the Agreement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

               PART II -- Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers.

   Article V of the Bylaws of Alcoa provides that Alcoa shall indemnify, under specified circumstances, persons who were or are directors, officers or employees of Alcoa or who served or serve other business entities at the request of Alcoa. Under these Bylaw provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or other disinterested person selected by the Board of Directors determined that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Alcoa, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by Alcoa if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not to be indemnified pursuant to Article V.

   The foregoing Bylaw provisions generally parallel Section 1741 and 1745 of the Pennsylvania Business Corporation Law ("PBCL"). Section 1746 and the Bylaws both also provide that the indemnification provided for shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

   Section 1746 of the PBCL and the Bylaws provide for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   Section 1713 of the PBCL also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the director has breached or failed to perform his or her duties and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director's responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

   Alcoa's Articles and Bylaws were amended by the shareholders to implement the increased protections made available under the PBCL as described in the preceding paragraph. Article VIII of the Bylaws provides that, except as prohibited by law, every director of Alcoa shall be entitled as of right to be indemnified by Alcoa for expenses and any and all liability paid or incurred by such person by reason of such person being or having been a director of Alcoa. Expenses incurred with respect to any claim may be advanced by Alcoa, subject to certain exceptions. The shareholders have also approved a form of indemnity agreement. Alcoa has entered into such an indemnity agreement with each of its current directors.

   Alcoa has purchased a three-year insurance policy with an aggregate limit of $100 million, with certain specified deductible amounts. The policy provides coverage for various executive and corporate risks, including liability of directors and officers. The policy has an expiration date of October 1, 2000 and provides liability insurance and reimbursement coverage for Alcoa, and its directors and officers, which is permitted by Section 1747 of the PBCL.

   The Alcoa Articles provide that except as prohibited by law, Alcoa may indemnify any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) and may take such steps as may be deemed appropriate by the Board of Directors, including purchasing and maintaining insurance, entering into contracts (including, without limitation, contracts of indemnification between the corporation and its directors and officers), creating a trust fund, granting security interests or using other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect such indemnification. Alcoa's Bylaws provide for indemnification of such persons to the fullest extent permitted by law.

   The Alcoa Articles also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania permit elimination or limitation of the liability of directors, no director of the corporation shall be personally liable for monetary damages for any action taken, or any failure to take any action.

Item 21. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

     See Exhibit Index.

   (b) Financial Statement Schedules.

     None.

   (c) Item 4(b) Information.

     The opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are attached as Annexes B and C, respectively, to the proxy statement and prospectus.

Item 22. Undertakings.

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder, through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of

1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (c) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (f) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on December 30, 1999.

                                          ALCOA INC.

                                          By: /s/ Richard B. Kelson
                                            ___________________________________
                                            Name: Richard B. Kelson
                                            Title: Executive Vice President
                                         and
                                                 Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 30, 1999.

                   Signature                                 Title
                   ---------                                 -----
 /s/ Alain J.P. Belda                           President and Chief Executive
 _____________________________________________  Officer
 Alain J.P. Belda                               (Principal Executive Officer
                                                and Director)
 /s/ Richard B. Kelson                          Executive Vice President and
 _____________________________________________  Chief Financial Officer
 Richard B. Kelson                              (Principal Financial Officer)
 /s/ Timothy S. Mock                            Vice President and Controller
 _____________________________________________  (Principal Accounting Officer)
 Timothy S. Mock

   Kenneth W. Dam, Joseph T. Gorman, Judith M. Gueron, Sir Ronald Hampel, Hugh
M. Morgan, John P. Mulroney, Paul H. O'Neill, Henry B. Schacht, Franklin A. Thomas and Marina v.N. Whitman, each as a director, on December 30, 1999, by Denis A. Demblowski, their attorney-in-fact*

*By: /s/ Denis A. Demblowski
   ___________________________________
    Denis A. Demblowski
    Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
  2.1        Agreement and Plan of Merger, dated as of August 18, 1999, among
             Alcoa Inc., RLM Acquisition Corp. and Reynolds Metals Company,
             included as Annex A to the Proxy Statement and Prospectus which is part of this Registration Statement.
  4.1        The Articles of Incorporation of Alcoa (Incorporated by reference to Exhibit 3(a) to Alcoa's Annual Report on Form 10-K for the year ended December 31, 1998).
  4.2        The Bylaws of Alcoa (Incorporated by reference to Exhibit 3(b) to
             Alcoa's Annual Report on Form 10-K for the year ended December 31,
             1998).
             Opinion of Denis A. Demblowski, Esq., as to the legality of the
  5.1        securities being registered.
             Consent of Denis A. Demblowski, Esq. (included in Exhibit 5.1
 23.1        hereto).
 23.2        Consent of PricewaterhouseCoopers LLP.
 23.3        Awareness letter of PricewaterhouseCoopers LLP.
 23.4        Consent of Ernst & Young LLP.
 23.5        Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
 23.6        Consent of Goldman, Sachs & Co.
 24.1        Powers of Attorney of certain officers and directors of Alcoa.